UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Quarterly Information- ITR

At June 30, 2018 and report on review of

Quarterly Information

(A free translation of the original in Portuguese)

Index (Expressed in millions of reais, unless otherwise indicated)

Parent Company Interim Accounting Information / Statement of Financial Position – Assets	4
Parent Company Interim Accounting Information / Statement of Financial Position - Liabilities	5
Parent Company Interim Accounting Information / Statement of Income	6
Parent Company Interim Accounting Information / Statement of Comprehensive Income	7
Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2018 to 06/30/2018	8
Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2017 to 06/30/2017	9
Parent Company Interim Accounting Information / Statement of Cash Flows – Indirect Method	10
Parent Company Interim Accounting Information / Statement of Added Value	11
Consolidated Interim Accounting Information / Statement of Financial Position - Assets	12
Consolidated Interim Accounting Information / Statement of Financial Position - Liabilities	13
Consolidated Interim Accounting Information / Statement of Income	14
Consolidated Interim Accounting Information / Statement of Comprehensive Income	15
Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2018 to 06/30/2018	16
Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2017 to 06/30/2017	17
Consolidated Interim Accounting Information / Statement of Cash Flows – Indirect Method	18
Consolidated Interim Accounting Information / Statement of Added Value	19
Notes to the financial statements	20
1. The Company and its operations	20
2. Basis of preparation and presentation of financial statements	20
3. The “Lava Jato (Car Wash) investigation” and its effects on the Company	21
4. Summary of significant accounting policies	22
5. Accounting estimates	25
6. Cash and cash equivalents and Marketable securities	26
7. Trade and other receivables	27
8. Inventories	29
9. Disposal of Assets and other changes in organizational structure	30
10. Investments	34
11. Property, plant and equipment	36
12. Intangible assets	38
13. Exploration and evaluation of oil and gas reserves	38
14. Trade payables	39
15. Finance debt	40
16. Leases	43
17. Related-party transactions	43
18. Provision for decommissioning costs	48
19. Taxes	48
20. Employee benefits (Post-Employment)	54
21. Equity	57
22. Sales revenues	59
23. Other income and expenses	59
24. Costs and Expenses by nature	60
25. Net finance income (expense)	60
26. Supplemental information on statement of cash flows	60
27. Segment information	61
28. Provisions for legal proceedings	64
29. Collateral for crude oil exploration concession agreements	71
30. Risk management	71
31. Fair value of financial assets and liabilities	76
32. Subsequent events	77
33. Correlation between the notes disclosed in the complete annual financial statements as of December 31, 2017 and the interim statements as of June 30, 2018	78

Parent Company Interim Accounting Information / Statement of Financial Position - Assets (R$ Thousand)

Account Code	Account Description	Current Quarter 06/30/2018	Previous Fiscal Year 12/31/2017
1	Total Assets	774,115,000	723,855,000
1.01	Current Assets	90,213,000	81,883,000
1.01.01	Cash and Cash Equivalents	7,125,000	1,305,000
1.01.02	Marketable Securities	3,990,000	3,531,000
1.01.03	Trade and Other Receivables	33,626,000	34,239,000
1.01.04	Inventories	30,809,000	23,165,000
1.01.06	Recoverable Taxes	6,788,000	6,183,000
1.01.06.01	Current Recoverable Taxes	6,788,000	6,183,000
1.01.06.01.01	Current Income Tax and Social Contribution	723,000	669,000
1.01.06.01.02	Other Recoverable Taxes	6,065,000	5,514,000
1.01.08	Other Current Assets	7,875,000	13,460,000
1.01.08.01	Non-Current Assets Held for Sale	325,000	9,520,000
1.01.08.03	Others	7,550,000	3,940,000
1.01.08.03.01	Advances to Suppliers	135,000	173,000
1.01.08.03.02	Others	7,415,000	3,767,000
1.02	Non-Current Assets	683,902,000	641,972,000
1.02.01	Long-Term Receivables	60,068,000	50,816,000
1.02.01.03	Marketable Securities Measured at Amortized Cost	193,000	204,000
1.02.01.04	Trade and Other Receivables	17,220,000	15,211,000
1.02.01.07	Deferred Taxes	12,351,000	8,999,000
1.02.01.07.01	Deferred Income Tax and Social Contribution	3,604,000	−
1.02.01.07.02	Deferred Taxes and Contributions	8,747,000	8,999,000
1.02.01.10	Other Non-Current Assets	30,304,000	26,402,000
1.02.01.10.03	Advances to Suppliers	431,000	502,000
1.02.01.10.04	Judicial Deposits	21,026,000	17,085,000
1.02.01.10.05	Other Long-Term Assets	8,847,000	8,815,000
1.02.02	Investments	175,644,000	149,356,000
1.02.03	Property, Plant and Equipment	442,017,000	435,536,000
1.02.04	Intangible Assets	6,173,000	6,264,000

Parent Company Interim Accounting Information / Statement of Financial Position - Liabilities (R$ Thousand)

Account Code	Account Description	Current Quarter 06/30/2018	Previous Fiscal Year 12/31/2017
2	Total Liabilities	774,115,000	723,855,000
2.01	Current Liabilities	161,063,000	132,319,000
2.01.01	Payroll, Profit Sharing and Related Charges	5,203,000	3,662,000
2.01.02	Trade Payables	27,072,000	22,179,000
2.01.03	Taxes Obligations	1,438,000	243,000
2.01.03.01	Federal Taxes Obligations	1,438,000	243,000
2.01.03.01.01	Income Tax and Social Contribution Payable	1,438,000	243,000
2.01.04	Current Debt and Finance Lease Obligations	94,317,000	75,985,000
2.01.04.01	Current Debt	92,981,000	74,724,000
2.01.04.03	Finance Lease Obligations	1,336,000	1,261,000
2.01.05	Other Liabilities	19,826,000	20,590,000
2.01.05.02	Others	19,826,000	20,590,000
2.01.05.02.04	Other Taxes and Contributions	15,172,000	14,485,000
2.01.05.02.05	Other Accounts Payable	4,654,000	6,105,000
2.01.06	Provisions	13,207,000	9,054,000
2.01.06.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	10,543,000	6,397,000
2.01.06.01.04	Provisions for Civil Lawsuits	10,543,000	6,397,000
2.01.06.02	Other Provisions	2,664,000	2,657,000
2.01.06.02.04	Pension and Medical Benefits	2,664,000	2,657,000
2.01.07	Liabilities Associated with Non-Current Assets Held for Sale and Discontinued	−	606,000
2.01.07.01	Liabilities Associated with Non-Current Assets Held for Sale	−	606,000
2.02	Non-Current Liabilities	330,913,000	327,551,000
2.02.01	Non-Current Debt and Finance Lease Obligations	203,595,000	197,501,000
2.02.01.01	Non-Current Debt	200,135,000	193,393,000
2.02.01.03	Finance Lease Obligations	3,460,000	4,108,000
2.02.02	Other Liabilities	2,131,000	2,169,000
2.02.02.02	Others	2,131,000	2,169,000
2.02.02.02.03	Income Tax and Social Contribution	2,131,000	2,169,000
2.02.03	Deferred Taxes	−	2,762,000
2.02.03.01	Deferred Taxes	−	2,762,000
2.02.04	Provisions	125,187,000	125,119,000
2.02.04.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	10,190,000	12,680,000
2.02.04.02	Other Provisions	114,997,000	112,439,000
2.02.04.02.04	Pension and Medical Benefits	66,293,000	64,519,000
2.02.04.02.05	Provision for Decommissioning Costs	45,898,000	45,677,000
2.02.04.02.06	Other Provisions	2,806,000	2,243,000
2.03	Shareholders' Equity	282,139,000	263,985,000
2.03.01	Share Capital	205,432,000	205,432,000
2.03.02	Capital Reserves	2,673,000	2,673,000
2.03.04	Profit Reserves	92,546,000	77,148,000
2.03.08	Other Comprehensive Income	(18,512,000)	(21,268,000)

Parent Company Interim Accounting Information / Statement of Income (R$ thousand)

Account Code	Account Description	Current Quarter 04/01/2018 to 06/30/2018	Accumulated of the Current Year 01/01/2018 to 06/30/2018	Same Quarter of the Previous Year 04/01/2017 to 06/30/2017	Accumulated of the Previous Year 01/01/2017 to 06/30/2017
3.01	Sales Revenues	65,284,000	121,151,000	55,463,000	109,559,000
3.02	Cost of Sales	(40,460,000)	(76,000,000)	(38,387,000)	(74,018,000)
3.03	Gross Profit	24,824,000	45,151,000	17,076,000	35,541,000
3.04	Operating Expenses / Income	(9,142,000)	(15,004,000)	(4,339,000)	(11,356,000)
3.04.01	Selling Expenses	(5,034,000)	(9,439,000)	(4,595,000)	(8,828,000)
3.04.02	General and Administrative Expenses	(1,552,000)	(3,027,000)	(1,555,000)	(3,133,000)
3.04.05	Other Operating Expenses	(6,826,000)	(9,092,000)	762,000	(3,101,000)
3.04.05.01	Other Taxes	(205,000)	(571,000)	(2,441,000)	(2,610,000)
3.04.05.02	Research and Development Expenses	(592,000)	(1,085,000)	(548,000)	(885,000)
3.04.05.03	Exploration Costs	(579,000)	(1,017,000)	(585,000)	(888,000)
3.04.05.05	Other Operating Expenses, Net	(5,450,000)	(6,419,000)	4,336,000	1,282,000
3.04.06	Share of Profit / Gains on Interest in Equity-Accounted Investments	4,270,000	6,554,000	1,049,000	3,706,000
3.05	Net Income Before Financial Results and Income Taxes	15,682,000	30,147,000	12,737,000	24,185,000
3.06	Finance Income (Expenses), Net	(2,109,000)	(6,628,000)	(5,698,000)	(11,186,000)
3.06.01	Finance Income	2,725,000	3,455,000	677,000	1,370,000
3.06.01.01	Finance Income	2,725,000	3,455,000	677,000	1,370,000
3.06.02	Finance Expenses	(4,834,000)	(10,083,000)	(6,375,000)	(12,556,000)
3.06.02.01	Finance Expenses	(3,357,000)	(6,676,000)	(5,316,000)	(9,420,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	(1,477,000)	(3,407,000)	(1,059,000)	(3,136,000)
3.07	Net Income Before Income Taxes	13,573,000	23,519,000	7,039,000	12,999,000
3.08	Income Tax and Social Contribution	(3,501,000)	(6,486,000)	(6,723,000)	(8,234,000)
3.08.01	Current	(3,520,000)	(6,260,000)	(1,909,000)	(1,909,000)
3.08.02	Deferred	19,000	(226,000)	(4,814,000)	(6,325,000)
3.09	Net Income from Continuing Operations	10,072,000	17,033,000	316,000	4,765,000
3.11	Income / (Loss) for the Period	10,072,000	17,033,000	316,000	4,765,000
3.99	Income per Share (R$/Share)
3.99.01	Income per Share
3.99.01.01	Ordinary Shares	0.772000	1.310000	0.024000	0.370000
3.99.01.02	Preferred Shares	0.772000	1.310000	0.024000	0.370000
3.99.02	Diluted Income per Share
3.99.02.01	Ordinary Shares	0.772000	1.310000	0.024000	0.370000
3.99.02.02	Preferred Shares	0.772000	1.310000	0.024000	0.370000

Parent Company Interim Accounting Information / Statement of Comprehensive Income (R$ thousand)

Account Code	Account Description	Current Quarter 04/01/2018 to 06/30/2018	Accumulated of the Current Year 01/01/2018 to 06/30/2018	Same Quarter of the Previous Year 04/01/2017 to 06/30/2017	Accumulated of the Previous Year 01/01/2017 to 06/30/2017
4.01	Net Income for the Period	10,072,000	17,033,000	316,000	4,765,000
4.02	Other Comprehensive Income	756,000	2,829,000	487,000	3,629,000
4.02.03	Cumulative Translation Adjustments	19,938,000	20,790,000	4,046,000	1,575,000
4.02.04	Unrealized Gains/(Losses) on securities measured at fair value through other comprehensive income	(14,000)	(16,000)	−	−
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	(30,239,000)	(31,355,000)	(7,691,000)	(2,428,000)
4.02.08	Unrealized Gains / (Losses) on Cash Flow Hedge - Reclassified to Profit and Loss	2,634,000	5,036,000	1,870,000	3,834,000
4.02.09	Deferred Income Tax and Social Contribution on Cash Flow Hedge	9,385,000	8,948,000	1,980,000	(478,000)
4.02.10	Share of Other Comprehensive Income of Equity-Accounted Investments	(948,000)	(574,000)	282,000	1,126,000
4.03	Total Comprehensive Income for the Period	10,828,000	19,862,000	803,000	8,394,000

Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2018 to 06/30/2018 (R$ thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings (Losses)	Accumulated Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,432,000	2,673,000	77,148,000	−	(21,268,000)	263,985,000
5.02	Prior Period Adjustments	−	−	−	(989,000)	(67,000)	(1,056,000)
5.03	Adjusted Opening Balance	205,432,000	2,673,000	77,148,000	(989,000)	(21,335,000)	262,929,000
5.04	Capital Transactions with Owners	−	−	−	(647,000)	(5,000)	(652,000)
5.04.07	Interest on Shareholders' Equity	−	−	−	(652,000)	−	(652,000)
5.04.09	Realization of the Deemed Cost	−	−	−	5,000	(5,000)	−
5.05	Total of Comprehensive Income	−	−	−	17,033,000	2,829,000	19,862,000
5.05.01	Net Income for the Period	−	−	−	17,033,000	−	17,033,000
5.05.02	Other Comprehensive Income	−	−	−	−	2,829,000	2,829,000
5.07	Balance at the End of the Period	205,432,000	2,673,000	77,148,000	15,397,000	(18,511,000)	282,139,000

Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2017 to 06/30/2017 (R$ thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings (Losses)	Accumulated Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,432,000	1,251,000	77,584,000	−	(34,037,000)	250,230,000
5.03	Adjusted Opening Balance	205,432,000	1,251,000	77,584,000	−	(34,037,000)	250,230,000
5.04	Capital Transactions with Owners	−	11,000	−	5,000	(5,000)	11,000
5.04.08	#N/A	−	11,000	−	−	−	11,000
5.04.09	Realization of the Deemed Cost	−	−	−	5,000	(5,000)	−
5.05	Total of Comprehensive Income	−	−	−	4,765,000	3,629,000	8,394,000
5.05.01	Net Income for the Period	−	−	−	4,765,000	−	4,765,000
5.05.02	Other Comprehensive Income	−	−	−	−	3,629,000	3,629,000
5.07	Balance at the End of the Period	205,432,000	1,262,000	77,584,000	4,770,000	(30,413,000)	258,635,000

Parent Company Interim Accounting Information / Statement of Cash Flows – Indirect Method (R$ thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2018 to 06/30/2018	Accumulated of the Previous Year 01/01/2017 to 06/30/2017
6.01	Net cash provided by operating activities	23,468,000	13,427,000
6.01.01	Cash provided by operating activities	42,630,000	33,552,000
6.01.01.01	Net Income (loss) for the period	17,033,000	4,765,000
6.01.01.02	Pension and medical benefits (actuarial expense)	3,564,000	3,996,000
6.01.01.03	Results in equity-accounted investments	(6,554,000)	(3,706,000)
6.01.01.04	Depreciation, depletion and amortization	17,112,000	16,180,000
6.01.01.05	Impairment of assets (reversal)	72,000	91,000
6.01.01.06	Exploratory expenditures write-offs	232,000	324,000
6.01.01.07	Gains and losses on disposals/write-offs of assets	(2,573,000)	(5,633,000)
6.01.01.08	Foreign exchange, indexation and finance charges	10,920,000	10,453,000
6.01.01.09	Deferred income taxes, net	226,000	6,325,000
6.01.01.10	Allowance for expected credit losses	1,444,000	276,000
6.01.01.13	Revision and unwinding of discount on the provision for decommissioning costs	1,154,000	1,179,000
6.01.01.15	Gain on remeasurement of investment retained with loss of control	−	(698,000)
6.01.02	Decrease / (increase) in assets / increase/ (decrease) in liabilities	(19,162,000)	(20,125,000)
6.01.02.01	Trade and other receivables, net	(12,998,000)	(14,497,000)
6.01.02.02	Inventories	(7,535,000)	639,000
6.01.02.03	Judicial deposits	(3,944,000)	(1,729,000)
6.01.02.04	Other assets	754,000	(858,000)
6.01.02.05	Trade payables	1,630,000	(2,981,000)
6.01.02.06	Other taxes payable	6,425,000	3,304,000
6.01.02.07	Pension and medical benefits	(1,784,000)	(1,298,000)
6.01.02.08	Income tax and social contribution paid	(2,956,000)	(77,000)
6.01.02.09	Other liabilities	1,246,000	(2,628,000)
6.02	Net cash used in investing activities	(12,888,000)	(3,320,000)
6.02.01	Acquisition of PP&E and intangibles assets	(20,901,000)	(14,017,000)
6.02.02	Increase in investments in investees	(5,463,000)	(2,694,000)
6.02.03	Proceeds from disposal of assets - Divestment	8,906,000	7,854,000
6.02.04	Divestment (investment) in marketable securities	2,157,000	2,161,000
6.02.05	Dividends received	2,413,000	3,376,000
6.03	Net cash used in financing activities	(4,760,000)	(15,356,000)
6.03.02	Proceeds from financing	48,443,000	41,390,000
6.03.03	Repayment of principal	(47,944,000)	(46,692,000)
6.03.04	Repayment of interest	(4,664,000)	(10,054,000)
6.03.05	Dividends paid to shareholders	(595,000)	−
6.05	Net increase/ (decrease) in cash and cash equivalents	5,820,000	(5,249,000)
6.05.01	Cash and cash equivalents at the beginning of the year	1,305,000	6,267,000
6.05.02	Cash and cash equivalents at the end of the period	7,125,000	1,018,000

Parent Company Interim Accounting Information / Statement of Added Value (R$ thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2018 to 06/30/2018	Accumulated of the Previous Year 01/01/2017 to 06/30/2017
7.01	Sales Revenues	189,755,000	170,174,000
7.01.01	Sales of Goods and Services	166,549,000	143,616,000
7.01.02	Other Revenues	4,317,000	10,752,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	20,333,000	16,082,000
7.01.04	Allowance for expected credit losses	(1,444,000)	(276,000)
7.02	Inputs Acquired from Third Parties	(54,600,000)	(57,494,000)
7.02.01	Cost of Sales	(18,138,000)	(19,272,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(25,007,000)	(28,723,000)
7.02.03	Impairment Charges / Reversals of Assets	(72,000)	(91,000)
7.02.04	Others	(11,383,000)	(9,408,000)
7.02.04.01	Tax Credits on Inputs Acquired from Third Parties	(11,383,000)	(9,408,000)
7.03	Gross Added Value	135,155,000	112,680,000
7.04	Retentions	(17,112,000)	(16,180,000)
7.04.01	Depreciation, Amortization and Depletion	(17,112,000)	(16,180,000)
7.05	Net Added Value Produced	118,043,000	96,500,000
7.06	Transferred Added Value	10,456,000	5,536,000
7.06.01	Share of Profit of Equity-Accounted Investments	6,554,000	3,706,000
7.06.02	Finance Income	3,455,000	1,371,000
7.06.03	Others	447,000	459,000
7.07	Total Added Value to be Distributed	128,499,000	102,036,000
7.08	Distribution of Added Value	128,499,000	102,036,000
7.08.01	Employee Compensation	12,376,000	11,666,000
7.08.01.01	Salaries	7,318,000	6,742,000
7.08.01.02	Fringe Benefits	4,543,000	4,365,000
7.08.01.03	Unemployment Benefits (FGTS)	515,000	559,000
7.08.02	Taxes and Contributions	61,759,000	46,106,000
7.08.02.01	Federal	47,002,000	32,702,000
7.08.02.02	State	14,576,000	13,292,000
7.08.02.03	Municipal	181,000	112,000
7.08.03	Return on Third-Party Capital	37,331,000	39,499,000
7.08.03.01	Interest	12,667,000	14,823,000
7.08.03.02	Rental Expenses	24,664,000	24,676,000
7.08.04	Return on Shareholders' Equity	17,033,000	4,765,000
7.08.04.01	Interest on Capital	652,000	−
7.08.04.03	Retained Earnings / (Losses) for the Period	16,381,000	4,765,000

Consolidated Interim Accounting Information / Statement of Financial Position - Assets (R$ thousand)

Account Code	Account Description	Current Period 06/30/2018	Previous Fiscal Year 12/31/2017
1	Total Assets	850,282,000	831,515,000
1.01	Current Assets	144,255,000	155,909,000
1.01.01	Cash and Cash Equivalents	65,536,000	74,494,000
1.01.02	Marketable Securities	4,060,000	6,237,000
1.01.03	Trade and Other Receivables	19,385,000	16,446,000
1.01.04	Inventories	35,534,000	28,081,000
1.01.06	Recoverable Taxes	9,006,000	8,062,000
1.01.06.01	Current Recoverable Taxes	9,006,000	8,062,000
1.01.06.01.01	Current Income Tax and Social Contribution	1,816,000	1,584,000
1.01.06.01.02	Other Recoverable Taxes	7,190,000	6,478,000
1.01.08	Other Current Assets	10,734,000	22,589,000
1.01.08.01	Non-Current Assets Held for Sale	1,542,000	17,592,000
1.01.08.03	Others	9,192,000	4,997,000
1.01.08.03.01	Advances to Suppliers	193,000	258,000
1.01.08.03.02	Others	8,999,000	4,739,000
1.02	Non-Current Assets	706,027,000	675,606,000
1.02.01	Long-Term Receivables	80,530,000	70,955,000
1.02.01.03	Marketable Securities Measured at Amortized Cost	200,000	211,000
1.02.01.04	Trade and Other Receivables	19,091,000	17,120,000
1.02.01.07	Deferred Taxes	25,616,000	21,544,000
1.02.01.07.01	Deferred Income Tax and Social Contribution	15,606,000	11,373,000
1.02.01.07.02	Deferred Taxes and Contributions	10,010,000	10,171,000
1.02.01.10	Other Non-Current Assets	35,623,000	32,080,000
1.02.01.10.03	Advances to Suppliers	3,074,000	3,413,000
1.02.01.10.04	Judicial Deposits	22,545,000	18,465,000
1.02.01.10.05	Other Long-Term Assets	10,004,000	10,202,000
1.02.02	Investments	12,287,000	12,554,000
1.02.03	Property, Plant and Equipment	605,484,000	584,357,000
1.02.04	Intangible Assets	7,726,000	7,740,000

Consolidated Interim Accounting Information / Statement of Financial Position - Liabilities (R$ thousand)

Account Code	Account Description	Current Period 06/30/2018	Previous Fiscal Year 12/31/2017
2	Total Liabilities	850,282,000	831,515,000
2.01	Current Liabilities	84,649,000	82,535,000
2.01.01	Payroll, Profit Sharing and Related Charges	6,013,000	4,331,000
2.01.02	Trade Payables	20,769,000	19,077,000
2.01.03	Taxes Obligations	1,648,000	990,000
2.01.03.01	Federal Taxes Obligations	1,648,000	990,000
2.01.03.01.01	Income Tax and Social Contribution Payable	1,648,000	990,000
2.01.04	Current Debt and Finance Lease Obligations	15,353,000	23,244,000
2.01.04.01	Current Debt	15,266,000	23,160,000
2.01.04.03	Finance Lease Obligations	87,000	84,000
2.01.05	Other Liabilities	25,498,000	23,344,000
2.01.05.02	Others	25,498,000	23,344,000
2.01.05.02.04	Other Taxes and Contributions	15,775,000	15,046,000
2.01.05.02.05	Other Accounts Payable	9,723,000	8,298,000
2.01.06	Provisions	15,203,000	10,254,000
2.01.06.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	12,398,000	7,463,000
2.01.06.01.04	Provisions for Civil Lawsuits	12,398,000	7,463,000
2.01.06.02	Other Provisions	2,805,000	2,791,000
2.01.06.02.04	Pension and Medical Benefits	2,805,000	2,791,000
2.01.07	Liabilities Associated with Non-Current Assets Held for Sale and Discontinued	165,000	1,295,000
2.01.07.01	Liabilities Associated with Non-Current Assets Held for Sale	165,000	1,295,000
2.02	Non-Current Liabilities	478,185,000	479,371,000
2.02.01	Non-Current Debt and Finance Lease Obligations	338,270,000	338,239,000
2.02.01.01	Non-Current Debt	337,604,000	337,564,000
2.02.01.03	Finance Lease Obligations	666,000	675,000
2.02.02	Other Liabilities	2,180,000	2,219,000
2.02.02.02	Others	2,180,000	2,219,000
2.02.02.02.03	Income Tax and Social Contribution	2,180,000	2,219,000
2.02.03	Deferred Taxes	1,637,000	3,956,000
2.02.03.01	Deferred Taxes	1,637,000	3,956,000
2.02.04	Provisions	136,098,000	134,957,000
2.02.04.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	13,376,000	15,778,000
2.02.04.02	Other Provisions	122,722,000	119,179,000
2.02.04.02.04	Pension and Medical Benefits	71,522,000	69,421,000
2.02.04.02.05	Provision for Decommissioning Costs	47,335,000	46,785,000
2.02.04.02.06	Other Provisions	3,865,000	2,973,000
2.03	Shareholders' Equity	287,448,000	269,609,000
2.03.01	Share Capital	205,432,000	205,432,000
2.03.02	Capital Reserves	2,457,000	2,457,000
2.03.04	Profit Reserves	92,761,000	77,364,000
2.03.08	Other Comprehensive Income	(18,511,000)	(21,268,000)
2.03.09	Non-controlling interests	5,309,000	5,624,000

Consolidated Interim Accounting Information / Statement of Income (R$ thousand)

Account Code	Account Description	Current Quarter 04/01/2018 to 06/30/2018	Accumulated of the Current Year 01/01/2018 to 06/30/2018	Same Quarter of the Previous Year 04/01/2017 to 06/30/2017	Accumulated of the Previous Year 01/01/2017 to 06/30/2017
3.01	Sales Revenues	84,395,000	158,856,000	66,996,000	135,361,000
3.02	Cost of Sales	(52,772,000)	(100,460,000)	(45,627,000)	(90,206,000)
3.03	Gross Profit	31,623,000	58,396,000	21,369,000	45,155,000
3.04	Operating Expenses / Income	(14,647,000)	(23,094,000)	(5,764,000)	(14,668,000)
3.04.01	Selling Expenses	(4,748,000)	(8,876,000)	(3,889,000)	(6,279,000)
3.04.02	General and Administrative Expenses	(2,206,000)	(4,348,000)	(2,221,000)	(4,528,000)
3.04.05	Other Operating Expenses	(8,003,000)	(10,691,000)	(269,000)	(5,088,000)
3.04.05.01	Other Taxes	(359,000)	(840,000)	(3,069,000)	(3,360,000)
3.04.05.02	Research and Development Expenses	(593,000)	(1,088,000)	(549,000)	(886,000)
3.04.05.03	Exploration Costs	(584,000)	(1,026,000)	(603,000)	(899,000)
3.04.05.05	Other Operating Expenses, Net	(6,467,000)	(7,737,000)	3,952,000	57,000
3.04.06	Share of Profit / Gains on Interest in Equity-Accounted Investments	310,000	821,000	615,000	1,227,000
3.05	Net Income Before Financial Results and Income Taxes	16,976,000	35,302,000	15,605,000	30,487,000
3.06	Finance Income (Expenses), Net	(2,647,000)	(9,893,000)	(8,835,000)	(16,590,000)
3.06.01	Finance Income	4,596,000	5,697,000	1,051,000	1,984,000
3.06.01.01	Finance Income	4,596,000	5,697,000	1,051,000	1,984,000
3.06.02	Finance Expenses	(7,243,000)	(15,590,000)	(9,886,000)	(18,574,000)
3.06.02.01	Finance Expenses	(5,346,000)	(11,196,000)	(6,868,000)	(12,813,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	(1,897,000)	(4,394,000)	(3,018,000)	(5,761,000)
3.07	Net Income Before Income Taxes	14,329,000	25,409,000	6,770,000	13,897,000
3.08	Income Tax and Social Contribution	(4,638,000)	(8,593,000)	(6,478,000)	(8,798,000)
3.08.01	Current	(4,108,000)	(7,429,000)	(2,573,000)	(3,399,000)
3.08.02	Deferred	(530,000)	(1,164,000)	(3,905,000)	(5,399,000)
3.09	Net Income from Continuing Operations	9,691,000	16,816,000	292,000	5,099,000
3.11	Income / (Loss) for the Period	9,691,000	16,816,000	292,000	5,099,000
3.11.01	Attributable to Shareholders of Petrobras	10,072,000	17,033,000	316,000	4,765,000
3.11.02	Attributable to Non-Controlling Interests	(381,000)	(217,000)	(24,000)	334,000
3.99	Income per Share (R$/Share)
3.99.01	Income per Share
3.99.01.01	Ordinary Shares	0.77000	1.31000	0.02400	0.37000
3.99.01.02	Preferred Shares	0.77000	1.31000	0.02400	0.37000
3.99.02	Diluted Income per Share
3.99.02.01	Ordinary Shares	0.77000	1.31000	0.02400	0.37000
3.99.02.02	Preferred Shares	0.77000	1.31000	0.02400	0.37000

Consolidated Interim Accounting Information / Statement of Comprehensive Income (R$ thousand)

Account Code	Account Description	Current Quarter 04/01/2018 to 06/30/2018	Accumulated of the Current Year 01/01/2018 to 06/30/2018	Same Quarter of the Previous Year 04/01/2017 to 06/30/2017	Accumulated of the Previous Year 01/01/2017 to 06/30/2017
4.01	Net Income for the Period	9,691,000	16,816,000	292,000	5,099,000
4.02	Other Comprehensive Income	1,109,000	3,225,000	543,000	3,640,000
4.02.03	Cumulative Translation Adjustments	20,291,000	21,186,000	4,102,000	1,586,000
4.02.04	Unrealized Gains/(Losses) on securities measured at fair value through other comprehensive income	(14,000)	(16,000)	(2,000)	(42,000)
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	(30,589,000)	(31,688,000)	(7,742,000)	(2,281,000)
4.02.08	Unrealized Gains / (Losses) on Cash Flow Hedge - Reclassified to Profit and Loss	2,846,000	5,507,000	2,371,000	4,806,000
4.02.09	Deferred Income Tax and Social Contribution on Cash Flow Hedge	9,433,000	8,902,000	1,825,000	(859,000)
4.02.10	Share of Other Comprehensive Income of Equity-Accounted Investments	(858,000)	(666,000)	(11,000)	430,000
4.03	Total Comprehensive Income for the Period	10,800,000	20,041,000	835,000	8,739,000
4.03.01	Attributable to Shareholders of Petrobras	10,828,000	19,862,000	803,000	8,394,000
4.03.02	Attributable to Non-controlling Interests	(28,000)	179,000	32,000	345,000

Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2018 to 06/30/2018 (R$ thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings (Losses)	Accumulated Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Consolidated Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,432,000	2,673,000	77,148,000	−	(21,268,000)	263,985,000	5,624,000	269,609,000
5.02	Prior Period Adjustments	−	−	−	(989,000)	(67,000)	(1,056,000)	(51,000)	(1,107,000)
5.03	Adjusted Opening Balance	205,432,000	2,673,000	77,148,000	(989,000)	(21,335,000)	262,929,000	5,573,000	268,502,000
5.04	Capital Transactions with Owners	−	−	−	(647,000)	(5,000)	(652,000)	(443,000)	(1,095,000)
5.04.06	Dividends	−	−	−	−	−	−	(420,000)	(420,000)
5.04.07	Interest on Shareholders' Equity	−	−	−	(652,000)	−	(652,000)	−	(652,000)
5.04.08	Change in Interest in Subsidiaries	−	−	−	−	−	−	(23,000)	(23,000)
5.04.09	Realization of the Deemed Cost	−	−	−	5,000	(5,000)	−	−	−
5.05	Total of Comprehensive Income	−	−	−	17,033,000	2,829,000	19,862,000	179,000	20,041,000
5.05.01	Net Income for the Period	−	−	−	17,033,000	−	17,033,000	(217,000)	16,816,000
5.05.02	Other Comprehensive Income	−	−	−	−	2,829,000	2,829,000	396,000	3,225,000
5.07	Balance at the End of the Period	205,432,000	2,673,000	77,148,000	15,397,000	(18,511,000)	282,139,000	5,309,000	287,448,000

Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2017 to 06/30/2017 (R$ thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings (Losses)	Accumulated Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Consolidated Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,432,000	1,251,000	77,584,000	−	(34,037,000)	250,230,000	2,513,000	252,743,000
5.03	Adjusted Opening Balance	205,432,000	1,251,000	77,584,000	−	(34,037,000)	250,230,000	2,513,000	252,743,000
5.04	Capital Transactions with Owners	−	11,000	−	5,000	(5,000)	11,000	(349,000)	(338,000)
5.04.06	Dividends	−	−	−	−	−	−	(207,000)	(207,000)
5.04.08	Change in Interest in Subsidiaries	−	11,000	−	−	−	11,000	(142,000)	(131,000)
5.04.09	Realization of the Deemed Cost	−	−	−	5,000	(5,000)	−	−	−
5.05	Total of Comprehensive Income	−	−	−	4,765,000	3,629,000	8,394,000	345,000	8,739,000
5.05.01	Net Income for the Period	−	−	−	4,765,000	−	4,765,000	334,000	5,099,000
5.05.02	Other Comprehensive Income	−	−	−	−	3,629,000	3,629,000	11,000	3,640,000
5.07	Balance at the End of the Period	205,432,000	1,262,000	77,584,000	4,770,000	(30,413,000)	258,635,000	2,509,000	261,144,000

Consolidated Interim Accounting Information / Statement of Cash Flows – Indirect Method (R$ thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2018 to 06/30/2018	Accumulated of the Previous Year 01/01/2017 to 06/30/2017
6.01	Net cash provided by operating activities	47,813,000	42,878,000
6.01.01	Cash provided by operating activities	58,610,000	48,175,000
6.01.01.01	Net Income (loss) for the period	16,816,000	5,099,000
6.01.01.02	Pension and medical benefits (actuarial expense)	3,882,000	4,352,000
6.01.01.03	Results in equity-accounted investments	(821,000)	(1,227,000)
6.01.01.04	Depreciation, depletion and amortization	22,020,000	21,148,000
6.01.01.05	Impairment of assets (reversal)	(119,000)	207,000
6.01.01.06	Exploratory expenditures write-offs	232,000	324,000
6.01.01.07	Gains and losses on disposals/write-offs of assets	(2,123,000)	(5,685,000)
6.01.01.08	Foreign exchange, indexation and finance charges	14,830,000	16,153,000
6.01.01.09	Deferred income taxes, net	1,164,000	5,399,000
6.01.01.10	Allowance for expected credit losses	1,483,000	1,458,000
6.01.01.11	Inventory write-down to net realizable value	55,000	249,000
6.01.01.12	Reclassification of cumulative translation adjustment	−	185,000
6.01.01.13	Revision and unwinding of discount on the provision for decommissioning costs	1,191,000	1,211,000
6.01.01.14	Gain on remeasurement of investment retained with loss of control	−	(698,000)
6.01.02	Decrease / (increase) in assets / increase/ (decrease) in liabilities	(10,797,000)	(5,297,000)
6.01.02.01	Trade and other receivables, net	(5,034,000)	383,000
6.01.02.02	Inventories	(6,526,000)	823,000
6.01.02.03	Judicial deposits	(3,971,000)	(1,608,000)
6.01.02.04	Other assets	601,000	(1,053,000)
6.01.02.05	Trade payables	1,046,000	(2,381,000)
6.01.02.06	Other taxes payable	6,289,000	3,904,000
6.01.02.07	Pension and medical benefits	(1,879,000)	(1,364,000)
6.01.02.08	Income tax and social contribution paid	(3,714,000)	(626,000)
6.01.02.09	Other liabilities	2,391,000	(3,375,000)
6.02	Net cash used in investing activities	666,000	(11,311,000)
6.02.01	Acquisition of PP&E and intangibles assets	(20,023,000)	(20,681,000)
6.02.02	Increase in investments in investees	(97,000)	(50,000)
6.02.03	Proceeds from disposal of assets - Divestment	16,880,000	9,455,000
6.02.04	Divestment (investment) in marketable securities	2,233,000	(610,000)
6.02.05	Dividends received	1,673,000	575,000
6.03	Net cash used in financing activities	(65,732,000)	(24,039,000)
6.03.01	Non-controlling interest	(23,000)	(142,000)
6.03.02	Proceeds from financing	27,231,000	43,988,000
6.03.03	Repayment of principal	(81,506,000)	(55,345,000)
6.03.04	Repayment of interest	(10,531,000)	(12,130,000)
6.03.05	Dividends paid to shareholders	(595,000)	−
6.03.06	Dividends paid to non-controlling interests	(308,000)	(410,000)
6.04	Effect of exchange rate changes on cash and cash equivalents	8,295,000	1,334,000
6.05	Net increase/ (decrease) in cash and cash equivalents	(8,958,000)	8,862,000
6.05.01	Cash and cash equivalents at the beginning of the year	74,494,000	69,108,000
6.05.02	Cash and cash equivalents at the end of the period	65,536,000	77,970,000

Consolidated Interim Accounting Information / Statement of Added Value (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2018 to 06/30/2018	Accumulated of the Previous Year 01/01/2017 to 06/30/2017
7.01	Sales Revenues	229,077,000	198,822,000
7.01.01	Sales of Goods and Services	203,257,000	170,758,000
7.01.02	Other Revenues	4,866,000	12,102,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	22,437,000	17,420,000
7.01.04	Allowance for expected credit losses	(1,483,000)	(1,458,000)
7.02	Inputs Acquired from Third Parties	(74,197,000)	(68,311,000)
7.02.01	Cost of Sales	(33,298,000)	(28,077,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(28,649,000)	(29,580,000)
7.02.03	Impairment Charges / Reversals of Assets	119,000	(207,000)
7.02.04	Others	(12,369,000)	(10,447,000)
7.02.04.01	Tax Credits on Inputs Acquired from Third Parties	(12,314,000)	(10,198,000)
7.02.04.02	Inventory Write-Down to Net Realizable Value	(55,000)	(249,000)
7.03	Gross Added Value	154,880,000	130,511,000
7.04	Retentions	(22,020,000)	(21,148,000)
7.04.01	Depreciation, Amortization and Depletion	(22,020,000)	(21,148,000)
7.05	Net Added Value Produced	132,860,000	109,363,000
7.06	Transferred Added Value	6,675,000	3,477,000
7.06.01	Share of Profit of Equity-Accounted Investments	821,000	1,227,000
7.06.02	Finance Income	5,697,000	1,984,000
7.06.03	Others	157,000	266,000
7.07	Total Added Value to be Distributed	139,535,000	112,840,000
7.08	Distribution of Added Value	139,535,000	112,840,000
7.08.01	Employee Compensation	14,949,000	14,366,000
7.08.01.01	Salaries	9,203,000	8,834,000
7.08.01.02	Fringe Benefits	5,151,000	4,893,000
7.08.01.03	Unemployment Benefits (FGTS)	595,000	639,000
7.08.02	Taxes and Contributions	75,789,000	58,219,000
7.08.02.01	Federal	50,996,000	35,835,000
7.08.02.02	State	24,416,000	22,087,000
7.08.02.03	Municipal	377,000	297,000
7.08.03	Return on Third-Party Capital	31,981,000	35,156,000
7.08.03.01	Interest	18,973,000	21,654,000
7.08.03.02	Rental Expenses	13,008,000	13,502,000
7.08.04	Return on Shareholders' Equity	16,816,000	5,099,000
7.08.04.01	Interest on Capital	652,000	−
7.08.04.03	Retained Earnings / (Losses) for the Period	16,381,000	4,765,000
7.08.04.04	Write-Off of Overpayments Incorrectly Capitalized	(217,000)	334,000

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

1.	The Company and its operations

Petróleo Brasileiro S.A. (Petrobras), hereinafter referred to as “Petrobras” or “Company,” is a partially state-owned enterprise, controlled by the Brazilian Federal Government, of indefinite duration, governed by the terms and conditions under the Brazilian Corporate Law (Law 6,404 of December 15, 1976), Law 13,303 of June 30, 2016 and its Bylaws.

Following the adherence to the market tier called Level 2 at the Brazilian stock exchange (B3), a market tier that requires a high level of corporate governance standards, the Company, its managers and fiscal council members also became subject to provisions set out in the Level 2 Regulation (Regulamento de Listagem do Nível 2 de Governança Corporativa da Brasil Bolsa Balcão – B3).

The provisions of the Level 2 Regulation shall prevail over statutory provisions, in the event of damage to the rights of investors of public offers provided for in the Company's Bylaws, except in cases of: (i) prior notice to shareholders made by the Minority Shareholders’ Committee and eventual dissenting opinion of the controlling shareholder as to the prevalence of said Level 2 Regulation (article 30, paragraphs 4 and 5 and article 40, paragraphs 3 and 4 of the Company’s Bylaws); (ii) disputes or controversies that refer to Petrobras’ activities based on art. 1 of Law 9,478/97, observing the provisions of the Bylaws, regarding the public interest that justified the Company’s creation; and (iii) disputes or controversies involving inalienable rights, as provided for in the sole paragraph of article 58 of the Bylaws.

The Company is dedicated to prospecting, drilling, refining, processing, trading and transporting crude oil from producing onshore and offshore oil fields and from shale or other rocks, as well as oil products, natural gas and other liquid hydrocarbons. In addition, Petrobras carries out energy related activities, such as research, development, production, transport, distribution and trading of all forms of energy, as well as other related or similar activities.

The economic activities linked to its business purpose shall be developed by the Company as free competition with other companies according to market conditions, in compliance with the other principles and guidelines of Laws no. 9,478/97 and 10,438/02 (oil & gas and electricity sector regulations, respectively).

Petrobras may perform any of the activities related to its corporate purpose, directly, through its wholly owned subsidiaries, controlled companies, alone or through joint venture with third parties, in Brazil or abroad.

Petrobras may have its activities, provided they are in compliance with its corporate purpose, guided by the Brazilian Federal Government to contribute to the public interest that justified its creation, aiming to meet the objectives of the national energy policy outlined in the Annual Letter of Public Policies and Corporate Governance approved by the Board of Directors.

The Brazilian Federal Government may only guide the Company to assume obligations or responsibilities, including the implementation of investment projects and the assumption of specific operating costs/results, such as those relating to the sale of fuels, as well as any other related activities, under conditions different from those of any other private sector company operating in the same market, when:

I – established by law or regulation, as well as under provisions of agreements with a public entity that is competent to establish such obligation, abiding by the broad publicity of such instruments; and

II – the cost and revenues thereof have been broken down and disseminated in a transparent manner, including in the accounting plan.

Moreover, as set out in the Company’s Bylaws, the terms of which were amended to conform to provisions under law 13,303/2016, Decree 8,945/2016 and the B3 market tier named New Market (Novo Mercado - the main governance market tier of B3), in the event the Brazilian Federal Government guides the Company to meet the public interest under conditions different from market conditions, the Company’s Finance Committee and Minority Shareholders Committee, exercising their advisory role to the Board of Directors, shall assess and measure the difference between such market conditions and the operating result or economic return of the transaction, based on technical and economic criteria for investment valuation and specific operating costs and results under the Company's operations, In this case, for every financial year, the Federal Government shall compensate the Company.

2.	Basis of preparation and presentation of financial statements

The consolidated and individual (Parent Company) financial statements have been prepared and are presented in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and with the pronouncements issued by the Brazilian Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis - CPC) and released by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM).

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

This interim financial information presents the significant changes in the period, avoiding repetition of certain notes to the financial statements previously reported, and presents the consolidated information, considering Management’s understanding that it provides a comprehensive view of the Company’s financial position and operational performance, complemented by certain information of the Parent Company. Hence, this interim financial information should be read together with the Company’s audited annual financial statements for the year ended December 31, 2017, which include the full set of notes.

The Company’s Board of Directors, in a meeting held on August 2, 2018, authorized the issuance of these consolidated interim financial information.

3.	The “Lava Jato (Car Wash) investigation” and its effects on the Company

In the third quarter of 2014, the Company wrote off R$ 6,194 (R$ 4,788 in the Parent Company) of capitalized costs representing amounts that Petrobras overpaid for the acquisition of property, plant and equipment in prior years. For additional information about this write off and its approach to estimate amounts overpaid by the Company, see note 3 to the audited consolidated financial statements ended December 31, 2017.

In the preparation of these unaudited interim financial statements ended June 30, 2018, the Company has not identified any additional information that would affect the adopted calculation methodology to write off the amounts overpaid. The Company has monitored the progress of investigations by Brazilian authorities under the Lava Jato Operation, as well as an internal investigation carried out by independent law firms. The Company will continue to monitor these investigations for additional information and will review their potential impact on the adjustment made.

We have been formally recognized as a victim of the crimes identified under the Lava Jato investigation by the Brazilian Federal Prosecutor’s Office, the lower court hearing the case and by the Brazilian Supreme Court. As a result, we have entered into 49 criminal proceedings as an assistant to the prosecutor. In addition, we have entered into four criminal proceedings as an interested party. We have also renewed our commitment to continue cooperating with authorities to clarify the issues and report them regularly to our investors and to the public in general.

In addition, the Company has been taking the necessary procedural steps to seek compensation for damages suffered from the improper payments scheme, including those related to its reputation.

Accordingly, the Company joined 15 public civil suits addressing acts of administrative misconduct filed by the Brazilian Public Prosecutor’s Office and the Federal Government, including demands for compensation for reputation damages.

To the extent that any of the proceedings resulting from the Lava Jato investigation involve leniency agreements or plea agreements for return of funds, the Company may be entitled to receive a portion of such funds. Nevertheless, the Company is unable to reliably estimate further recoverable amounts at this moment. Any future recoverable amount will be recognized as income when received or when its economic benefits become virtually certain.

The total funds collected through June 30, 2018 under the Lava Jato investigation amounted to R$ 1,477 (R$ 1,476 through December 31, 2017).

3.1.	Investigations involving the Company

Petrobras is not a target of the Lava Jato investigation and is formally recognized as a victim of the improper payments scheme by the Brazilian Authorities.

On November 21, 2014, Petrobras received a subpoena from the U.S. Securities and Exchange Commission (SEC) requesting certain documents and information about the Company with respect to, among other things, the Lava Jato investigation and any allegations regarding a violation of the U.S. Foreign Corrupt Practices Act. The U.S. Department of Justice (DoJ) is conducting a similar inquiry, and the Company is cooperating with both investigations and intends to continue to do so, working with the independent Brazilian and U.S. law firms that were hired to conduct an independent internal investigation. The investigations carried out by the SEC and DoJ may require the Company to pay penalties or provide other financial relief, or consent to injunctions or orders on future conduct or suffer other penalties.

The inquiries carried out by these authorities remain ongoing, and to date it is not possible to estimate their duration, scope or results. Accordingly, the Company is unable to make a reliable estimate about amounts and probability of penalties that may be required or if other financial relief may be provided in connection with any SEC or DoJ investigation.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

On December 15, 2015, the State of São Paulo Public Prosecutor’s Office issued the Order of Civil Inquiry 01/2015, establishing a civil proceeding to investigate the existence of potential damages caused by Petrobras to investors in the stock market. The Company has provided all relevant information required by the authorities.

4.	Summary of significant accounting policies

The same accounting policies and methods of computation were followed in these consolidated interim financial statements as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2017, except for the changes arising from the adoption of IFRS 9 - Financial Instruments, IFRS 15 - Revenue from Contracts with Customers and IFRIC 22 Foreign Currency Transactions and Advance Consideration. The provisions under these standards and interpretation became effective on January 1, 2018.

4.1.	IFRS 9 - Financial Instruments (CPC 48 - Instrumentos Financeiros)

IFRS 9 establishes, among others, new requirements for classification and measurement of financial assets, measurement and recognition of impairment of financial assets, changes in the terms of financial assets and liabilities, hedge accounting and disclosure.

As permitted by IFRS 9, the company did not restate prior periods with respect to classification and measurement (including impairment and modification of financial assets and liabilities) changes. Differences in the carrying amounts of financial assets and financial liabilities resulting from the adoption of IFRS 9 were recognized at January 1, 2018 in retained earnings within equity. Information on the consolidated impacts is presented below:

Item of Consolidated Statement of Financial Position	Balance at 12.31.2017	Adjustment by initial application of IFRS 9	Note	Balance at 01.01.2018
Current assets
Trade and other receivables, net	16,446	(341)	4.1.3	16,105
Non-current assets
Trade and other receivables, net	17,120	(64)	4.1.3	17,056
Deferred income taxes	11,373	484		11,857
Others	10,202	(7)	4.1.3	10,195
Current liabilities
Finance debt	23,160	3	4.1.2	23,163
Non-current liabilities
Finance debt	337,564	1,175	4.1.2	338,739
Equity
Accumulated other comprehensive deficit	(21,268)	(67)	4.1.1	(21,335)
Retained earnings	-	(989)		(989)
Non-controlling interests	5,624	(51)		5,573

The new hedge accounting requirements were applied prospectively. The cash flow hedge relationships of highly probable future exports for the purposes of IAS 39 were considered as hedges for IFRS 9 purposes, since they also qualify for hedge accounting in accordance with the new standard.

The main accounting policies following the adoption of IFRS 9 at January 1, 2018 are shown below:

4.1.1.	Classification and measurement of financial assets

Financial assets are generally classified and subsequently measured based on the business model in which assets are managed and their contractual cash flow characteristics, as follows:

•

Amortised cost: when the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, and the business model’s objective is to hold financial assets in order to collect contractual cash flows;

•

Fair value through other comprehensive income: i) when the contractual terms of a debt instrument give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding and the business model’s objective to collect contractual cash flows and sell financial assets; and ii) equity instruments not held for trading purposes for which the Company has made an irrevocable election in their initial recognition to present changes in fair value in other comprehensive income rather than within profit or loss; and

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

•	Fair value through profit or loss: if the financial asset does not meet the criteria for the two aforementioned categories.

The table below presents comparative information of marketable securities between the former classification and measurement in accordance with IAS 39 and the current requirements following the effectiveness of IFRS 9:

Classification according to CPC 38 / IAS 39	Carrying amount according to CPC 38 / IAS 39 at December 31, 2017			Classification according to CPC 48 / IFRS 9	Carrying amount according to CPC 48 / IFRS 9 at January 1, 2018
	In Brazil	Abroad	Total		In Brazil	Abroad	Total
Trading securities	3,531	-	3,531	Fair value through profit or loss	4,222	−	4,222
Available-for-sale securities	505	2,015	2,520	Fair value through other comprehensive income	42	2,015	2,057
Held-to-maturity securities	397	-	397	Amortised cost	169	-	169
	4,433	2,015	6,448		4,433	2,015	6,448

4.1.2.	Modification of contractual cash flows

When the contractual cash flows of a financial liability measured at amortized cost are renegotiated or modified and this change is not substantial, its gross carrying amount should reflect the discounted present value of its cash flows under the new terms using the original effective interest rate. The difference between the book value immediately prior to such modification and the new gross carrying amount is recognized as gain or loss in profit or loss.

4.1.3.	Impairment of financial assets

An allowance for expected credit losses is recognized on a financial asset that is measured at amortized cost, including lease receivables, and on financial assets measured at fair value through other comprehensive income.

The Company measures expected credit losses for short-term trade receivables using a provision matrix based on unadjusted historical observed default rates when such information represents the best estimate, or such information adjusted by current and forward-looking information available without undue cost or effort.

The Company measures the allowance for expected credit losses of other financial assets based on their 12-month expected credit losses. However, whenever their credit risks have increased significantly since their initial recognition, the allowance for expected credit losses is based on their lifetime expected credit losses.

Significant increase in credit risk since initial recognition

When determining whether there has been a significant increase in credit risk, the Company compares the risk of default on initial recognition and at the reporting date by using certain indicators, such as the actual or expected significant change in the financial instrument’s external credit rating and information on payment delays.

Regardless of the assessment of significant increase in credit risk, a delinquency period of 30 days past due triggers the definition of significant increase in credit risk on a financial asset, unless otherwise demonstrated by reasonable and sustainable information.

The Company assumes that the credit risk on a financial instrument has not increased significantly since initial recognition if the financial instrument is considered to have low credit risk at the reporting date. The financial instrument has a low credit risk in case of low risk of default, the counterparty has a strong capacity to meet its contractual cash flow obligations in the near term and adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the borrower to fulfil its contractual cash flow obligations. The Company determines if a financial instrument has low credit risk based on external credit ratings or internal methodologies.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Definition of default

The Company assumes that a default occurs whenever financial assets are at least 90 days past due and or the counterparty does not comply with the legal obligation to pay its debts when due.

Measurement of expected credit losses

The measurement of credit loss comprises the difference between all contractual cash flows that are due to the Company and all the cash flows that the Company expects to receive, discounted at the original effective interest rate weighted by the probability of default.

The probability of default, losses (the magnitude of the loss if a default occurs) and exposure to default are factored into the measurement of the expected credit loss.

The evaluation of default probability takes into account data of the main credit rating agencies, as well as internal valuation methodologies. The loss due to a default also takes into account the probability of expected cash flows from collateral (collateral assets) and other credit enhancements that are part of the contractual terms, less the costs of obtaining and selling that collateral. Exposure to default comprises the gross carrying amount of the financial asset at the reporting date.

Disclosure

The Company recognizes in profit or loss the impairment on financial assets measured at amortized cost.

4.1.4.	Hedge Accounting

At inception of the hedge relationship, the Company documents its objective and strategy, including identification of the hedging instrument, the hedged item, the nature of the hedged risk and evaluation of hedge effectiveness requirements. The hedge relationship meets all of the hedge effectiveness requirements when:

•	An economic relationship exists between the hedged item and the hedging instrument;
•	The effect of credit risk does not dominate the value changes that result from the economic relationship; and
•

The hedge ratio is the same as that resulting from the quantity of the hedged item that the Company actually hedges and the quantity of the hedging instrument that the Company uses to hedge that quantity of hedged item.

The Company applies cash flow hedge accounting for certain transactions. Hedging relationships qualify for cash flow hedges when they involve the hedging of exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that may impact the statement of income.

Gains or losses relating to the effective portion of such hedges are recognized in other comprehensive income within equity and recycled to the statement of income in finance income (expense) in the periods when the hedged item affects the statement of income. The gains or losses relating to the ineffective portion are immediately recognized in finance income (expense).

When the hedging instrument expires or settled in advance or no longer meets the criteria for hedge accounting, the cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income from the period when the hedge was effective is recorded separately in equity until the forecast transaction occurs. When the forecast transaction is no longer expected to occur, the cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is immediately reclassified from equity to the statement of income.

In addition, when a financial instrument designated as a hedging instrument expires or settled, the Company may replace it with another financial instrument in a manner such that the hedge relationship continues to occur. Likewise, whenever a hedged transaction effectively occurs, its financial instrument previously designated as a hedging instrument may be designate for a new hedge relationship.

4.2.	IFRS 15 - Revenue from Contracts with Customers (CPC 47 - Receita de Contrato com Cliente)

The company has determined when and by what amounts revenue from contracts with customer should be recognized according to the following five step approach: 1) identify the contract with a customer; 2) identify the separate performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to the separate performance obligations in the contract, 5) recognize revenue when the entity satisfies a performance obligation. A performance obligation is satisfied when the customer obtains control of that good or service.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

For the purposes of the transition requirements, the Company applied this standard retrospectively with the cumulative effect of its application recognized at its effective date within retained earnings. However, the changes arising from the adoption of IFRS 15 only affected the way certain revenues from contracts with customers are disclosed within the statement of income and did not affect net income. Accordingly, there were no impacts within retained earnings (equity).

The following table presents the impacts of adoption of this standard for the first half of 2018:

		Initial application of IRFS 15 / CPC 47
	Amount at 06.30.2018	Agent	Breakage	Others	Amount without effects of initial application of IRFS 15 / CPC 47 at 06.30.2018
Sales revenues	158,856	4,117	(450)	(77)	162,446
Cost of sales	(100,460)	(4,117)	28	−	(104,549)
Gross profit	58,396	−	(422)	(77)	57,897
Income and expenses	(23,915)	−	422	77	(23,416)
Income before finance income, results in equity-accounted investments and income taxes	34,481	−	−	−	34,481

The Company acting as an agent

In accordance with accounting policies at December 31, 2017, the Company was regarded as the principal in certain transactions. Therefore, the revenues from these sales, cost of the product sold and sales expenses were presented separately in the statement of income. However, under the new standard’s requirements, the Company acts as an agent because it does not obtain control of goods or services provided by another party before it is transferred to the customer. From January 1, 2018, revenues from these sales have been presented in the statement of income net of their cost of sales and sales expenses.

Non-exercised right Income (breakage)

In accordance with accounting policies at December 31, 2017, the Company regarded the income from rights not exercised by customers in certain take or pay and ship or pay contracts as penalties revenue and presented it as other income and expenses in the statement of income. However, according to the new standard’s requirements, the Company has accounted for and presented its income from rights not exercised by customers as sales revenues in the statement of income, as from January 1, 2018.

4.3.	IFRIC 22 Foreign Currency Transactions and Advance Consideration

Based on the transition provisions of IFRIC 22, the Company has applied the new requirements prospectively from January 1, 2018. IFRIC 22 clarifies that the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration.

5.	Accounting estimates

The preparation of interim financial statements requires the use of estimates and assumptions for certain assets, liabilities and other transactions. These estimates and assumptions include oil and gas reserves and their impacts to other parts of the financial statements, the main assumptions and cash-generating units identified for impairment testing of assets, pension and medical benefits liabilities, provisions for legal proceedings, dismantling of areas and environmental remediation, deferred income taxes, cash flow hedge accounting and impairment of trade receivables. Although our management uses assumptions and judgments that are periodically reviewed, the actual results could differ from these estimates.

Except for the impairment of trade receivables estimate, which has been based on the expected credit losses model since the effectiveness of IFRS 9 at January 1, 2018 (see note 4.1.3), information on those accounting estimates is presented in note 5 to the Company’s annual financial statements for the year ended December 31, 2017.

The Company uses judgment for inputs and assumptions, such as risk of default, the determination of whether or not there has been a significant increase in credit risk and expectation of recovery, that are factored into the estimate of expected credit losses.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

6.	Cash and cash equivalents and Marketable securities

Cash and cash equivalents

	Consolidated
	06.30.2018	12.31.2017
Cash at bank and in hand	1,748	5,193
Short-term financial investments
- In Brazil
Brazilian interbank deposit rate investment funds and other short-term deposits	8,801	3,889
Other investment funds	12	57
	8,813	3,946
- Abroad
Time deposits	20,345	20,632
Automatic investing accounts and interest checking accounts	31,314	37,337
Other financial investments	3,316	7,386
	54,975	65,355
Total short-term financial investments	63,788	69,301
Total cash and cash equivalents	65,536	74,494

The principal uses of funds in the first half of 2018 were for debt service obligations (R$ 92,037), including pre-payment of debts, and acquisition of PP&E and intangibles assets (R$ 20,023). The uses of funds were principally provided by operating activities (R$ 47,813), proceeds from financing (R$ 27,231) and disposal of assets (R$ 16,880).

Short-term financial investments in Brazil primarily consist of investments in funds holding Brazilian Federal Government Bonds and related repo investments that mature within three months as of the date of their acquisition. Short-term financial investments abroad comprise time deposits that mature in three months or less from the date of their acquisition, highly-liquid automatic investment accounts, interest checking accounts and other short-term fixed income instruments.

Expected credit losses on cash and cash equivalents were not material at June 30, 2018.

Marketable securities

	Consolidated
	06.30.2018			01.01.2018
	In Brazil	Abroad	Total	In Brazil	Abroad	Total
Fair value through profit or loss	4,060	−	4,060	4,222	−	4,222
Fair value through other comprehensive income	26	−	26	42	2,015	2,057
Amortised cost	174	−	174	169	−	169
Total	4,260	−	4,260	4,433	2,015	6,448
Current	4,060	−	4,060	4,222	2,015	6,237
Non-current	200	−	200	211	−	211

Marketable securities classified as fair value through profit or loss refer mainly to investments in Brazilian Federal Government Bonds. These financial investments have maturities of more than three months and are mostly classified as current assets due to their maturity or the expectation of their realization in the short term.

At June 30, 2018, expected credit losses on marketable securities measured at amortised cost or fair value through other comprehensive income were immaterial. In addition, the amounts of marketable securities at December 31, 2017 classified by categories in accordance with the former accounting practice (IAS 39) are presented in note 4.1.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

7.	Trade and other receivables
7.1.	Trade and other receivables, net
	Consolidated
	06.30.2018	12.31.2017
Trade receivables
Third parties	26,553	23,138
Related parties
Investees (note 17.7)	1,799	1,752
Receivables from the electricity sector (note 7.4) (*)	16,157	17,362
Subtotal	44,509	42,252
Other trade receivables
Third parties
Receivables from divestments (**)	4,909	2,885
Finance lease receivables	2,059	1,818
Other receivables	3,998	5,449
Related parties
Diesel subsidy (note 17.1)	590	−
Petroleum and alcohol accounts - receivables from Brazilian Government	829	829
Subtotal	12,385	10,981
Total trade receivables	56,894	53,233
Expected credit losses - ECL - Third parties	(13,591)	(12,194)
Expected credit losses - ECL - Related parties	(4,827)	(7,473)
Total trade receivables, net	38,476	33,566
Current	19,385	16,446
Non-current	19,091	17,120
(*) It includes the amount of R$ 772 at June 30, 2018 (R$ 795 at December 31, 2017) regarding finance lease receivable from AME-D.
(**) It relates to amounts receivable from the divestment of the Nova Transpotadora do Sudeste and the contingent portion of Roncador.

Trade and other receivables were previously classified as loans and receivables in accordance with former IAS 39 / CPC 38. As set out in note 4.1.3, following the adoption of IFRS 9 / CPC 48, such assets are currently classified as measured at amortised cost, except for certain receivables with final prices linked to changes in commodity price after their transfer of control, which are classified as measured at fair value through profit and loss and amounts to R$ 149 as of June 30, 2018.

7.2.	Aging of trade and other receivables – third parties
	Consolidated
	06.30.2018		12.31.2017
	Trade receivables	ECL	Trade receivables	ECL
Not due	23,573	(1,409)	19,053	(906)
Overdue
Up to 3 months	685	(47)	1,972	(241)
From 3 to 6 months	130	(57)	171	(120)
From 6 to 12 months	340	(246)	275	(156)
More than 12 months	12,791	(11,832)	11,819	(10,771)
Total	37,519	(13,591)	33,290	(12,194)

7.3.	Changes in allowance for expected credit losses
	Consolidated
	06.30.2018	12.31.2017
Opening balance	19,667	17,682
Initial application of IFRS 9	405	−
Additions	1,548	2,269
Write-offs	(4,006)	(349)
Transfer of assets held for sale	21	−
Cumulative translation adjustment	783	65
Closing balance	18,418	19,667
Current	7,244	6,842
Non-current	11,174	12,825

For the first half of 2017, the Company had impairment of trade receivables in the amount of R$ 1,458.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

7.4.	Trade receivables – electricity sector (isolated electricity system in the northern region of Brazil)
	Receivables outside the scope of DAAs	DAA 2014	DAA 2018	Finance lease	Others	Total
Receivables	7,878	10,277	−	771	12	18,938
ECL	(7,235)	(1,097)	−	−	(12)	(8,344)
Balance at December 31, 2017	643	9,180	−	771	−	10,594
Sales	2,235	−	−	−	−	2,235
Amounts received	(1,406)	(484)	(191)	(76)	(9)	(2,166)
Interest	84	240	11	82	−	417
Derecognition of receivables	(3,945)	−	−	(5)	−	(3,950)
Agreement on 04/30/2018	−	434	1,634	−	−	2,068
Fair value adjustment	−	−	304	−	−	304
(Additions)/reversals of ECL	(1,011)	(372)	(1)	−	9	(1,375)
Derecognition of receivables - ECL	3,945	−	−	−	−	3,945
Balance at June 30, 2018	545	8,998	1,757	772	−	12,072
Receivables	4,846	10,467	1,758	772	3	17,846
ECL	(4,301)	(1,469)	(1)	−	(3)	(5,774)
Balance at June 30, 2018	545	8,998	1,757	772	−	12,072

	Receivables	ECL	Total
Related parties - Eletrobras Group
Amazonas Energia - AME	14,393	(3,976)	10,417
Centrais Elétricas de Rondônia - CERON	1,297	(529)	768
Others	467	(101)	366
Total	16,157	(4,606)	11,551
Third parties
Cia de Gás do Amazonas - CIGÁS	598	(108)	490
Cia de Eletricidade do Amapá - CEA	826	(826)	−
Others	265	(234)	31
Total	1,689	(1,168)	521
Balance at June 30, 2018	17,846	(5,774)	12,072
Balance at December 31, 2017	18,938	(8,344)	10,594

The Company supplies fuel oil, natural gas, and other products to power distributors controlled by Eletrobras and to independent power producers (Produtores Independentes de Energia – PIE) that operate in the isolated electricity system in the northern region of Brazil. This isolated system comprises electricity generation and distribution systems not connected to the Brazilian National Interconnected Power Grid (Sistema Interligado Nacional).

The costs of the isolated electricity system is substantially covered by the Fuel Consumption Account (Conta de Consumo de Combustível – CCC), a fund regulated and oversaw by the Brazilian National Electricity Agency (Agência Nacional de Energia Elétrica - ANEEL), that receives funds from the Brazilian Energy Development Account (Conta de Desenvolvimento Energético ‐ CDE). The CDE a fund created by the Brazilian Federal Government to promote power development in Brazil and its transfers of funds to CCC are based on fees paid by all of concessionaires of electricity distribution and transmission in Brazil. However, regulatory and administrative issues have impacted funds flows from CCC to the companies operating in the isolated system since 2013, which also affected the payments of distributors controlled by Eletrobras for products supplied by the Company.

As a result, on December 31, 2014, the Company (Petrobras parent company and its subsidiary BR Distribuidora) entered into debt acknowledgement agreements (DAAs 2014) concerning the balance of its receivables as of November 30, 2014 with distributors controlled by Eletrobras, to be settled in 120 monthly installments updated by the Selic interest rate (Brazilian short-term interest rate). The balance of DAAs 2014 was 89% collateralized by payables from the CDE to the CCC and, despite some periodic delays, these payments have continued. At December 31, 2017, the amounts of DAAs 2014 totaled R$ 10,277.

The Company took several measures in order to safeguard its interests, including judicial collection of all overdue receivables from sales after DAAs 2014 signing, as well as suspension of fuels supply on credit. Thus, the allowance for credit losses on receivables from electricity sector amounted R$ 8,344 at December 31, 2017, primarily reflecting the historical defaults of companies operating in the isolated electricity system in the northern region of Brazil relating to receivables not under DAAs 2014.

Following the inclusion of the power distributors controlled by Eletrobras within the Investments Partnership Program, a Brazilian Federal program that foresees new infrastructure investments and privatizations, along with the process of privatization of the distributors controlled by Eletrobras, the Company intensified negotiations with the Eletrobras group aiming at reaching an agreement that would resolve disputes and mitigate future defaults.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Accordingly, both parties reached an agreement on April 30, 2018 under which the structure of collateralization under the DAAs 2014 was recomposed and new debt acknowledgement agreements comprising a portion of receivables under judicial disputes were signed (DAAs 2018). In addition, parties also entered into debt assumption agreements in which Eletrobras will assume a significant portion of overdue receivables in case of power distributors privatization.

Following improvements in Eletrobras credit risk, the new collateralization structure under DAAs 2014 provides for replacement of original collaterals by guaranties provided by Eletrobras (54%), collaterals linked to credits from Brazilian Treasury (34%) and new payables from the CDE (12%).

However, the replacement with credits from Brazilian Treasury, expected to be in place by the end of June 2018, has not occurred as the Provisional Measure 814/2017 lost its effectiveness since June 1, 2018. In addition, the Bill 10,332/18 that outlines the previous condition for such collateralization was approved by the Brazilian House of Representatives on July 11, 2018 but is awaiting Brazilian Senate approval and will only be effective after signed into law. Regarding the collateralization based on new payables from the CDE, Eletrobras and relevant authorities are still discussing alternatives to document such pledge.

Due to extended period necessary for changes in collateralization structure of DAAs 2014 with respect to credits from Brazilian Treasury and payables from the CDE, the Company recognized R$ 372 as allowance for expected credit losses over such receivables due the lower effectiveness of their collateral. Amendments to the April 30, 2018 agreement are under discussion in order to reflect the new conditions and to provide legal security to both parties. At June 30, 2018, the outstanding amount of the DAAs 2014 was R$ 8,998, net of expected credit losses.

The DAAs 2018 comprise receivables from sales of fuel oil and natural gas, which had been past due since December 2014 and under judicial collection, in the amount of R$ 6,100. These agreements outline the settlement of this amount in 36 monthly instalments bearing interest at 124.75% of the Brazilian interbank deposit rate (CDI). Of this amount, R$ 4,500 relates to BR Distribuidora, which is guaranteed by Eletrobras but only until the effective privatization of the power distributors and is nullified if privatization does not occur. The remaining R$ 1,600 relates to Petrobras parent company and Eletrobras also guarantees these receivables until the privatization. However, in this case, an unsuccessful privatization process will not lead to the cancellation of the guarantee. At June 30, 2018, the outstanding amount of DAAs 2018 was R$ 1,757.

Based on the agreement reached on April 30, the Company also recognized R$ 2,068 as finance income in the second quarter of 2018 primarily reflecting receivables under the DAAs 2018 recognized at their fair value due to the material changes in their contractual terms.

For the six-month period ended June 30, 2018, the Company accounted for allowance for expected credit losses amounting to R$ 1,375 (R$ 72 in the first half of 2017), primarily regarding receivables from sale of gas outside the scope of DAAs and due to the current lower collateralization of DAAs 2014.

8.	Inventories
	Consolidated
	June 30,	Dec 31, 2018
Crude oil	16,993	12,065
Oil products	10,355	9,309
Intermediate products	2,738	2,027
Natural gas and LNG (*)	494	222
Biofuels	596	572
Fertilizers	153	83
Total products	31,329	24,278
Materials, supplies and others	4,205	3,803
Total	35,534	28,081

(*) LNG - Liquefied Natural Gas

The amount of inventories is presented net of reduction to net realizable value, primarily due to changes in international prices of crude oil and oil products. In the six-month period ended June 30, 2018, there is a R$ 55 reduction to net realizable value (R$ 249 reduction in the same period of 2017).

At June 30, 2018, the Company had pledged crude oil and oil products volumes as collateral for the Terms of Financial Commitment (TFC) signed by Petrobras and Petros in 2008, in the amount of R$ 16,720 (R$ 13,454 as of December 31, 2017), as set out in note 20.1.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

9.	Disposal of Assets and other changes in organizational structure

The Company has an active partnership and divestment program, which takes into account opportunities for divestments in several areas in which it operates. The divestment portfolio is dynamic, meaning that market conditions, legal matters and negotiations may affect the Company’s evaluation of ongoing and potential transactions. This program is an essential initiative in the Company’s 2018-2022 Business and Management Plan (2018-2022 BMP) and its decision-making methodology was reviewed and approved by the Brazilian Federal Auditor’s Office (Tribunal de Contas da União – TCU).  For the 2017-2018 period, the target of proceeds from divestments is US$ 21 billion which, along with other initiatives, will enable the Company to converge its net debt to Adjusted EBITDA ratio to 2.5 in December 2018.

On July 3, 2018, the Brazilian Supreme Court issued a preliminary injunction in the context of a direct action of unconstitutionality (ADI 5624 MC/DF) that challenges certain provisions under the State-Owned Companies Law (Law 13.303/2016). According to this injunction, competitive processes related to partnerships in refining business that result in transfer of control are suspended, including the following divestments projects:

•	Araucária Nitrogenados S.A.;
•	Transportadora Associada de Gás (TAG). This process has been suspended since the beginning of June, following a judicial decision of the Federal Regional Court; and
•	Partnerships in the following refineries: Landulpho Alves (RLAM), Abreu e Lima (RNEST), Alberto Pasqualini (REFAP) and Presidente Getúlio Vargas (REPAR).
9.1.	Disposal of assets

Second installment of the exploratory block BM-S-8 sale

On July 28, 2016 the Board of Directors of Petrobras approved the disposal of the Company’s 66% interest in the exploratory block BM – S-8 to Statoil Brasil Óleo e Gás Ltda, which includes the Carcará area located in the pre-salt of Santos Basin, for the amount of US$ 2.5 billion.

The first installment of US $ 1.25 billion, corresponding to 50% of the transaction value, was received on November 22, 2016, and the remaining amount relates to two contingent payments.

The production sharing agreement with respect to the Norte de Carcará area, entered into by the Brazilian Federal Government, Statoil, Petrogal and Exxon, was made official on February 2, 2018 through the Brazilian Federal Register (official gazette). This fact completed the conditions precedent for the second payment of the exploratory block BMS-8. Accordingly, the Company received R$ 987 (US$ 300 million) on March 21, 2018 and accounted it for within other income and expenses.

The third installment of this sale, in the amount of US$ 950 million, is still pending of certain future events related to the signing of a unitization agreement.

Disposal of Liquigás

On November 17, 2016 the Company’s Board of Directors approved the disposal of its wholly-owned subsidiary Liquigás Distribuidora S.A, a group entity from the RT&M business segment (Refining, Transportation and Marketing), to Companhia Ultragaz S.A., a subsidiary of Ultrapar Participações S.A. In January 2017, this sale was approved at Ultrapar’s and Petrobras’ Shareholders’ Meetings in the amount of R$ 2,666.

According to an official statement released by the General Superintendence of CADE (SG) on June 30, 2017, additional diligence was required in order to make a decision regarding on market concentration aspects of this sale. On August 28, 2017, the SG reported some concerns about market concentration that may result from this transaction and submitted its opinion to the CADE court.

Based on pending conditions precedent to the transaction at December 31, 2017, including CADE approval, the related assets and liabilities remained classified as held for sale at that date.

On February 28, 2018, the CADE court ruled on this matter and dismissed this sale. The sales and purchase agreement was subject to a termination clause providing for compensation to the Company in case of such decision. Accordingly, the Company received R$ 286 on March 13, 2018 and the related assets and liabilities are no longer classified as held for sale.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Disposal of Suape and Citepe petrochemical plants

On December 28, 2016, the Company’s Board of Directors approved the disposal of the interests in the wholly-owned subsidiaries Companhia Petroquímica de Pernambuco (PetroquímicaSuape) and Companhia Integrada Têxtil de Pernambuco (Citepe), both from the RT&M business segment, to Grupo Petrotemex S.A. de C.V. and to Dak Americas Exterior, S.L., both subsidiaries of Alpek, S.A.B. de C.V., which is a company from Grupo Alfa S.A.B. de C.V. (a Mexican public company), in the amount of US$ 385 million, to be disbursed at the transaction closing, subject to adjustments relating to working capital, net debt and recoverable taxes.

This transaction was approved at Petrobras’ Shareholders’ Meeting on March 27, 2017.

On February 7, 2018, the CADE approved this transaction provided the execution of an Agreement on Concentration of Control (Acordo de Controle de Concentração – ACC).

On April 30, 2018, this transaction was completed with the payment of R$ 1,523 (US$ 435 million) after adjustments and the fulfillment of all conditions precedent established in the purchase and sale agreement.

Following prices adjustments in the transaction closing, reversals of impairment in the amount of R$ 277 were accounted for within other income and expenses.

Strategic alliance with Total

On December 21, 2016, the Company entered into a master agreement with Total, in connection with the Strategic Alliance established in the Memorandum of Understanding signed on October 24, 2016. Accordingly, certain E&P assets were classified as held for sale at December 31, 2016 due to the share of interests established in this agreement, as described below:

•

Transfer of the Company’s 22.5% stake in the concession area named as Iara, comprising Sururu, Berbigão and West of Atapu fields, which are subject to unitization agreements with Entorno de Iara (an area under the Assignment Agreement in which the Company holds 100% and is located in the Block BM-S-11). The Company will continue to operate the block;

•	Transfer of the Company’s 35% stake in the concession area of Lapa field, located in the Block BM-S-9. Total will also become the operator and the Company will retain a 10% interest in this area; and
•

Transfer of the Company’s 50% interests in Termobahia S.A, including the power plants Celso Furtado and Rômulo Almeida. In 2016, the Company recognized an impairment loss on this transaction in the amount of R$ 156.

On February 28, 2017, the Company and Total signed purchase and sale agreements with respect to the aforementioned assets. Total will pay to the Company the amount of US$ 1,675 million in cash for assets and services, subject to price adjustments, as well as contingent payments in the amount of US$ 150 million, associated with the production volume in Lapa field. In addition, a long-term line of credit in the amount of US$ 400 million will be provided by Total, which may be used to fund the Company’s investments in the Iara fields.

The aforementioned agreements supplement the ones already executed on December 21, 2016, such as: (i) the Company’s preemptive right to purchase a 20% interest in block 2 of the Perdido Foldbelt area, in the Mexican sector of the Gulf of Mexico, (ii) the joint exploration studies in the exploratory areas of Equatorial Margin and in Santos Basin; and (iii) the Technological partnership agreement in the areas of digital petrophysics, geological processing and subsea production systems.

On January 15, 2018, Petrobras and Total closed the aforementioned transfers of interests of Iara and Lapa fields, after performing all conditions precedent to this transaction.

This transaction totaled US$ 1.95 billion, including price adjustments, but not including the long-term line of credit and the contingent payments. Accordingly, the Company recognized R$ 2,236 as other income and expenses in the first quarter of 2018.

The negotiations relating to the power plants deal are ongoing and the assets and liabilities thereof remained classified as held for sale at June 30, 2018.

Sale of Azulão field

On November 22, 2017, the Company entered into an agreement with Parnaíba Gás Natural S.A., a subsidiary of Eneva S.A, concerning the assignment of its entire participation in the Azulão Field (Concession BA-3), located in the state of Amazonas, in the amount of US$ 54.6 million.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

This transaction was concluded on April 30, 2018 upon fulfillment of the conditions precedent, adjustments set forth in the agreement and payment of US$ 56.5 million to the Company, resulting in a R$ 163 gain accounted for as other income and expenses.

Strategic alliance with Equinor (formerly Statoil)

On December 18, 2017, the Company entered into agreements with the Norwegian company Equinor relating to the assets of the strategic partnership, in continuity with the Heads of Agreement (“HoA”) signed and disclosed on September 29, 2017. The main signed contracts are:

(i) Strategic Alliance Agreement ("SAA") - agreement describing all documents related to the strategic partnership, covering all negotiated initiatives.

(ii) Sale and Purchase Agreement ("SPA") - sale of 25% of Petrobras’ interest in the Roncador field to Equinor.

(iii) Strategic Technical Alliance Agreement ("STAA") - strategic agreement for technical cooperation aiming at maximizing the value of the asset and focusing on increasing the recoverable oil volume (recovery factor), including the extension of the useful life of the field;

(iv) Gas Term Sheet - Equinor may hire a certain processing capacity of natural gas at the Cabiúnas Terminal (TECAB) for the development of the BM-C-33 area, where the companies already are partners and Equinor is the operator.

The strategic alliance, among other goals, aims at applying the Equinor’s expertise in mature fields in the North Sea towards increasing the recovery factor of Roncador field. Accordingly, the parties signed the STAA for technical cooperation and the joint development of projects.

The SPA has a total amount of US$ 2.9 billion, made up of US$ 118 million paid at the signature date of the agreement, contingent payments relating to investments in projects to increase the recovery factor of the field, limited to US$ 550 million, and the remaining amount will be paid at the transaction closing.

On June 14, 2018, this transaction was completed upon receipt of US$ 2 billion, including price adjustments at its closing amounting to US$ 14 million, in addition to the US$ 118 million received as an advance on the signing date. Additionally, Equinor will make payments, limited to US$ 550 million, to the extent investments in projects for improvement of the recovery factor occur. The present value of such payments was recognized as account receivables in the amount of US$ 386 million, net of the aforementioned advance.

Following the closing of this transaction, the Company recognized R$ 801 as losses on disposal of assets within other income and expenses.

All the conditions precedent to the closing was fulfilled, including approval by the ANP and CADE, as well as the negotiation of contracts for the use of production facilities and of the purchase of associated gas by Petrobras. The final price adjustment of this transaction will occur in up to 120 day after the closing.

Sale of Petrobras Paraguay Distribución Limited (PPDL UK)

On June, 26, 2018 the Board of Directors approved the sale to Copetrol Group of its entire interest held through its wholly-owned subsidiary Petrobras International Braspetro B.V. (PIB BV)in Petrobras Paraguay Distribución Limited (PPDL UK), Petrobras Paraguay Operaciones y Logistics SRL (PPOL) and Petrobras Paraguay Gas SRL (PPG).

The proceeds estimated from this sale is US$ 384 million (around R$ 1,450), of which US$ 49 million was deposited in an escrow account at the signing date, and the remaining amount will be disbursed to the Company in the transaction closing, including US$ 55 million related to cash balance of these companies. The sale amount is still subject to adjustments due to changes in working capital until the conclusion of the transaction.

The corresponding assets and liabilities of this transaction are classified as held for sale as of June 30, 2018 as the conclusion of the transaction is still subject to approval procedures according to the Paraguay regulation.

9.2.	Assets classified as held for sale

The major classes of assets and liabilities classified as held for sale are shown in the following table:

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	06.30.2018					12.31.2017
	E&P	Distribution	RT&M	Gas & Power	Total	Total
Assets classified as held for sale
Cash and Cash Equivalents	−	145	−	−	145	26
Trade receivables	−	137	−	−	138	540
Inventories	−	230	−	−	230	423
Investments	−	3	−	−	3	17
Property, plant and equipment	13	262	−	313	588	15,562
Others	−	438	−	−	438	1,024
Total	13	1,215	−	313	1,542	17,592

Liabilities on assets classified as held for sale
Trade Payables	−	71	−	−	71	334
Finance debt	−	−	−	−	−	−
Provision for decommissioning costs	−	−	−	−	−	563
Others	−	94	−	−	94	398
Total	−	165	−	−	165	1,295

As of June 30, 2018, the amounts refer to assets and liabilities classified as held for sale following the approvals of sale of interests in Rômulo Almeida and Celso Furtado thermoelectric power generation plants, PPDL UK, PPOL and PPG. At December 31, 2017, the amounts also comprise assets and liabilities pertained to Liquigás, Suape and Citepe petrochemical plants, the concession areas named as Iara and Lapa, the entire interest in Azulão field and 25% interest in Roncador field.

9.3.	Other changes in organizational structure

Sale and merger of Nova Fronteira Bioenergia

On December 15, 2016, the Company’s wholly-owned subsidiary PBIO (biofuels business segment) entered into an agreement with the São Martinho group to merge PBIO’s interests in Nova Fronteira Bioenergia S.A. (49%) into São Martinho.

On February 23, 2017, São Martinho granted to PBIO additional 24 million of its common shares, corresponding to 6.593% of its total capital. These shares were accounted for as available-for-sale securities.

On December 27, 2017, the Extraordinary General Shareholder’s Meeting of PBIO approved the sale of these shares through a block trade.

On February 16, 2018, PBIO disposed, through a public auction held in the Brazilian stock exchange (B3), these 24 million of shares, at the share price of R$ 18.51. The settlement of the transaction occurred on February 21, 2018, closing the complete disposal of PBIO’s interests in São Martinho’s capital.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

10.	Investments
10.1.	Changes in investments (Parent Company)
	Balance at 12.31.2017	Investments	Restructuring, capital decrease and others	Results in equity-accounted investments (*)	Cumulative translation adjustments (CTA)	Other comprehensive results	Dividends	Balance at 06.30.2018
Subsidiaries
PNBV	87,093	−	(252)	3,780	15,261	−	−	105,882
PIB BV(**)	25,290	3,107	(474)	251	5,019	−	−	33,193
TAG	12,347	−	−	906	−	205	(1,497)	11,961
BR Distribuidora	5,986	−	(126)	304	−	−	(584)	5,580
Transpetro	4,102	−	−	70	170	−	(83)	4,259
PB-LOG	2,937	−	−	366	−	−	(777)	2,526
PBIO	1,490	−	−	49	−	−	−	1,539
Gaspetro	994	−	−	75	−	−	(55)	1,014
Breitener	678	−	−	46	−	−	(22)	702
Logigás	621	−	−	132	−	−	(147)	606
Araucária Nitrogenados	175	264	−	(190)	−	−	−	249
Termomacaé Ltda	86	−	−	(56)	−	−	−	30
Liquigás	−	−	1,071	2	−	−	(43)	1,030
Other subsidiaries	1,041	−	298	(197)	(8)	(113)	(168)	853
Joint operations	223	−	−	28	−	−	(48)	203
Joint ventures	264	11	−	62	−	3	(61)	279
Associates		−	−	−	−	−	−	−
Nova Transportadora do Sudeste - NTS	1,094	−	−	93	−	−	(103)	1,084
Other associates	4,916	−		598	348	(669)	(558)	4,635
	149,337	3,382	517	6,319	20,790	(574)	(4,146)	175,625
Other investments	19	−	−	−	−	−	−	19
	149,356	3,382	517	6,319	20,790	(574)	(4,146)	175,644
Provision for losses in subsidiaries				269
Results in investees transferred to assets held for sale				(34)
Results in equity-accounted investments and other comprehensive income				6,554
(*) It Includes unrealized profits from transactions between companies. (**) The investments were made, mainly, for debt repayments.

The initial application of IFRS 9 changed the investment in subsidiaries PNBV (R$ 252), PIB BV (R$ 474) and BR Distribuidora (R$ 126), due to changes on contractual cash flows of finance liabilities and to impairment of finance assets.

10.2.	Changes in investments in joint ventures and associates (Consolidated)
	Balance at 12.31.2017	Investments	Restructuring, capital decrease and others	Results in equity-accounted investments	Cumulative translation adjustments (CTA)	Other comprehensive income	Dividends	Balance at 06.30.2018
Joint Ventures
Petrobras Oil & Gas B.V. - PO&G	4,664	−	−	17	636	−	(842)	4,475
State-controlled natural gas distributors	1,140	1	−	134	−	−	(147)	1,128
Compañia Mega S.A. - MEGA	163	−	−	(47)	180	−	−	296
Petrochemical joint ventures	95	−	(3)	31	−	−	(22)	101
Other joint ventures	346	68	2	(4)	−	3	(41)	374
Associates								−
Nova Transportadora do Sudeste - NTS	1,094	−	−	93	−	−	(103)	1,084
Petrochemical associates	4,833	−	−	581	348	(669)	(543)	4,550
Other associates	158	28	12	15	2	−	−	215
Other investments	61	−	−	1	2	−	−	64
Total	12,554	97	11	821	1,168	(666)	(1,698)	12,287

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

10.3.	Investments in non- consolidated listed companies
	Thousand-share lot			Quoted stock exchange prices (R$ per share)		Market value
Company	06.30.2018	12.31.2017	Type	06.30.2018	12.31.2017	06.30.2018	12.31.2017
Associate
Braskem S.A.	212,427	212,427	ON	48.77	43.50	10,360	9,241
Braskem S.A.	75,793	75,793	PNA	50.76	42.87	3,846	3,248
						14,206	12,489

The market value of these shares does not necessarily reflect the realizable value upon sale of a large block of shares.

Braskem’s shares are publicly traded on stock exchanges in Brazil and abroad. As of June 30, 2018, the quoted market value of the Company’s investment in Braskem was R$ 14,206 based on the quoted values of both Petrobras’ interest in Braskem’s common stock (47% of the outstanding shares), and preferred stock (21.9% of the outstanding shares). However, there is extremely limited trading of the common shares, since non-signatories of the shareholders’ agreement hold only approximately 3% of the common shares.

Since July 2017, the Company has been negotiating with Odebrecht S.A. to revise the terms and conditions of the Braskem S.A. Shareholder's Agreement, signed on February 8, 2010. This revision aims to improve Braskem’s corporate governance and the corporate relationship between the parties, with the purpose of creating value for all Braskem shareholders.

On June 14, 2018, the Company received a correspondence from Odebrecht S.A., the controlling shareholder of Braskem S.A., in which it communicated that it has initiated negotiations with LyondellBasell, a public company headquartered in Rotterdam, for a potential transaction involving the transfer of Odebrecht’s entire interest in Braskem. The negotiation is in its preliminary stage and the parties entered into a confidentiality agreement.

This transaction is subject, among other conditions, to due diligence, negotiation of definitive agreements and all necessary approvals. There is no binding obligation between the parties to assure the conclusion of the transaction.

Depending on the outcome of this transaction, the Company will assess the terms and conditions of the LyondellBasell’s offer in the context of exercising its preference right as set forth in Braskem S.A. Shareholder's Agreement.

Given the operational relationship between Petrobras and Braskem, the recoverable amount of the investment for impairment testing purposes was determined based on value in use, considering future cash flow projections and the manner in which the Company can derive value from this investment via dividends and other distributions to arrive at its value in use. As the recoverable amount was higher than the carrying amount, no impairment losses were recognized for this investment.

Information on the main estimates used in the cash flow projections to determine the value in use of Braskem is set out in Note 14 to the audited financial statements for the year ended December 31, 2017.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

11.	Property, plant and equipment
11.1.	By class of assets
	Consolidated					Parent Company
	Land, buildings and improvement	Equipment and other assets (*)	Assets under construction (**)	Exploration and development costs (oil and gas producing properties) (***)	Total	Total
Balance at January 1, 2017	22,756	256,571	125,702	166,847	571,876	424,771
Additions	6	3,720	35,232	98	39,056	26,930
Additions to / review of estimates of decommissioning costs	−	−	−	14,617	14,617	14,366
Capitalized borrowing costs	−	−	6,299	−	6,299	4,593
Write-offs	(47)	(19)	(1,745)	(113)	(1,924)	(1,708)
Transfers (****)	1,007	10,406	(24,259)	9,766	(3,080)	546
Depreciation, amortization and depletion	(1,393)	(23,383)	−	(17,115)	(41,891)	(31,793)
Impairment recognition	(470)	(3,041)	(1,842)	(2,895)	(8,248)	(6,516)
Impairment reversal	169	2,698	536	2,247	5,650	4,347
Cumulative translation adjustment	20	1,156	733	93	2,002	−
Balance at December 31, 2017	22,048	248,108	140,656	173,545	584,357	435,536
Cost	32,795	425,419	140,656	286,112	884,982	664,479
Accumulated depreciation, amortization and depletion	(10,747)	(177,311)	−	(112,567)	(300,625)	(228,943)
Balance at December 31, 2017	22,048	248,108	140,656	173,545	584,357	435,536
Additions	9	2,181	16,791	11	18,992	21,484
Additions to / review of estimates of decommissioning costs	−	−	−	86	86	−
Capitalized borrowing costs	−	−	3,377	−	3,377	2,578
Write-offs	(157)	(26)	(460)	(18)	(661)	(653)
Transfers (****)	755	5,493	(17,354)	13,071	1,965	100
Depreciation, amortization and depletion	(762)	(11,158)	−	(9,893)	(21,813)	(16,956)
Impairment recognition	−	−	(137)	−	(137)	(72)
Cumulative translation adjustment	127	12,475	5,572	1,144	19,318	−
Balance at June 30, 2018	22,020	257,073	148,445	177,946	605,484	442,017
Cost	33,444	452,695	148,445	297,618	932,202	682,907
Accumulated depreciation, amortization and depletion	(11,424)	(195,622)	−	(119,672)	(326,718)	(240,890)
Balance at June 30, 2018	22,020	257,073	148,445	177,946	605,484	442,017

Weighted average of useful life in years	40 (25 to 50) (except land)	20 (3 to 31)		Units of production method

(*) It is composed of platforms, refineries, thermoelectric power plants, natural gas processing plants, pipelines, rights of use and other operating, storage and production plants, also including exploration and production assets depreciated based on the units of production method.

(**) See note 27 for assets under construction by business area.

(***) It is composed of exploration and production assets related to wells, abandonment and dismantling of areas, signature bonuses associated to proved reserves and other costs directly associated to the exploration and production of oil and gas.

(****) It includes transfers to/from assets held for sale.

In the first half of 2018, additions to property, plant and equipment primarily relate to the development of oil and gas production in the pre-salt of Santos Basin, notably in Lula, Búzios and Atapu fields, as well as in Libra area.

At June 30, 2018, consolidated and Parent Company property, plant and equipment include assets under finance leases of R$ 382 and R$ 5,891, respectively (R$ 390 and R$ 5,969 at December 31, 2017).

1.1.	Concession for exploration of oil and natural gas - Assignment Agreement (“Cessão Onerosa”)

Petrobras and the Brazilian Federal Government entered into the Assignment Agreement in 2010, which grants the Company the right to carry out prospecting and drilling activities for oil, natural gas and other liquid hydrocarbons located in the pre-salt area, subject to a maximum production of five billion barrels of oil equivalent. The agreement has a term of forty years and is renewable for a further five years subject to certain conditions. As of June 30, 2018, the Company’s property, plant and equipment include the amount of R$ 74,808 related to the Assignment Agreement.

Petrobras has already declared commerciality in fields of all six blocks under this agreement: Franco (Búzios), Florim (Itapu), Nordeste de Tupi (Sépia), Entorno de Iara (Norte de Berbigão, Sul de Berbigão, Norte de Sururu, Sul de Sururu, Atapu), Sul de Guará (Sul de Sapinhoá) and Sul de Tupi (Sul de Lula).

The agreement establishes that its review procedures will commence immediately after the declaration of commerciality for each area and must be based on reports by independent experts engaged by Petrobras and the ANP.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

If the review of the Assignment Agreement determines that the value of acquired rights is greater than the amount initially paid, the Company may be required to pay the difference to the Brazilian Federal Government, or may proportionally reduce the total volume of barrels acquired. If the review determines that the value of the acquired rights is lower than initially paid by the Company, the Brazilian Federal Government will reimburse the Company for the difference by delivering cash or bonds or equivalent means of payment, subject to budgetary regulations.

The formal review procedures for each block are based on costs incurred over the exploration phase, and estimated costs and production for the development period. The review of the Assignment Agreement may result in renegotiation of: (i) the amount of the agreement; (ii) the total volume (in barrels of oil) to be produced; (iii) the term of the agreement; and (iv) the minimum percentages of local content.

The information gathered after drilling over 50 exploratory wells and performing extended well tests in this area, as well as the extensive knowledge acquired on the pre-salt layer of Santos Basin, made possible the identification of volumes exceeding five million barrels of oil equivalent.

In November 2017, the Company set up an internal commission responsible for the negotiation with the Brazilian Federal Government, composed of representatives of the Chief Exploration and Production Officer and the Chief Financial Officer.

In January 2018, the Brazilian Federal Government established, through the Interministerial Ordinance No. 15/2018, the Interministerial Commission responsible for negotiating and concluding the terms of this review.

The negotiations are ongoing and have taken into account appraisals by independent experts engaged by both parties and their respective reports. As at the date of issue of these financial statements, the final amount to be established for this agreement is not defined.

The identification of the volume exceeding five million barrels of oil equivalent provides an opportunity for both parties to reach an agreement in case of compensation to the Company arising from the review. Therefore, aiming to support an eventual negotiation where this compensation would be paid through the right over exceeding volume, the Company is complementing its assessment based on reports issued by the independent experts it has engaged.

This review process of the Assignment Agreement has been monitored by the Minority Shareholders Committee, which is composed of two board members elected by the minority shareholders and by a third independent member with knowledge in technical-financial analysis of investment projects. This Committee provides support to the board’s decisions through opinions about related matters.

On July 5, 2018, the Brazilian House of Representatives approved a bill amending the Assignment Agreement, which may make possible, if approved by the Brazilian Senate and signed by the President, a review of the contract clauses, sale of rights to produce exceeding volume and partial transfers of areas under this regime to third parties.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

12.	Intangible assets
12.1.	By class of assets
	Consolidated					Parent Company
		Software
	Rights and Concessions	Acquired	Developed in-house	Goodwill	Total	Total
Balance at January 1, 2017	8,725	222	998	718	10,663	8,764
Addition	3,035	51	194	−	3,280	3,145
Capitalized borrowing costs	−	−	14	−	14	14
Write-offs	(256)	−	(8)	−	(264)	(34)
Transfers	(5,376)	5	−	−	(5,371)	(5,257)
Amortization	(64)	(91)	(323)	−	(478)	(366)
Impairment recognition	(108)	(1)	−	−	(109)	(2)
Cumulative translation adjustment	3	−	−	2	5	−
Balance at December 31, 2017	5,959	186	875	720	7,740	6,264
Cost	6,637	1,638	4,055	720	13,050	10,266
Accumulated amortization	(678)	(1,452)	(3,180)	−	(5,310)	(4,002)
Balance at December 31, 2017	5,959	186	875	720	7,740	6,264
Addition	9	48	81	−	138	101
Capitalized borrowing costs	−	−	6	−	6	6
Write-offs	(42)	−	−	−	(42)	(38)
Transfers	(2)	22	(12)	42	50	(4)
Amortization	(27)	(44)	(136)	−	(207)	(156)
Cumulative translation adjustment	17	1	−	23	41	−
Balance at June 30, 2018	5,914	213	814	785	7,726	6,173
Cost	6,748	1,821	4,150	785	13,504	10,319
Accumulated amortization	(834)	(1,608)	(3,336)	−	(5,778)	(4,146)
Balance at June 30, 2018	5,914	213	814	785	7,726	6,173
Estimated useful life in years	(*)	5	5	Indefinite

(*) Mainly composed of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.

On March 29, 2018, the Company acquired seven blocks in the fifteenth round of bids under the concession regime. The Company will be the operator in two blocks located in Campos basin, which were acquired in partnership with Exxon and Equinor. Another two blocks within Campos basin were acquired in partnership with Exxon and Qatar Petroleum and will be operated by Exxon. The other three blocks are located in Potiguar basin, of which two were acquired in partnership with Shell and will be operated by the Company, and one was totally acquired by Company.

The total amount of the signature bonus to be paid by the Company up to September 2018 is R$ 2.2 billion.

13.	Exploration and evaluation of oil and gas reserves

The exploration and evaluation activities include the search for oil and gas reserves from obtaining the legal rights to explore a specific area to the declaration of the technical and commercial viability of the reserves.

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

	Consolidated
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)	06.30.2018	12.31.2017
Property, plant and equipment
Opening Balance	14,957	16,728
Additions to capitalized costs pending determination of proved reserves	1,136	2,543
Capitalized exploratory costs charged to expense	(12)	(345)
Transfers upon recognition of proved reserves	(650)	(3,974)
Cumulative translation adjustment	60	5
Closing Balance	15,491	14,957
Intangible Assets	4,558	4,599
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	20,049	19,556
(*) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the following table:

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

		Consolidated
	2018		2017
Exploration costs recognized in the statement of income	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Geological and geophysical expenses	271	566	302	568
Exploration expenditures written off (includes dry wells and signature bonuses)	206	232	300	324
Contractual penalties	88	204	−	−
Other exploration expenses	19	24	1	7
Total expenses	584	1,026	603	899

Cash used in:
Operating activities	290	590	315	587
Investment activities	590	1,318	724	1,374
Total cash used	880	1,908	1,039	1,961

In the first half of 2018, the Company recognized a provision in the amount of R$ 204 arising from potential contractual penalties for non-compliance with minimum percentages of local content in 125 blocks for which the exploratory phases were concluded.

14.	Trade payables
	Consolidated
	06.30.2018	12.31.2017
Third parties in Brazil	12,901	12,144
Third parties abroad	5,349	4,564
Related parties	2,519	2,369
Balance in current liabilities	20,769	19,077

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

15.	Finance debt
15.1.	Balance by type of finance debt
	Consolidated
	06.30.2018	12.31.2017
Banking Market	39,044	41,924
Capital Market	12,037	12,070
Development banks	16,340	18,428
Others	141	124
Total in Brazil	67,562	72,546
Banking Market	105,805	103,420
Capital Market	162,580	171,721
Export credit agencies	15,897	12,142
Others	1,026	895
Total abroad	285,308	288,178
Total finance debt	352,870	360,724
Current	15,266	23,160
Non current	337,604	337,564

In order to reflect the changes in accounting practices arising from the application of IFRS 9, the Company remeasured its financing agreements in force at January 1, 2018 which previously had their contractual clauses renegotiated and the modifications thereof did not result in substantial changes, as set out in note 4.1. Accordingly, the balance of current and non-current debt increased by R$ 1,178 due to the initial application of IFRS 9, which were recognized within equity at January 1, 2018.

15.2.	Changes in finance debt and reconciliation with cash flows from financing activities
	Balance at 12.31.2016	Initial application of IFRS9	Additions (new funding obtained)	Principal amortization (*)	Interest amortization (*)	Transaction costs during the period (**)	Foreign exchange / inflation indexation charges	Cumulative translation adjustment (CTA)	Balance at 12.31.2017
In Brazil	84,477	−	21,647	(33,986)	(7,324)	7,326	356	50	72,546
Abroad	300,512	−	60,033	(81,276)	(13,577)	15,498	3,439	3,549	288,178
Total	384,989	−	81,680	(115,262)	(20,901)	22,824	3,795	3,599	360,724

	Balance at 12.31.2017	Initial application of IFRS9	Additions (new funding obtained)	Principal amortization (*)	Interest amortization (*)	Transaction costs during the period (**)	Foreign exchange / inflation indexation charges	Cumulative translation adjustment (CTA)	Balance at 06.30.2018
In Brazil	72,546	215	6,740	(12,680)	(2,138)	2,494	(50)	438	67,565
Abroad	288,178	963	20,634	(66,845)	(8,173)	7,681	5,351	37,516	285,305
Total	360,724	1,178	27,374	(79,525)	(10,311)	10,175	5,301	37,954	352,870
Reconciliation to the Statement of Cash Flows
Purchase of property, plant and equipment on credit			(143)	−	−
Expenses with debt restructuring			−	(2,027)	−
Deposits linked to financing			−	9	(220)
Finance leases			−	37	−
Net cash used in financing activities			27,231	(81,506)	(10,531)
(*) It includes pre-payments.
(**) It includes premium and discount over notional amounts and other related costs.

In line with the Company’s Business and Management Plan and following its liability management strategy, recent funds have been raised in order to settle older debts, as well as aiming at improving the debt repayment profile taking into account its alignment with investments returns over the long run.

In the first half of 2018, proceeds from financing amounted to R$ 27,231, principally reflecting: (i) global notes issued in the capital market in the amount of R$ 6,359 (US$ 1,962 million) and maturing in 2029; (ii) funds raised from the domestic and international banking market in the amount of R$ 17,038 with average term of 6.5 years; and (iii) proceeds from Export Credit Agency amounting to R$ 3,549.

In addition, the Company repaid several finance debts, notably: (i) R$ 41,228 (US$ 11,760 million) relating to repurchase of global bonds previously issued by the Company in the capital market, with net premium paid to bond holders amounting to R$ 1,154; (ii) pre-payment of banking loans in the domestic and international market totaling R$ 31,809; and (iii) pre-payment of R$ 2,385 with respect to financings with BNDES.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

15.3.	Summarized information on current and non-current finance debt
	Consolidated
Maturity in	2018	2019	2020	2021	2022	2023 onwards	Total (**)	Fair value

Financing in U.S. Dollars (US$) (*):	7,155	4,893	13,144	22,108	33,293	183,031	263,624	303,174
Floating rate debt	3,030	4,643	12,893	12,392	27,133	62,976	123,067
Fixed rate debt	4,125	250	251	9,716	6,160	120,055	140,557
Average interest rate	5.0%	6.0%	6.0%	6.0%	5.9%	6.5%	6.2%

Financing in Brazilian Reais (R$):	2,550	4,828	10,806	8,458	15,014	24,740	66,396	58,500
Floating rate debt	1,610	3,495	9,812	7,480	13,752	19,439	55,588
Fixed rate debt	940	1,333	994	978	1,262	5,301	10,808
Average interest rate	6.4%	6.8%	7.1%	7.9%	7.7%	6.4%	6.9%

Financing in Euro (€):	73	195	861	1,272	2,691	8,501	13,593	16,973
Floating rate debt	4	−	683	−	−	−	687
Fixed rate debt	69	195	178	1,272	2,691	8,501	12,906
Average interest rate	4.3%	4.5%	4.6%	4.8%	4.9%	4.6%	4.6%

Financing in Pound Sterling (£):	214	91	−	−	−	8,741	9,046	9,122
Fixed rate debt	214	91	−	−	−	8,741	9,046
Average interest rate	6.3%	6.2%	−	−	−	6.3%	6.3%

Financing in other currencies:	211	−	−	−	−	−	211	211
Floating rate debt	187	−	−	−	−	−	187
Fixed rate debt	24	−	−	−	−	−	24
Average interest rate	1.9%	−	−	−	−	−	1.9%

Total at June 30, 2018	10,203	10,007	24,811	31,838	50,998	225,013	352,870	387,980
Average interest rate	5.2%	6.1%	6.2%	6.2%	6.1%	6.4%	6.2%

Total at December 31, 2017	23,160	21,423	31,896	42,168	59,594	182,483	360,724	385,780
Average interest rate	5.6%	5.9%	5.9%	5.9%	5.7%	6.4%	6.1%

(*) It includes debt raised in Brazil (in Brazilian reais) indexed to the U.S. dollar.
(**) The average maturity of outstanding debt at June 30, 2018 is 9.11 years (8.62 years at December 31, 2017).

The fair value of the Company's finance debts is mainly determined and categorized into a fair value hierarchy as follows:

Level 1- quoted prices in active markets for identical liabilities, when applicable, amounting to R$ 184,991 at June 30, 2018 (R$ 179,451 at December 31, 2017); and

Level 2 – discounted cash flows based on discount rate determined by interpolating spot rates considering financing debts indexes proxies, taking into account their currencies and also the Petrobras’ credit risk, amounting to R$ 202,989 as of June 30, 2018 (R$ 206,329 as of December 31, 2017).

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 30.2.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

15.4.	Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. In the first half of 2018 the capitalization rate was 6.36% p.a. (6.18% p.a. in the first half of 2017).

15.5.	Lines of credit
				Amount
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad (Amounts in US$ million)
PGT BV	CHINA EXIM	10/24/2016	5/23/2019	1,000	900	100
PGT BV	Syndicate of banks	3/7/2018	2/7/2023	4,350	−	4,350
PGT BV	Credit Agricole Corporate	4/12/2018	6/20/2020	400	150	250
Total				5,750	1,050	4,700
In Brazil
PNBV	BNDES	9/3/2013	1/31/2019	9,878	2,782	7,096
Petrobras	Banco do Brasil	3/23/2018	1/26/2023	2,000	−	2,000
Petrobras	Bradesco	6/1/2018	5/31/2023	2,000	−	2,000
Transpetro	BNDES	11/7/2008	8/12/2041	915	326	589
Transpetro	Banco do Brasil	7/9/2010	4/10/2038	78	38	40
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	329	−	329
Total				15,200	3,146	12,054

On March 7, 2018, the Company entered into a revolving credit facility (RCF) with a syndicate of 17 banks, in the amount of US$ 4.350 million. During the second quarter 2018, the Company also entered into two lines of credits with Banco do Brasil and Bradesco Bank in the amount of R$ 2,000 each one. The Company can access these funds immediately at any moment until their maturities.

In addition, the Company signed on April 12, 2018 a guaranteed financing agreement with Credit Agricole and UK export credit agency in the amount of up to US$ 400 million.

15.6.	Covenants and Collateral
15.6.1.	Covenants

The Company has covenants that were not in default at June 30, 2018 in its loan agreements and notes issued in the capital markets requiring, among other obligations i) the presentation of interim financial statements within 90 days of the end of each quarter (not reviewed by Independent Registered Public Accounting Firm) and audited financial statements within 120 days of the end of each fiscal year, with a grace period ranging from 30 to 60 days, depending on the agreement; ii) Negative Pledge / Permitted Liens clause; iii) clauses of compliance with the laws, rules and regulations applicable to the conduct of its business including (but not limited to) environmental laws; (iv) clauses in financing agreements that require both the borrower and the guarantor to conduct their business in compliance with anti-corruption laws and anti-money laundering laws and to institute and maintain policies necessary for such compliance; (v) clauses in financing agreements that restrict relations with entities or even countries sanctioned primarily by the United States (including, but not limited to, the Office of Foreign Assets Control (OFAC), Department of State and Department of Commerce), the European Union and United Nations; and vi) covenants with respect to debt level in some of its loan agreements with the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social - BNDES).

15.6.2.	Collateral

Most of the Company’s debt is unsecured, but certain specific funding instruments to promote economic development are collateralized. In addition, financing agreements with China Development Bank (CDB) are also collateralized, as set out in note 17.5.

The loans obtained by structured entities are collateralized based on the projects’ assets, as well as liens on receivables of the structured entities.

The Company’s capital market financing relates primarily to unsecured global notes.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

16.	Leases
16.1.	Future minimum lease payments / receipts – finance leases
	Consolidated
	Receipts			Payments
Estimated lease payments / receivable	Future value	Annual interest	Present value	Future value	Annual interest	Present value
2018	230	(128)	102	106	(49)	57
2019 - 2022	2,230	(996)	1,234	597	(314)	283
2023 and thereafter	1,829	(334)	1,495	1,255	(842)	413
At June 30, 2018	4,289	(1,458)	2,831	1,958	(1,205)	753
Current			202			87
Non-current			2,629			666
At June 30, 2018			2,831			753
Current			180			84
Non-current			2,433			675
At December 31, 2017			2,613			759

16.2.	Future minimum lease payments – operating leases

Operating leases mainly include oil and gas production units, drilling rigs and other exploration and production equipment, vessels and support vessels, helicopters, land and building leases.

Consolidated
2018	23,928
2019	29,827
2020	26,153
2021	26,803
2022	23,623
2023 and thereafter	243,135
At June 30, 2018	373,469
At December 31, 2017	304,398

,

As of June 30, 2018, the balance of estimated future minimum lease payments under operating leases includes R$ 195,116 (R$ 174,336 as of December 31, 2017) with respect to assets under construction, for which the lease term has not commenced.

In the first half of 2018, the Company recognized expenditures of R$ 14,647 (R$ 16,739 in the first half of 2017) for operating leases installments.

17.	Related-party transactions

The Company has a related-party transactions policy, which is annually revised and approved by the Board of Directors, and is applicable to all the Petrobras Group, in accordance with the Company’s by-laws.

In order to ensure the goals of the Company are achieved and align them with transparency of processes and corporate governance best practices, this policy guides Petrobras and its workforce while entering into related-party transactions and dealing with potential conflicts of interest on these transactions, based on the following assumptions and provisions:

•	Prioritization of the Company’s interests regardless of the counterparty;
•	Arm’s length basis;
•	Compliance with market conditions, especially concerning terms, prices and guarantees or with adequate compensatory payment;
•	Accurate and timely disclosure in accordance with applicable authorities.

The Audit Committee must approve in advance transactions between the Company and its associates, the Brazilian Federal Government, including its agencies or similar bodies and controlled entities, taking into account the materiality established by this policy. The Audit Committee reports monthly to the Board of Directors.

Transactions with entities controlled by key management personnel or by their close family members are also approved in advance by the Audit Committee regardless of the amount involved.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Transactions with the Brazilian Federal Government, including its agencies or similar bodies and controlled entities, which are under the scope of Board of Directors approval, must be preceded by the Audit Committee and Minority Shareholders Committee assessment and must have prior approval of, at least, 2/3 of the board members.

The related-party transactions policy also aims to ensure an adequate and diligent decision-making process for the Company’s key management.

17.1.	Commercial transactions by operation with companies of the Petrobras’ group (parent company)
	06.30.2018			12.31.2017
	Current	Non-current	Total	Current	Non-current	Total
Assets
Trade and other receivables
Trade and other receivables, mainly from sales	9,511	−	9,511	11,776	−	11,776
Dividends receivable	2,911	−	2,911	1,161	−	1,161
Intercompany loans	−	29	29	−	34	34
Advance for capital increase	−	204	204	−	−	−
Amounts related to construction of natural gas pipeline	−	839	839	−	845	845
Finance leases	97	−	97	103	−	103
Other operations	768	512	1,280	491	466	957
Assets held for sale	−	−	−	820	−	820
Total	13,287	1,584	14,871	14,351	1,345	15,696
Liabilities
Finance leases	(1,317)	(2,941)	(4,258)	(1,242)	(3,592)	(4,834)
Intercompany loans	−	−	−	−	(3,315)	(3,315)
Prepayment of exports	(69,523)	(113,591)	(183,114)	(37,373)	(112,835)	(150,208)
Accounts payable to suppliers	(14,227)	−	(14,227)	(9,525)	−	(9,525)
Purchases of crude oil, oil products and others	(8,775)	−	(8,775)	(5,001)	−	(5,001)
Affreightment of platforms	(4,769)	−	(4,769)	(3,927)	−	(3,927)
Advances from clients	(683)	−	(683)	(597)	−	(597)
Other operations	(82)	(441)	(523)	(69)	(439)	(508)
Liabilities related to assets classified as held for sale	−	−	−	(44)	−	(44)
Total	(85,149)	(116,973)	(202,122)	(48,253)	(120,181)	(168,434)

Profit or Loss	Jan-Jun/2018	Jan-Jun/2017
Revenues, mainly sales revenues	72,918	64,530
Foreign exchange and inflation indexation charges	(4,407)	(2,936)
Financial income (expenses), net	(5,058)	(5,498)
Total	63,453	56,096
(*) It includes the acquisition of platform P-74 of PNBV.

17.2.	Commercial transactions with companies of the Petrobras’ group (parent company)
	06.30.2018			12.31.2017	06.30.2018			12.31.2017
	Current Assets	Non-current Assets	Total Assets	Total Assets	Current Liabilities	Non-current Liabilities	Total Liabilities	Total Liabilities
Subsidiaries (*)
BR	1,810	−	1,810	1,566	(160)	−	(160)	(307)
PIB BV	3,603	137	3,740	6,330	(72,173)	(113,591)	(185,764)	(154,072)
Gaspetro	1,121	107	1,228	953	(459)	−	(459)	(372)
PNBV	2,350	15	2,365	1,812	(6,693)	−	(6,693)	(4,281)
Transpetro	778	242	1,020	1,011	(1,461)	−	(1,461)	(1,216)
Logigás	44	839	883	1,149	(144)	−	(144)	(238)
Thermoelectrics	25	231	256	86	(182)	(755)	(937)	(1,012)
Fundo de Investimento Imobiliário	100	−	100	98	(132)	(1,272)	(1,404)	(1,483)
TAG	2,138	−	2,138	612	(1,053)	−	(1,053)	(1,068)
PDET Off Shore (**)	−	−	−	−	(642)	−	(642)	(837)
Other subsidiaries	1,055	12	1,067	1,723	(725)	−	(725)	(679)
Total Subsidiaries	13,024	1,583	14,607	15,340	(83,824)	(115,618)	(199,442)	(165,565)
Structured Entities
CDMPI	−	−	−	−	(392)	(914)	(1,306)	(1,562)
Total Structured Entities	−	−	−	−	(392)	(914)	(1,306)	(1,562)
Associates and joint ventures
Companies from the petrochemical sector	144	−	144	172	(59)	−	(59)	(34)
Other associates and joint ventures	119	1	120	184	(874)	(441)	(1,315)	(1,273)
Total associates and joint ventures	263	1	264	356	(933)	(441)	(1,374)	(1,307)
Total	13,287	1,584	14,871	15,696	(85,149)	(116,973)	(202,122)	(168,434)
(*) It Includes joint operation.
(**) On August 23, 2017, the Parent Company purchased the totality of shares of PDET Offshore, which became a wholly-owned subsidiary, no longer a structured entity.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

17.2.1.	Profit or loss

	Jan-Jun/2018	Jan-Jun/2017
Subsidiaries
BR	36,577	32,958
PIB BV	13,688	10,218
Gaspetro	4,007	3,561
PNBV	181	1,115
Transpetro	460	461
Logigás	106	33
Thermoelectrics	(93)	(80)
Fundo de Investimento Imobiliário	(12)	(106)
TAG	75	207
PDET Off Shore	(30)	(63)
Other subsidiaries	2,022	1,156
Total Subsidiaries	56,981	49,460
Structured Entities
CDMPI	(79)	(90)
Total Structured Entities	(79)	(90)
Associates and joint ventures
Companies from the petrochemical sector	6,318	6,709
Other associates and joint ventures	233	17
Total associates and joint ventures	6,551	6,726
Total	63,453	56,096

17.3.	Annual rates for intercompany loans
	Parent Company
	Assets		Liabilities
	06.30.2018	12.31.2017	12.31.2017
From 5.01% to 7%	−	−	(3,315)
More than 9.01%	29	34	−
Total	29	34	(3,315)

The intercompany liability was settled in January 2018.

17.4.	Non standardized receivables investment fund

The Parent Company invests in the receivables investment fund FIDC-NP, which comprises mainly receivables and non-performing receivables arising from operations performed by subsidiaries of the Petrobras Group. Investments in FIDC-NP are recognized as other receivables.

The assignment of performing and non-performing receivables is recognized as current finance debt.

	Parent Company
	06.30.2018	12.31.2017
Other receivables	12,135	14,222
Assignment of receivables	(20,441)	(25,499)
	Jan-Jun/2018	Jan-Jun/2017
Finance income FIDC-NP	412	594
Finance expense FIDC-NP	(646)	(1,143)
Net finance income (expense)	(234)	(549)

17.5.	Guarantees

Petrobras guarantees certain financial operations carried out by its subsidiaries in Brazil and abroad.

Petrobras, based on contractual clauses that support the financial operations between the subsidiaries and third parties, offers guarantees, mainly fidejussory, to the payment of debt service in the event that a subsidiary defaults on a debt.

The outstanding balance of financial operations carried out by these subsidiaries and guaranteed by Petrobras is set out below:

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

	06.30.2018						12.31.2017
Maturity date of the loans	PGF (*)	PGT (**)	PNBV	TAG	Others	Total	Total
2018	1,070	−	187	−	18	1,275	1,780
2019	1,276	−	−	−	−	1,276	7,926
2020	1,189	4,434	460	−	3,569	9,652	15,497
2021	10,749	−	578	−	781	12,108	22,722
2022	8,572	10,893	3,856	3,612	434	27,367	40,152
2023 and thereafter	142,536	50,331	10,922	−	1,132	204,921	175,312
Total	165,392	65,658	16,003	3,612	5,934	256,599	263,389
(*) Petrobras Global Finance B.V., subsidiary of PIB BV.
(**) Petrobras Global Trading B.V., subsidiary of PIB BV.

Petrobras entered into two finance agreements with China Development Bank (CDB), maturing in 2026 and 2027 are also collateralized based on future oil exports for specific buyers limited to 200 thousand barrels per day up to 2019, 300 thousand barrels per day from 2020 to 2026, and 100 thousand barrels per day in 2027. This collateral may not exceed the amount of the related debt, amounting to R$ 33,656 (US$ 10,125 million) at June 30, 2018, and to R$ 35,775 (US$ 10,815 million) at December 31, 2017.

On January 30, 2018, the Company prepaid the remaining balance of a financing agreement with CDB maturing in 2019, in the amount of US$ 2.8 billion.

In accordance with the Company’s Business and Management Plan (BMP 2018-2022), the extension of these terms is associated to a better indebtedness level, as set out in note 15.

17.6.	Investment fund of subsidiaries abroad

At June 30, 2018, a subsidiary of PIB BV had R$ 7,094 (R$ 4,675 as of December 31, 2017) invested in an investment fund abroad that held debt securities of PGF, PDET and of consolidated structured entities, mainly with respect to  CDMPI and Charter projects.

17.7.	Transactions with joint ventures, associates, government entities and pension plans

The Company has engaged, and expects to continue to engage, in the ordinary course of business in numerous transactions with joint ventures, associates, pension plans, as well as with the Company’s controlling shareholder, the Brazilian federal government, which includes transactions with banks and other entities under its control, such as financing and banking, asset management and others.

The balances of significant transactions are set out in the following table:

		Consolidated
	06.30.2018		12.31.2017
	Assets	Liabilities	Assets	Liabilities
Joint ventures and associates
State-controlled gas distributors	1,191	448	971	468
Petrochemical companies	155	86	194	53
Other associates and joint ventures	453	2,434	587	2,286
Subtotal	1,799	2,968	1,752	2,807
Government entities
Government bonds	6,816	−	5,631	−
Banks controlled by the Brazilian Government	23,495	44,534	19,317	49,375
Receivables from the Electricity sector (note 8.4)	16,157	−	17,362	1
Petroleum and alcohol account - receivables from Brazilian Government	829	−	829	−
Diesel subsidy	590
Others	132	300	149	716
Subtotal	48,019	44,834	43,288	50,092
Pension plans	182	184	226	311
Total	50,000	47,986	45,266	53,210
Current assets	12,040	5,873	8,347	6,659
Non-current assets	37,960	42,113	36,919	46,551

The income/expenses of significant transactions are set out in the following table:

		Consolidated
	Apr-Jun/2018	Jan-Jun/2018	Apr-Jun/2017	Jan-Jun/2017
Joint ventures and associates
State-controlled gas distributors	1,887	3,652	1,941	3,424
Petrochemical companies	2,987	6,023	2,677	6,446
Other associates and joint ventures	(1,110)	(1,740)	(901)	(456)
Subtotal	3,764	7,935	3,717	9,414
Government entities
Government bonds	76	175	116	227
Banks controlled by the Brazilian Government	(574)	(1,685)	(1,178)	(2,589)
Receivables from the Electricity sector	2,629	2,883	680	1,291

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Petroleum and alcohol account - receivables from Brazilian Government	−	−	1	3
Diesel subsidy	590	590
Others	86	278	218	434
Subtotal	2,807	2,241	(163)	(634)
Pension plans	−	−	−	−
Total	6,571	10,176	3,554	8,780
Revenues, mainly sales revenues	6,158	11,900	5,917	12,168
Purchases and services	(1,597)	(2,960)	(1,598)	(1,598)
Foreign exchange and inflation indexation charges, net	(241)	(515)	364	573
Finance income (expenses), net	2,251	1,751	(1,129)	(2,363)
Total	6,571	10,176	3,554	8,780

In addition to the aforementioned transactions, Petrobras and the Brazilian Federal Government entered into the Assignment Agreement in 2010, which grants the Company the right to carry out prospecting and drilling activities for hydrocarbons located in the pre-salt area limited to the production of five billion barrels of oil equivalent.

For detailed information on Assignment Agreement, see note 11.2.

17.8.	Diesel Price Subsidy Program

In the second quarter of 2018, the Company joined the two first phases of the Diesel Price Subsidy Program established by the Brazilian Federal Government pursuant to Provisional Measure 838, Decree 9,392 and Decree 9,403 of 2018. This program grants reimbursements to diesel producers and importers to the extent that their selling prices to the domestic distributors are equal or lower than prices determined by relevant regulation. The amount of this government grant results from the following parameters:

•	R$ 0.07 per liter of diesel sold from June 1 to June 7, 2018; and
•

Difference between reference price provided for by ANP (Preço de Referência - PR) and the sales price to domestic distributors (Preço de Comercialização - PC), limited to R$ 0.30 per liter, for diesel sales from June 8 to July 31, 2018.

The PR is driven by diesel international prices and U.S. dollar exchange rates. Differences falling above R$ 0.30 in the second phase of the program will be held in the next program phase, for which parameters still pend regulation. In case of a lower PR when compared to PC, the program outlines reimbursement to the Brazilian Federal Government.

The Brazilian Federal Government stablished a R$ 9,500 threshold for this program, meaning that the subsidy will be ceased if the total grants provided for by the government meets such amount before December 31, 2018.

The settlement of the subsidy occurs to the extent the Company provides all necessary information to ANP in order to prove its fiscal regularity and prices of diesel sold in accordance with the relevant regulation. The period of the subsidy computation is up to thirty days and ANP must confirm the grant within nine business days after receiving all the necessary documentation.

Due to the complexity in meeting all the requirements in the first phase of the program, the company is seeking alternatives to prove to ANP that its sales prices were in accordance with relevant regulation during this phase, which will enable the recognition and collection of the subsidy in the amount of R$ 63.

Regarding the second phase of the program, the Company gathered and sent to ANP all information required to receive R$ 871 from sales from June 8 to July 7, 2018 and, at the date of the issue of these interim financial statements, the assessment of the documentation by this authority is ongoing. Such revenue recognition occurs when the diesel is sold and delivered to distributors and the right to the grant is recognized within current account receivables. Through June 30, 2018, the Company accounted for R$ 590 as accounting receivables from the program with respect to sales within the second phase (note 7.1).

On July 31, 2018, the Brazilian Federal Government enacted the Provisional Measure 847/2018 extending the program to December 31, 2018 with respect to sales of road diesel. In addition, the Decree 9,454 and ANP Resolution 738 enacted on July 31 and August 1, 2018, respectively, brought up new rules to govern the continuity of the program. The Company is assessing its adherence to the third phase of the program and, if it occurs until the fifth business day of the subsidy computation period, from August 1 to August 31, 2018, its effects will be applied retrospectively to August 1, 2018.

17.9.	Compensation of key management personnel

The total compensation of Executive Officers and Board Members of Petrobras parent company is set out as follows:

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

	Jan-Jun/2018			Jan-Jun/2017
	Officers	Board members	Total	Officers	Board members	Total
Wages and short-term benefits	6.6	0.4	7.0	6.5	0.5	7.0
Social security and other employee-related taxes	1.9	0.1	2.0	1.8	0.1	1.9
Post-employment benefits (pension plan)	0.5	−	0.5	0.6	−	0.6
Total compensation recognized in the statement of income	9.0	0.5	9.5	8.9	0.6	9.5
Average number of members in the period (*)	7.83	9.50	17.33	8.00	9.00	17.00
Average number of paid members in the period (**)	7.83	5.83	13.66	8.00	6.50	14.50
(*) Monthly average number of members.
(**) Monthly average number of paid members.

In the first half of 2018, charges relating to compensation of the board members and executive officers of the Petrobras group amounted to R$ 45.8 (R$ 38.0 in the first half of 2017).

The compensation of the Advisory Committees to the Board of Directors is apart from the fixed compensation set for the Board Members and, therefore, has not been classified under compensation of Petrobras’ key management personnel.

In accordance with Brazilian regulations applicable to companies controlled by the Brazilian Government, Board members who are also members of the Audit Committee are only compensated with respect to their Audit Committee duties. The total compensation concerning these members was R$ 194 thousand in the first half of 2017 (R$ 233 thousand with social security and related charges).

The monthly compensation of Audit Committee members is fixed at 10% of monthly average executive officers’ compensation, excluding certain social security benefits and paid vacation.

In the first quarter of 2018, the Board of Directors approved the variable compensation program (PRV) of the Board of Executive Officers for the year 2018. The amount of compensation to be paid varies according to the percentage of achievement of the financial and operational targets. The program foresees compensations being disbursed through 5 years and may also trigger other compensations to officers from 2019 provided the achievement of certain prerequisites.

The Company’s General Shareholder’s Meeting held on April 26, 2018 determined the amount of R$ 28.3 as the threshold of executive officers and board members compensation for the period from April 2018 to March 2019, as well as approved the increase in the number of board members to 11.

18.	Provision for decommissioning costs
	Consolidated
Non-current liabilities	06.30.2018	12.31.2017
Opening balance	46,785	33,412
Adjustment to provision	92	13,522
Transfers related to liabilities held for sale	−	(379)
Payments made	(925)	(2,265)
Interest accrued	1,183	2,418
Others	200	77
Closing balance	47,335	46,785

The estimates for abandonment and dismantling of oil and natural gas producing properties are revised annually at December 31 along with the annual process of oil and gas reserves certification and whenever an indication of significant change in the assumptions used in the estimates occurs.

For the first half of 2017, the unwinding of the discount on the provision for decommissioning costs (interest accrued) amounted to R$ 1,204.

19.	Taxes
19.1.	Income taxes and other taxes
Income tax and social contribution	Consolidated
	Current assets		Current liabilities		Non-current liabilities
	06.30.2018	12.31.2017	06.30.2018	12.31.2017	06.30.2018	12.31.2017
Taxes in Brazil
Income taxes	1,699	1,464	1,387	130	0	0
Income taxes - Tax settlement programs	−	−	209	753	2,180	2,219
	1,699	1,464	1,596	883	2,180	2,219
Taxes abroad	117	120	52	107	−	−
Total	1,816	1,584	1,648	990	2,180	2,219

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

	Consolidated
Other taxes and contributions	Current assets		Non-current assets		Current liabilities		Non-current liabilities (*)
	06.30.2018	12.31.2017	06.30.2018	12.31.2017	06.30.2018	12.31.2017	06.30.2018	12.31.2017
Taxes in Brazil:
Current / Deferred ICMS (VAT)	3,411	3,089	2,149	2,338	3,447	3,377	−	−
Current / Deferred PIS and COFINS	3,053	2,711	7,549	7,548	2,512	2,711	−	−
CIDE	50	47	−	−	193	344	−	−
Production taxes	−	−	−	−	7,706	5,311	−	−
Withholding income taxes	−	−	−	−	305	520	−	−
Tax Settlement Program (**)	−	−	−	−	1,007	2,144	−	−
Others	612	566	255	237	498	545	358	284
Total in Brazil	7,126	6,413	9,953	10,123	15,668	14,952	358	284
Taxes abroad	64	65	57	48	107	94	−	−
Total	7,190	6,478	10,010	10,171	15,775	15,046	358	284
(*) Other non-current taxes are classified as other non-current liabilities.
(**) It includes the amount of R$ 6 relating to tax amnesty and refinancing program (REFIS) from previous periods.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

19.2.	Brazilian federal settlement programs

In 2017, the Company joined certain settlement programs created by the Brazilian Federal Government, which enabled the settlement of significant disputes in which the Company was a defendant, with certain benefits, such as the use of tax loss carry forwards and reduction in interests, penalties and related charges. The settlement of disputes involving Brazilian Federal Tax Authorities, Brazilian Federal Agencies and similar bodies reduced tax debts amounting to R$ 38,136 that as shown below:

Provisional measures	Signed into law	Brazilian federal settlement programs	Disputes	Amount of relief	Debts
766	-	Tax Settlement Program - PRT (*)	1,660	−	1,660
783	13,496	Special Tax Settlement Program - PERT	7,259	3,285	3,974
780	13,494	Non-Tax Debts Settlement Program - PRD	1,076	358	718
795	13,586	Withholding income tax on remittances for payment of charter of vessels	28,141	26,418	1,723
			38,136	30,061	8,075
(*) Benefit of using tax loss carryforwards to settle 80% of the debt.

Detailed information on those settlement programs are presented in note 21.2 to the Company’s audited financial statements ended December 31, 2017.

The balances of respective liabilities carried on the statement of financial position as of June 30, 2018 are shown below:

	12.31.2017	Payments	Use of tax loss carryforwards	Inflation indexation	Others	06.30.2018
PRT
Income taxes	507	−	(504)	−	−	3
PERT
Income taxes	2,461	(101)	−	87	(61)	2,386
Other taxes	131	(195)	−	7	57	−
	2,592	(296)	−	94	(4)	2,386
PRD
Production taxes	288	(310)	−	6	16	−
Law 13,586/17
Withholding income tax	1,723	(771)	−	42	7	1,001
Total	5,110	(1,377)	(504)	142	19	3,390
Current	2,891					1,210
Non-current	2,219					2,180

The following table presents the settlement years of the outstanding amounts under these programs:

	2018	2019	2020	2021	2022	2023 onwards	Total
PRT	−	3	−	−	−	−	3
PERT	103	206	206	206	206	1,459	2,386
Law 13,586/17	1,001	−	−	−	−	−	1,001
	1,104	209	206	206	206	1,459	3,390

19.3.	Tax amnesty programs – State Tax

In the first half of 2018, the Company elected to settle in cash VAT (ICMS) tax disputes by joining states amnesty settlement programs and taking advance of their reliefs, as shown below:

State	State Law/Decree n°	Benefits received	Debts	Reduction Benefit	Amount to be paid after benefit (*)
TO	3,346/18	Reduction of 90% of debts from fines and interest	18	11	7
RN	10,341/18 27,679/18	Reduction of 95% of fines, 80% of the interest and 50% of Vat tax forgiveness	796	678	118
			814	689	125
(*) Amounts recognized as other taxes.

19.4.	New Taxation Model for the Oil and Gas Industry

On December 28, 2017, the Brazilian federal government enacted Law No. 13,586, which outlines a new taxation model for the oil and gas industry and, along with the Decree 9,128/2017, establishes a new special regime for exploration, development and production of oil, gas and other liquid hydrocarbons named Repetro-Sped.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Due to the application of this new model, the Company expects greater legal stability in the oil and gas industry in Brazil, which may encourage higher investments and reduce the number of litigations involving the industry players.

Regarding the Repetro-Sped, this regime enhances the former Repetro (Special Customs Regime for the Export and Import of Goods designated to Exploration and Production of Oil and Natural Gas Reserves), notably providing for tax relief over goods permanently held in Brazil in addition to the previous relief related to temporary admissions. Therefore, we are assessing transfers in the ownership of certain oil and gas assets from foreign subsidiaries to the parent company in Brazil. The regime will expire in December, 2040.

Following the creation of Repetro-Sped, the Brazilian states, pursuant to a decision of the Brazilian National Council of Finance Policies (CONFAZ), agreed to allow tax incentives relating to VAT (ICMS) to the extent each state enacts its specific regulation providing for the tax relief on oil and gas industry.

At the date of issue of these unaudited interim financial statements, the states enacting new regulations governing the VAT tax incentives authorized by the Brazilian Federal Government were: Rio de Janeiro, São Paulo, Bahia, Rio Grande do Norte, Espírito Santo, Sergipe, Amazonas, Ceará, Minas Gerais and Piauí.

For additional information on the main provisions under Law 13,586/17, Decree 9,128/17 and VAT (ICMS) tax incentives over the Repetro-Sped, see notes 21.4.1 and 21.4.2 to the audited financial statements for the year ended December 31, 2017.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

19.5.	Deferred income taxes - non-current

The changes in the deferred income taxes are presented as follows:

	Consolidated
	Property, Plant and Equipment
	Exploration and decommissioning costs	Others (*)	Loans, trade and other receivables / payables and financing	Finance leases	Provision for legal proceedings	Tax losses	Inventories	Employee benefits	Others	Total
Balance at January 1, 2017	(36,518)	3,055	11,446	(294)	3,676	19,684	1,398	9,807	928	13,182
Recognized in the statement of income for the year	1,148	(4,108)	(3,569)	(200)	3,671	888	434	−	446	(1,290)
Recognized in shareholders’ equity(**)	−	−	(2,718)	−	−	(223)	−	(892)	28	(3,805)
Cumulative translation adjustment	−	10	−	−	−	88	−	−	−	98
Use of tax credits - REFIS and PRORELIT	−	−	−	−	−	(873)	−	−	−	(873)
Others	−	(598)	(51)	64	(67)	386	51	(31)	351	105
Balance at December 31, 2017	(35,370)	(1,641)	5,108	(430)	7,280	19,950	1,883	8,884	1,753	7,417
Initial application of IFRS9	−	−	484	−	−	−	−	−	−	484
Balance at January 1, 2018	(35,370)	(1,641)	5,592	(430)	7,280	19,950	1,883	8,884	1,753	7,901
Recognized in the statement of income for the period	4,959	(3,491)	(3,117)	(164)	606	845	(275)	672	(1,199)	(1,164)
Recognized in shareholders’ equity(**)	−	−	8,902	−	−	−	−	−	−	8,902
Cumulative translation adjustment	−	83	(29)	−	−	716	−	−	(8)	762
Use of tax credits	−	−	−	−	−	(2,408)	−	−	(54)	(2,462)
Others	−	(32)	11	(69)	6	37	−	33	44	30
Balance at June 30, 2018	(30,411)	(5,081)	11,359	(663)	7,892	19,140	1,608	9,589	536	13,969
Deferred tax assets										11,373
Deferred tax liabilities										(3,956)
Balance at December 31, 2017										7,417
Deferred tax assets										15,606
Deferred tax liabilities										(1,637)
Balance at June 30, 2018										13,969
(*) It mainly includes impairment adjustments and capitalized borrowing costs.

(**) The amounts presented as Loans, trade and other receivables/payables and financing, relate to the tax effect on exchange rate variation recognized within other comprehensive income (cash flow hedge accounting) as set out note 30.2.

The increase in deferred tax assets in the first half of 2018 is mainly attributable to foreign exchange effects over the Company’s finance debt.

The Company recognizes the deferred tax assets based on projections of future taxable profits in a ten-year perspective supported by the Business and Management Plan, which is revised annually.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

19.6.	Reconciliation between statutory tax rate and effective tax expense rate

The following table provides the reconciliation of Brazilian statutory tax rate to the Company’s effective rate on income before income taxes:

		Consolidated
	Apr-Jun/2018	Jan-Jun/2018	Apr-Jun/2017	Jan-Jun/2017
Net income (losses) before income taxes	14,329	25,409	6,770	13,897
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(4,872)	(8,639)	(2,302)	(4,725)
Adjustments to arrive at the effective tax rate:
Tax benefits from the deduction of interest on capital distribution	222	222	−	−
Different jurisdictional tax rates for companies abroad	767	913	797	833
Brazilian income taxes on income of companies incorporated outside Brazil (*)	(193)	(275)	(48)	(69)
Tax incentives	59	133	144	280
Tax loss carryforwards (unrecognized tax losses)	(338)	(373)	(314)	(124)
Non-taxable income (non-deductible expenses), net (**)	(258)	(518)	(718)	(965)
Tax settlement programs (***)	−	−	(4,331)	(4,331)
Others	(25)	(56)	294	303
Income taxes expense	(4,638)	(8,593)	(6,478)	(8,798)
Deferred income taxes	(530)	(1,164)	(3,905)	(5,399)
Current income taxes	(4,108)	(7,429)	(2,573)	(3,399)
Total	(4,638)	(8,593)	(6,478)	(8,798)
Effective tax rate of income taxes	32.4%	33.8%	95.7%	63.3%
(*) It relates to Brazilian income taxes on earnings of offshore investees, as established by Law No. 12,973/2014.
(**) It includes results in equity-accounted investments and expenses relating to health care plan.
(***) Income taxes in the scope of PRT and PERT and reversals of losses carry forwards from 2012 to 2017, as shown in note 19.2.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

20.	Employee benefits (Post-Employment)
20.1.	Pension and medical benefits

The Company sponsors defined benefit and variable contribution pension plans in Brazil and abroad, as well as defined-benefit medical plans for employees in Brazil (active and retirees) and their dependents. See note 22 to the consolidated financial statements for the year ended December 31, 2017 for detailed information about pension and medical benefits sponsored by the Company.

Deficit settlement plan – Petros Plan

The Petros Plan has in place a deficit settlement plan (PED) due to its accumulated deficit until 2015 in the amount of R$ 22.6 billion. This amount was updated based on interest and inflation and reached R$ 27.3 billion at December 31, 2017. The PED was approved by the Executive Council of Petros Foundation on September 12, 2017 and assessed by the Company and the Secretariat of Management and Governance for the State-owned Companies (Secretaria de Coordenação e Governança das Empresas Estatais – SEST).

The additional contributions from participants and sponsors have commenced in March 2018. Certain participants had appealed before the judiciary and have had their contributions suspended based on judicial injunctions. In these cases, the Company has not paid its parity contributions. In the second quarter of 2018, the Company paid R$ 291 with respect of contributions under the PED.

Pursuant to relevant regulation, the sponsors and participants will cover this deficit based on their respective proportions of regular contributions (parity basis). Accordingly, the Company will cover approximately R$ 13.7 billion of this deficit (Parent Company R$ 12.8 billion, BR Distribuidora 0.9 billion.

Split of Petros Plan

On February 15, 2018, the PREVIC authorized the split of Petros Plan into two separate plans: Petros Plan – Renegotiated and Petros Plan – Non-renegotiated. The Petros Plan split has been in place since April 1, 2018.

This split arose from the renegotiation procedures held in 2006-2007 period and in 2012, when 75% of the participants accepted the option to change to a model that sets forth solely inflation indexation on the annual adjustment of their benefits. The other participants’ benefits remained adjusted by the same rate as the Petrobras’ workforce had their salaries adjusted.

The balance of Petros plan was transferred to the new plans based on future commitments on a participant basis. As there were no changes in post-retirement benefits rules, the actuarial liabilities of these plans will be reviewed during the annual actuarial assumptions review to be carried out in December 2018.

Changes in the net defined benefits are set out as follows:

	Consolidated
	Pension Plans				Medical Plan	Other Plans	Total
	Petros	Petros Renegotiated	Petros Non-renegotiated	Petros 2	AMS
Balance at January 1, 2017	35,040	−	−	955	36,549	124	72,668
(+) Remeasurement effects recognized in OCI	(2,123)	−	−	(340)	(3,738)	2	(6,199)
(+) Costs incurred in the year	4,015	−	−	246	4,410	34	8,705
(-) Contributions paid	(733)	−	−	−	(1,489)	(10)	(2,232)
(-) Payments related to the Term of Financial Commitment (TFC)	(712)	−	−	−	−	−	(712)
Others	−	−	−	−	−	(18)	(18)
Balance at December 31, 2017	35,487	−	−	861	35,732	132	72,212
Current	1,463	−	−	−	1,328	−	2,791
Non-current	34,024	−	−	861	34,404	132	69,421
Balance at December 31, 2017	35,487	−	−	861	35,732	132	72,212
(+) Costs incurred in the period	901	−	−	51	983	8	1,943
(-) Contributions paid	(302)	−	−	−	(359)	(1)	(662)
Others		−	−		−	98	98
Balance at March 31, 2018	36,086	−	−	912	36,356	237	73,591
Transfer due to split of Petros plan	(36,086)	25,429	10,657	−	−	−	−
(+) Costs incurred in the period	−	687	214	51	980	7	1,939
(-) Contributions paid	−	(315)	(98)	−	(440)	(2)	(855)
(-) Payments related to the Term of Financial Commitment (TFC)	−	(258)	(104)	−	−	−	(362)
Others	−	−	−	−	−	14	14
Balance at June 30, 2018	−	25,543	10,669	963	36,896	256	74,327
Current	−	1,042	428	−	1,328	7	2,805
Non-current	−	24,501	10,241	963	35,568	249	71,522
Balance at June 30, 2018	−	25,543	10,669	963	36,896	256	74,327

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Pension and medical benefit expenses, net recognized in the statement of income are set out as follows:

	Consolidated
	Pension Plans				Medical Plan	Other Plans	Total
	Petros	Petros Renegotiated	Petros Non-renegotiated	Petros 2	AMS
Current service cost	76	67	9	60	283	7	502
Net interest cost over net liabilities / (assets)	825	620	205	42	1,680	8	3,380
Net costs for Jan-Jun/2018	901	687	214	102	1,963	15	3,882

Related to active employees:
Included in the cost of sales	148	118	30	53	425	−	774
Included in operating expenses	72	57	14	30	221	12	406
Related to retired employees	681	512	170	19	1,317	3	2,702
Net costs for Jan-Jun/2018	901	687	214	102	1,963	15	3,882
Net costs for Jan-Jun/2017	2,007	−	−	123	2,206	16	4,352

Current service cost	−	67	9	30	142	3	251
Net interest cost over net liabilities / (assets)	−	620	205	21	838	4	1,688
Net costs for Jan-Jun/2018	−	687	214	51	980	7	1,939

Related to active employees:
Included in the cost of sales	−	118	30	26	211	(1)	384
Included in operating expenses	−	57	14	15	111	7	204
Related to retired employees	−	512	170	10	658	1	1,351
Net costs for Jan-Jun/2018	−	687	214	51	980	7	1,939
Net costs for Jan-Jun/2017	1,003	−	−	61	1,103	8	2,175
(*) It refers to the expense of the plan before the split occurred on April 1, 2018.

At June 30, 2018 the Company had pledged crude oil and oil products volumes, totaling R$ 16,720, as collateral for the Terms of Financial Commitment (TFC) signed by Petrobras and Petros in 2008 (RS$ 13,454 at December 31, 2017).

For the first half of 2018, the Company's contribution to the defined contribution portion of the Petros Plan 2 was R$ 433 (R$ 446 for the first half of 2017) recognized in the statement of income.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

20.2.	Profit sharing

The Company’s profit sharing benefits comply with Brazilian legal requirements and those of the Brazilian Secretariat of Coordination and Governance of State‐Owned Enterprises (SEST), of the Ministry of Planning, Budget and Management, and of the Ministry of Mines and Energy, and are computed based on the consolidated net income attributable to the shareholders of Petrobras.

The amount of profit sharing benefits is computed based on the results of six corporate indicators, for which annual goals are defined by the Executive Board and approved by the Board of Directors pursuant to the review of the Business and Management Plan (BMP). The annual goals are based on the results of the following corporate indicators:

•	Maximum permissible levels of crude oil and oil products spill;
•	Lifting cost excluding production taxes in Brazil;
•	Crude oil and NGL production in Brazil;
•	Feedstock processed ‐ excluding NGL ‐ in Brazil,
•	Vessel operating efficiency; and
•	Percentage of compliance with natural gas delivery schedules.

The results of the six individual goals are factored into a consolidated result that will determine the percentage of the profit to be distributed as a profit sharing benefit to employees (6.25% at June 30, 2018). However, in the event the Company records a net loss for the period and all the annual goals are achieved, the profit sharing benefit will be half a month salary for each employee added to half of the lowest amount of profit sharing paid in the prior year, as established in the Company’s collective bargaining agreement.

The subsidiary Liquigás and the joint operations Fábrica Carioca de Catalizadores (FCC) and Ibiritermo have their specific methodology for profit sharing computation pursuant to their own collective bargaining agreement, apart from other entities of the group.

Based on the estimates in the first half of 2018, the Company recognized a provision of R$ 1,100 as other income and expenses (R$ 298 in the first half of 2017) regarding profit sharing benefits in accordance with clauses of the collective bargaining agreement, including R$ 9 as complement of the profit sharing for 2017.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

20.3.	Voluntary Separation Incentive Plan

The Company has implemented voluntary separation incentive plans (PDIV) which had the following cumulative adherence by employees since their announcement:

	Enrollments	Separations	Cancellations	Outstanding
Petrobras (PIDV 2014 and 2016)	19,499	(16,501)	(2,820)	178
Petrobras Distribuidora (PIDV BR 2014, 2015 and 2016)	2,165	(1,721)	(428)	16
Total	21,664	(18,222)	(3,248)	194

As a result, the Company recognized a total of 18,222 separations in these plans, whose changes in the provision as of June 30, 2018 are set out as follows:

	Consolidated
	06.30.2018	12.31.2017
Opening Balance	112	2,644
Enrollments (*)	32
Revision of provisions	(20)	(757)
Separations in the period	(36)	(1,775)
Closing Balance	88	112
Current	88	112

(*) On January 29, 2018, Petrobras Distribuidora reopened its 2016 separation incentive plan PIDV (BR 2016) for new enrollments up to March 2, 2018.

20.4.	New Employee Career and Compensation Plan

On July 2, 2018, the Company released to its workforce the Employee Career and Compensation Plan (Plano de Carreiras e Remuneração – PCR), an upgrade of the remuneration and career model driven by initiatives outlined in BMP 2018-2022. The new plan enhances the Company’s people management model by means of a number of criteria that enables higher rewards based on skills and performances, broader mobility and career development.

The PCR results in a greater alignment with practices suggested by Secretariat of Management and Governance for the State-owned Companies (Secretaria de Coordenação e Governança das Empresas Estatais – SEST), and employees may join the program until September 14, 2018. Employees that do not adhere to the program will remain in the current career plan (PCAC - Plano de Classificação e Avaliação de Cargos).

The Company has granted monetary incentive to employees joining the program in order to stimulate a higher number of enrollments to the plan better aligned with its strategic goals, thus avoiding higher administrative costs by maintaining two types of career and compensation plans.

The PCR implementation will impact the Company’s financial statements in the third quarter of 2018 to the extent that employees enroll in the new plan. The Company has already disbursed R$ 472 with respect to the 15,502 enrollments by July 10, 2018.

21.	Equity
21.1.	Share capital (net of share issuance costs)

As of June 30, 2018, subscribed and fully paid share capital, net of issuance costs, was R$ 205,432, represented by 7,442,454,142 outstanding common shares and 5,602,042,788 outstanding preferred shares, all of which are registered, book-entry shares with no par value.

Preferred shares have priority on returns of capital, do not grant any voting rights and are non-convertible into common shares.

21.2.	Other comprehensive income

In the first half of 2018, the Company primarily recognized as other comprehensive income the following effects:

•	Cumulative translation adjustment gain of R$ 21,186, resulting from the translation of financial statements of subsidiaries with functional currencies other than the Brazilian Real;
•

Foreign exchange rate variation loss of R$ 17,279, after taxes and amounts reclassified to the statement of income, recognized in the Company's equity, as a result of its cash flow hedge accounting policy. At June 30, 2018, the cumulative balance of foreign exchange variation losses, net of tax effects, was R$ 37,121 (see note 30.2).

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

21.3.	Earnings per share
		Consolidated and Parent Company
	Apr-Jun/2018	Jan-Jun/2018	Apr-Jun/2017	Jan-Jun/2017
Basic and diluted numerator - Net income attributable to shareholders of Petrobras
Common	5,746	9,718	181	2,719
Preferred	4,326	7,315	135	2,046
	10,072	17,033	316	4,765
Basic and diluted denominator - Weighted average number of outstanding shares
Common	7,442,454,142	7,442,454,142	7,442,454,142	7,442,454,142
Preferred	5,602,042,788	5,602,042,788	5,602,042,788	5,602,042,788
	13,044,496,930	13,044,496,930	13,044,496,930	13,044,496,930
Basic and diluted earnings per share (R$ per share)
Common	0.77	1.31	0.02	0.37
Preferred	0.77	1.31	0.02	0.37
	0.77	1.31	0.02	0.37

21.4.	Distributions to shareholders

The General Shareholders Meeting held on April 26, 2018 amended provisions in the Company’s bylaws governing distribution to shareholders (dividends and interest on capital) on a quarterly basis. This distribution will be included in the Company’s minimum mandatory distribution for 2018 and will bear interest at Selic rate from the date of the payment to the end of the fiscal year.

The quarterly distribution of interest on capital is shown in the following table:

				Common		Preferred
Payment	Date of approval by Board of Directors	Ex-dividend date	Date of Payment	Amount	Amount per Share (Pre-tax) (R$)	Amount	Amount per Share (Pre-tax) (R$)	Total amount
1st payment of interest on capital	05.07.2018	05.21.2018	29.05.2018	372	0,05	280	0,05	652
2nd payment of interest on capital	08.02.2018	08.13.2018	-	372	0,05	280	0,05	652
				744	-	560	-	1,304

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

22.	Sales revenues
		Consolidated
	Apr-Jun/2018	Jan-Jun/2018	Apr-Jun/2017	Jan-Jun/2017
Gross sales	107,782	203,257	84,273	170,758
Sales taxes (*)	(23,387)	(44,401)	(17,277)	(35,397)
Sales revenues (**)	84,395	158,856	66,996	135,361
Diesel	25,436	45,654	19,138	38,345
Diesel subsidy	536	536	−	−
Automotive gasoline	14,963	28,269	13,032	26,769
Liquefied petroleum gas	4,040	7,789	2,932	5,563
Jet fuel	3,253	6,299	2,278	4,720
Naphtha	1,959	3,815	1,873	4,515
Fuel oil (including bunker fuel)	881	1,876	878	1,870
Other oil products	3,599	6,956	2,934	5,688
Subtotal oil products	54,667	101,194	43,065	87,470
Natural gas	4,782	8,961	4,115	7,506
Ethanol, nitrogen products and renewables	1,654	3,367	2,812	5,638
Breakage	467	1,221	−	−
Electricity	1,878	3,027	2,394	3,959
Services and others	620	1,613	666	1,353
Domestic market	64,068	119,383	53,052	105,926
Exports	14,353	27,882	9,869	21,446
Sales abroad (***)	5,974	11,591	4,075	7,989
Foreign market	20,327	39,473	13,944	29,435
Sales revenues (**)	84,395	158,856	66,996	135,361
(*) Includes, mainly, CIDE, PIS, COFINS and ICMS (VAT).
(**) Sales revenues by business segment are set out in note 27.
(***) Sales revenues from operations outside of Brazil, including trading and excluding exports.

In the first half of 2018 and 2017, there was no customer whose sales revenues totaled 10% or more of the Company’s sales revenues.

As set out in note 17.7, the revenue recognition of the diesel subsidy occurs when the diesel is sold and delivered to distributors. At June 30, 2018, the Company accounted for R$ 590 of sales before sales taxes (R$ 536 of sales revenues) relating to this subsidy.

The impacts of the adoption of IFRS 15 in the first half of 2018 are presented in note 4.

23.	Other income and expenses
		Consolidated
	Apr-Jun/2018	Jan-Jun/2018	Apr-Jun/2017	Jan-Jun/2017
Pension and medical benefits - retirees	(1,351)	(2,702)	(1,529)	(3,058)
Gains / (losses) related to legal, administrative and arbitration proceedings (*)	(1,636)	(2,908)	92	(1,163)
Unscheduled stoppages and pre-operating expenses	(997)	(1,772)	(1,224)	(2,583)
Gains / (losses) with commodities derivatives	(1,252)	(1,957)	−	−
Profit sharing	(649)	(1,100)	(20)	(298)
Institutional relations and cultural projects	(172)	(285)	(144)	(304)
Operating expenses with thermoelectric power plants	(90)	(172)	(83)	(158)
Health, safety and environment	(56)	(136)	(58)	(100)
Impairment (losses) / reversals	177	119	(228)	(207)
Voluntary Separation Incentive Plan - PIDV	11	(12)	394	669
Allowance for impairment of other receivables	(58)	(80)	(1,252)	(1,363)
Reclassification of cumulative translation adjustments - CTA	−	−	−	(116)
Gain on remeasurement of investment retained with loss of control	−	−	698	698
Amounts recovered from Lava Jato investigation	−	1	89	89
Ship/Take or Pay Agreements and related fines	65	78	676	956
Government grants	63	141	50	127
Expenses / Reimbursements from E&P partnership operations	286	467	372	662
Gains / (losses) on disposal/write-offs of assets (**)	(1,138)	2,123	5,808	5,685
Others	330	458	311	521
Total	(6,467)	(7,737)	3,952	57
(*) In 2018, it includes foreign exchange losses relating to the Class Action Settlement provision, in the amount of R$ 1,576.
(**) In 2018, it primarily comprises gains with divestments, as set out in note 9. In 2017, it includes returned areas and cancelled projects, as well as the divestment in NTS.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

24.	Costs and Expenses by nature
		Consolidated
	Apr-Jun/2018	Jan-Jun/2018	Apr-Jun/2017	Jan-Jun/2017
Materials, third-party services, freight, rent and other related costs	(18,761)	(35,274)	(14,649)	(26,482)
Raw material and products for resale	(18,845)	(33,298)	(15,461)	(28,077)
Depreciation, depletion and amortization	(10,963)	(22,020)	(10,382)	(21,148)
Production taxes	(10,933)	(18,917)	(5,549)	(11,884)
Employee compensation	(7,721)	(14,949)	(6,613)	(14,366)
(Losses) / Gains on legal, administrative and arbitration proceedings	(1,636)	(2,908)	92	(1,163)
Gains / (losses) with Commodities Derivatives	(1,252)	(1,957)	−	−
Unscheduled stoppages and pre-operating expenses	(997)	(1,772)	(1,224)	(2,583)
Other taxes (*)	(359)	(840)	(3,069)	(3,360)
Allowance for impairment of trade receivables	(1,040)	(1,483)	(1,464)	(1,458)
Institutional relations and cultural projects	(172)	(285)	(144)	(304)
Exploration expenditures written-off (includes dry wells and signature bonuses)	(206)	(232)	(300)	(324)
Health, safety and environment	(56)	(136)	(58)	(100)
Impairment (losses) / reversals	177	119	(228)	(207)
Reclassification of cumulative translation adjustment - CTA	−	−	−	(116)
Gain on remeasurement of investment retained with loss of control	−	−	698	698
Amounts recovered from Lava Jato investigation	−	1	89	89
Gains / (losses) on disposal/write-offs of assets (**)	(1,138)	2,123	5,808	5,685
Changes in inventories	6,173	7,453	448	(1,001)
Total	(67,729)	(124,375)	(52,006)	(106,101)

In the Statement of income
Cost of sales	(52,772)	(100,460)	(45,627)	(90,206)
Selling expenses	(4,748)	(8,876)	(3,889)	(6,279)
General and administrative expenses	(2,206)	(4,348)	(2,221)	(4,528)
Other taxes (*)	(359)	(840)	(3,069)	(3,360)
Exploration costs	(584)	(1,026)	(603)	(899)
Research and development expenses	(593)	(1,088)	(549)	(886)
Other income and expenses	(6,467)	(7,737)	3,952	57
Total	(67,729)	(124,375)	(52,006)	(106,101)

(*) In 2017, it includes effects of Brazilian federal settlement programs, in the amount of R$ 2,298.

(**) In 2018, it includes the gains with divestments, as set out in note 9.1. In 2017, it includes returned areas and cancelled projects, as well as the divestment in NTS.

25.	Net finance income (expense)
		Consolidated
	Apr-Jun/2018	Jan-Jun/2018	Apr-Jun/2017	Jan-Jun/2017
Debt interest and charges	(5,751)	(12,289)	(5,853)	(12,495)
Foreign exchange gains (losses) and indexation charges on net debt (*)	(1,817)	(5,056)	(3,759)	(6,851)
Income from investments and marketable securities (Government Bonds)	529	979	454	874
Financial result on net debt	(7,039)	(16,366)	(9,158)	(18,472)
Capitalized borrowing costs	1,770	3,383	1,548	3,080
Gains (losses) on derivatives	(636)	(285)	166	275
Interest income from marketable securities	(14)	5	8	7
Unwinding of discount on the provision for decommissioning costs	(597)	(1,191)	(608)	(1,211)
Other finance expenses and income, net (**)	3,310	3,611	(1,482)	(1,309)
Other foreign exchange gains (losses) and indexation charges, net	559	950	691	1,040
Net finance income (expenses)	(2,647)	(9,893)	(8,835)	(16,590)
Income	4,596	5,697	1,051	1,984
Expenses	(5,346)	(11,196)	(6,868)	(12,813)
Foreign exchange gains (losses) and indexation charges	(1,897)	(4,394)	(3,018)	(5,761)
Total	(2,647)	(9,893)	(8,835)	(16,590)
(*) It includes debt raised in Brazil (in Brazilian Real) indexed to the U.S. dollar.
(**) It includes R$2,068 related to eletricity sector as described in note 7.4.

26.	Supplemental information on statement of cash flows
	Consolidated
	Jan-Jun/2018	Jan-Jun/2017
Amounts paid/received during the period
Withholding income tax paid on behalf of third-parties	1,513	1,535

Capital expenditures and financing activities not involving cash
Purchase of property, plant and equipment on credit	152	167
Provision/(reversals) for decommissioning costs	86	96
Use of deferred tax and judicial deposit for the payment of contingency	26	980

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

27.	Segment information

The operating segment information is reported in the manner in which the Company’s senior management assesses business performance and makes decisions regarding investments and resource allocation.

Consolidated assets by operating segment - 06.30.2018
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total
Current assets	15,038	47,646	5,798	209	10,016	83,938	(18,390)	144,255
Non-current assets	480,684	127,220	53,971	441	9,945	34,419	(653)	706,027
Long-term receivables	28,834	11,591	6,008	11	3,299	31,286	(499)	80,530
Investments	4,591	4,661	2,867	146	−	22	−	12,287
Property, plant and equipment	442,331	110,305	44,165	284	5,901	2,652	(154)	605,484
Operating assets	318,923	96,336	34,826	270	5,126	1,712	(154)	457,039
Under construction	123,408	13,969	9,339	14	775	940	−	148,445
Intangible assets	4,928	663	931	−	745	459	−	7,726
Total Assets	495,722	174,866	59,769	650	19,961	118,357	(19,043)	850,282
Consolidated assets by operating segment - 12.31.2017
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total
Current assets	25,056	41,912	5,992	213	9,795	90,878	(17,937)	155,909
Non-current assets	453,344	127,015	55,391	413	10,451	30,676	(1,684)	675,606
Long-term receivables	25,206	11,014	7,924	12	3,553	24,772	(1,526)	70,955
Investments	4,727	4,937	2,747	108	16	19	−	12,554
Property, plant and equipment	418,421	110,488	43,767	293	6,158	5,388	(158)	584,357
Operating assets	302,308	96,652	34,999	280	5,300	4,320	(158)	443,701
Under construction	116,113	13,836	8,768	13	858	1,068	−	140,656
Intangible assets	4,990	576	953	−	724	497	−	7,740
Total Assets	478,400	168,927	61,383	626	20,246	121,554	(19,621)	831,515

Consolidated Statement of Income by operating segment - Apr-Jun/2018

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total
Sales revenues	48,250	65,431	10,398	214	24,674	−	(64,572)	84,395
Intersegments	46,363	14,693	3,005	201	310	−	(64,572)	−
Third parties	1,887	50,738	7,393	13	24,364	−	−	84,395
Cost of sales	(27,415)	(56,246)	(7,642)	(197)	(23,301)	−	62,029	(52,772)
Gross profit (loss)	20,835	9,185	2,756	17	1,373	−	(2,543)	31,623
Income (Expenses)	(3,297)	(1,953)	(2,144)	(18)	(1,104)	(6,404)	(37)	(14,957)
Selling	(72)	(1,472)	(1,847)	(2)	(805)	(527)	(23)	(4,748)
General and administrative	(206)	(346)	(110)	(19)	(210)	(1,313)	(2)	(2,206)
Exploration costs	(584)	−	−	−	−	−	−	(584)
Research and development	(423)	(9)	(20)	−	−	(141)	−	(593)
Other taxes	(28)	(125)	(50)	(4)	(16)	(136)	−	(359)
Other income and expenses	(1,984)	(1)	(117)	7	(73)	(4,287)	(12)	(6,467)
Net income (loss) before financial results and income taxes	17,538	7,232	612	(1)	269	(6,404)	(2,580)	16,666
Net finance income (expenses)	−	−	−	−	−	(2,647)	−	(2,647)
Results in equity-accounted investments	12	307	15	(27)	−	3	−	310
Net Income (loss) before income taxes	17,550	7,539	627	(28)	269	(9,048)	(2,580)	14,329
Income taxes	(5,963)	(2,459)	(208)	1	(92)	3,206	877	(4,638)
Net income (loss)	11,587	5,080	419	(27)	177	(5,842)	(1,703)	9,691
Net income (loss) attributable to:
Shareholders of Petrobras	11,592	5,259	271	(27)	122	(5,442)	(1,703)	10,072
Non-controlling interests	(5)	(179)	148	−	55	(400)	−	(381)
Net income (loss)	11,587	5,080	419	(27)	177	(5,842)	(1,703)	9,691

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income by operating segment - 06.30.2018
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total
Sales revenues	88,958	120,760	19,596	434	48,090	−	(118,982)	158,856
Intersegments	85,377	26,816	5,762	403	624	−	(118,982)	−
Third parties	3,581	93,944	13,834	31	47,466	−	−	158,856
Cost of sales	(51,503)	(105,403)	(13,475)	(404)	(45,146)	−	115,471	(100,460)
Gross profit (loss)	37,455	15,357	6,121	30	2,944	−	(3,511)	58,396
Income (Expenses)	(2,447)	(4,321)	(4,718)	(39)	(2,133)	(10,185)	(72)	(23,915)
Selling	(141)	(2,915)	(3,684)	(3)	(1,560)	(523)	(50)	(8,876)
General and administrative	(456)	(689)	(232)	(34)	(410)	(2,525)	(2)	(4,348)
Exploration costs	(1,026)	−	−	−	−	−	−	(1,026)
Research and development	(758)	(19)	(33)	−	(1)	(277)	−	(1,088)
Other taxes	(192)	(205)	(85)	(8)	(38)	(312)	−	(840)
Other income and expenses	126	(493)	(684)	6	(124)	(6,548)	(20)	(7,737)
Net income (loss) before financial results and income taxes	35,008	11,036	1,403	(9)	811	(10,185)	(3,583)	34,481
Net finance income (expenses)	−	−	−	−	−	(9,893)	−	(9,893)
Results in equity-accounted investments	13	747	90	(32)	−	3	−	821
Net Income (loss) before income taxes	35,021	11,783	1,493	(41)	811	(20,075)	(3,583)	25,409
Income taxes	(11,903)	(3,752)	(477)	3	(276)	6,593	1,219	(8,593)
Net income (loss)	23,118	8,031	1,016	(38)	535	(13,482)	(2,364)	16,816
Net income (loss) attributable to:
Shareholders of Petrobras	23,128	8,315	752	(38)	393	(13,153)	(2,364)	17,033
Non-controlling interests	(10)	(284)	264	−	142	(329)	−	(217)
Net income (loss)	23,118	8,031	1,016	(38)	535	(13,482)	(2,364)	16,816

Consolidated Statement of Income by operating segment - Apr-Jun/2017

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total
Sales revenues	31,804	51,301	9,268	154	20,327	−	(45,858)	66,996
Intersegments	30,674	12,340	2,365	146	333	−	(45,858)	−
Third parties	1,130	38,961	6,903	8	19,994	−	−	66,996
Cost of sales	(21,356)	(44,662)	(6,727)	(165)	(19,001)	−	46,284	(45,627)
Gross profit (loss)	10,448	6,639	2,541	(11)	1,326	−	426	21,369
Income (Expenses)	(3,315)	(1,997)	4,449	(19)	(967)	(4,583)	53	(6,379)
Selling	(108)	(1,290)	(1,754)	(1)	(808)	13	59	(3,889)
General and administrative	(237)	(358)	(115)	(19)	(214)	(1,277)	(1)	(2,221)
Exploration costs	(603)	−	−	−	−	−	−	(603)
Research and development	(377)	(9)	(22)	−	(1)	(140)	−	(549)
Other taxes	(66)	(56)	(617)	(4)	(18)	(2,308)	−	(3,069)
Other income and expenses	(1,924)	(284)	6,957	5	74	(871)	(5)	3,952
Net income (loss) before financial results and income taxes	7,133	4,642	6,990	(30)	359	(4,583)	479	14,990
Net finance income (expenses)	−	−	−	−	−	(8,835)	−	(8,835)
Results in equity-accounted investments	117	423	86	(8)	(1)	(2)	−	615
Net Income (loss) before income taxes	7,250	5,065	7,076	(38)	358	(13,420)	479	6,770
Income taxes	(2,425)	(1,578)	(2,376)	10	(123)	177	(163)	(6,478)
Net income (loss)	4,825	3,487	4,700	(28)	235	(13,243)	316	292
Net income (loss) attributable to:
Shareholders of Petrobras	4,871	3,470	4,603	(28)	235	(13,151)	316	316
Non-controlling interests	(46)	17	97	−	−	(92)	−	(24)
Net income (loss)	4,825	3,487	4,700	(28)	235	(13,243)	316	292

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income by operating segment - 06.30.2017
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total
Sales revenues	65,055	105,230	16,971	317	41,239	−	(93,451)	135,361
Intersegments	62,805	25,103	4,579	303	661	−	(93,451)	−
Third parties	2,250	80,127	12,392	14	40,578	−	−	135,361
Cost of sales	(42,786)	(91,213)	(11,987)	(343)	(38,370)	−	94,493	(90,206)
Gross profit	22,269	14,017	4,984	(26)	2,869	−	1,042	45,155
Expenses	(5,248)	(4,119)	3,561	(14)	(1,952)	(8,237)	114	(15,895)
Selling	(211)	(2,667)	(1,989)	(3)	(1,556)	20	127	(6,279)
General and administrative	(482)	(725)	(283)	(42)	(429)	(2,566)	(1)	(4,528)
Exploration costs	(899)	−	−	−	−	−	−	(899)
Research and development	(539)	(19)	(35)	−	(1)	(292)	−	(886)
Other taxes	(100)	(113)	(679)	(13)	(37)	(2,418)	−	(3,360)
Other income and expenses	(3,017)	(595)	6,547	44	71	(2,981)	(12)	57
Net income (loss) before financial results and income taxes	17,021	9,898	8,545	(40)	917	(8,237)	1,156	29,260
Net finance income (expenses)	−	−	−	−	−	(16,590)	−	(16,590)
Results in equity-accounted investments	151	966	175	(63)	(1)	(1)	−	1,227
Net Income (loss) before income taxes	17,172	10,864	8,720	(103)	916	(24,828)	1,156	13,897
Income taxes	(5,787)	(3,365)	(2,905)	13	(312)	3,951	(393)	(8,798)
Net income (loss)	11,385	7,499	5,815	(90)	604	(20,877)	763	5,099
Net income (loss) attributable to:
Shareholders of Petrobras	11,371	7,530	5,624	(90)	604	(21,037)	763	4,765
Non-controlling interests	14	(31)	191	−	−	160	−	334
Net income (loss)	11,385	7,499	5,815	(90)	604	(20,877)	763	5,099

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

28.	Provisions for legal proceedings
28.1.	Provisions for legal proceedings, judicial deposits and contingent liabilities

The Company recognizes provisions based on the best estimate of the costs of proceedings for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

•

Labor claims, in particular: (i) opt-out claims related to a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated; (ii) lawsuits relating to overtime pay and (iii) actions of outsourced employees;

•

Tax claims including: (i) claims relating to Brazilian federal tax credits applied that were disallowed; (ii) demands relating to the VAT (ICMS) tax collection on jet fuel sales and (iii) alleged misappropriation of VAT (ICMS) tax credits on import of platforms;

•

Civil claims relating to: (i) agreement to settle the Consolidated Securities Class Action before the United States District Court for the Southern District of New York; (ii) collection of royalties over the shale extraction; (iii) non-compliance with contractual terms relating to oil platform construction; (iv) compensation relating to an easement over a property; (v) collection of production taxes over natural gas production; (vi) penalties applied by ANP relating to measurement systems and (vii) claim for compensation.

Provisions for legal proceedings are set out as follows:

	Consolidated
Current and Non-current liabilities	06.30.2018	12.31.2017
Labor claims	4,456	4,513
Tax claims	4,381	4,065
Civil claims	16,536	14,362
Environmental claims	400	300
Other claims	1	1
Total	25,774	23,241
Current liabilities	12,398	7,463
Non-current liabilities	13,376	15,778

	Consolidated
	06.30.2018	12.31.2017
Opening Balance	23,241	11,052
Additions, net of reversals	1,000	12,726
Use of provision	(829)	(1,448)
Accruals and charges	2,025	909
Others	337	2
Closing Balance	25,774	23,241

In preparing its unaudited consolidated interim financial statements for the period ended June 30, 2018, the Company considered all available information concerning legal proceedings in which the Company is a defendant, in order to estimate the amounts of obligations and probability that outflows of resources will be required.

The main additions to the provision for legal proceedings in first half of 2018 were primarily attributable to unfavorable court rulings that changed the probabilities of outflows of resources relating to certain claims to probable, as well as changes in the assessment of civil claim for compensation. These additions were partially offset by reversal of provisions relating to the class action requiring a review of the RMNR following a favorable decision of the Brazilian Supreme Court, as set out in note 28.3.1. Indexation charges over the balance of provision also increased the balance of the provision at June 30, 2018, and the use of funds for amounts previously provisioned mainly relates to withholding income tax disbursed on the first installment of the class action settlement as shown in note 28.4.1.

28.2.	Judicial deposits

Judicial deposits made in connection with legal proceedings are set out in the table below according to the nature of the corresponding lawsuits:

	Consolidated
Non-current assets	06.30.2018	12.31.2017
Tax	14,486	10,922
Civil	3,086	2,947
Labor	4,349	3,998
Environmental	606	581
Others	18	17
Total	22,545	18,465

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	06.30.2018	12.31.2017
Opening Balance	18,465	13,032
Additions	3,725	5,155
Use	(246)	(441)
Accruals and charges	512	721
Others	89	(2)
Closing Balance	22,545	18,465

In the first half of 2018, the Company made judicial deposits in the amount of R$ 3,725 mainly resulting from an unfavorable decision issued by the Regional Federal Court of Rio de Janeiro (Tribunal Regional Federal – TRT/RJ) in October 2017, with respect to withholding income tax on remittances for payments of vessel charters occurred from 1999 to 2002, as well as judicial deposits related to tax claim alleging taxable income from foreign subsidiaries and associates located outside Brazil, as set out in note 28.3.

28.3.	Contingent liabilities

Contingent liabilities for which either the Company is unable to make a reliable estimate of the expected financial effect that might result from resolution of the proceeding, or a cash outflow is not probable, are not recognized as liabilities in the financial statements but are disclosed in the notes to the financial statements, unless the likelihood of any outflow of resources embodying economic benefits is considered remote.

The estimates of contingent liabilities for legal proceedings are indexed to inflation and updated by applicable interests. As of June 30, 2018, estimated contingent liabilities for which the possibility of loss is not considered remote are set out in the following table:

	Consolidated
Nature	06.30.2018	12.31.2017
Tax	131,715	129,466
Labor	30,508	23,825
Civil	35,940	31,825
Environmental	8,385	7,787
Total	206,548	192,903

A brief description of the nature of the main contingent liabilities (tax, civil, environmental and labor) is set out in the following table:

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Description of tax matters	Estimate
	06.30.2018	12.31.2017
Plaintiff: Secretariat of the Federal Revenue of Brazil

1) Withholding income tax (IRRF), Contribution of Intervention in the Economic Domain (CIDE), Social Integration Program (PIS) and Contribution to Social Security Financing (COFINS) on remittances for payments of vessel charters.

Current status: The legal argument about the incidence of withholding income tax (Imposto de Renda Retido na Fonte- IRRF) on remittances for payments of vessel charters, occurred from 1999 to 2002, involves the legality of the normative rule issued by the Federal Revenue of Brazil, which ensured no taxation over those remittances. The Company considers the likelihood of loss as possible, since there are decisions from Superior Courts favorable to the understanding of the Company, and will continue to defend its opinion.

The other claims, concerning CIDE and PIS/COFINS, involve lawsuits in different administrative and judicial stages, for which the Company understand there is a possible likelihood of loss, since there are legal predictions in line with the understanding of the Company.

	43,970	43,141
2) Income from foreign subsidiaries and associates located outside Brazil not included in the computation of taxable income (IRPJ and CSLL).
Current status: This argument involves lawsuits in different administrative and judicial stages. The Company considers the likelihood of loss as possible, since there are decisions from Superior Courts favorable to the understanding of the Company.	13,414	13,191
3) Requests to compensate federal taxes disallowed by the Brazilian Federal Tax Authority.
Current status: This claim involves lawsuits in different administrative and judicial stages.	11,862	11,977
4) Incidence of social security contributions over contingent bonuses paid to employees.
Current status: Awaiting the hearing of an appeal at the administrative and judicial levels.	5,165	5,097

5) Collection of Contribution of Intervention in the Economic Domain (CIDE) on transactions with fuel retailers and service stations protected by judicial injunctions determining that fuel sales were made without gross-up of such tax.

Current status: This claim involves lawsuits in judicial stages.	2,252	2,224
6) Deduction from the basis of calculation of taxable income (income tax - IRPJ and social contribution - CSLL) of several expenses related to employee benefits.

Current status: The court ruled on this matter in the second quarter of 2017 granting the deduction of these expenses from the taxable profit computation, but limited it to 20% of the payroll and compensation of key management participants in the plan. In 2017, after assessing the fundamentals of this court ruling, the Company considered as probable the likelihood of outflow of resources with respect to the portion of the deduction that exceeds the 20% limit, and as remote the portion within the 20% limit.

The other claims of this item, which have different legal basis, remain with their likelihood of loss as possible and are in different administrative and judicial stages.

	2,062	2,028
Plaintiff: State of São Paulo Finance Department

7) Deferral of payment of VAT (ICMS) taxes on B100 Biodiesel sales and the charge of a 7% VAT rate on B100 on Biodiesel interstate sales, including states in the Midwest, North and Northeast regions of Brazil and the State of Espírito Santo.

Current status: This claim involves lawsuits at administrative level.	2,984	2,933
8) Charge of VAT (ICMS), as a result of the temporary admission being unauthorized, since the customs clearance regarding the import of the rig has been done in Rio de Janeiro instead of São Paulo.
Current status: This claim involves lawsuits in judicial stages.	2,545	2,518
Plaintiff: States of RJ, BA and AL Finance Departments
9) VAT (ICMS) on dispatch of liquid natural gas (LNG) and C5+ (tax document not accepted by the tax authority), as well as challenges on the rights to this VAT tax credit.
Current status: This claim involves lawsuits in different administrative and judicial stages.	4,594	4,519
Plaintiff: Municipal governments of the cities of Anchieta, Aracruz, Guarapari, Itapemirim, Marataízes, Linhares, Vila Velha and Vitória

10) Alleged failure to withhold and pay tax on services provided offshore (ISSQN) in favor of some municipalities in the State of Espírito Santo, under the allegation that the service was performed in their "respective coastal waters".

Current status: This claim involves lawsuits in different administrative and judicial stages.	4,258	4,050
Plaintiff: States of RJ, SP, PR, RO and MG Finance Departments
11) Additional VAT (ICMS) due to differences in rates on jet fuel sales to airlines in the domestic market, among other questions relating to the use of tax benefits.
Current status: This claim involves lawsuits in administrative and judicial stages.	3,667	3,595
Plaintiff: States of RJ, AL, AM, PA, BA, GO, MA, SP and PE Finance Departments
12) Alleged failure to write-down VAT (ICMS) credits related to zero tax rated or non-taxable sales made by the Company and its customers.
Current status: This claim involves lawsuits in different administrative and judicial stages.	3,563	3,404
Plaintiff: States of RJ, SP, ES, BA, PE, MG, RS, AL and SE Finance Departments
13) Misappropriation of VAT tax credit (ICMS) that, per the tax authorities, are not related to property, plant and equipment.
Current status: This claim involves lawsuits in different administrative and judicial stages.	3,266	3,287
Plaintiff: States of PR, AM, BA, ES, PA, PE, SP and PB Finance Departments
14) Incidence of VAT (ICMS) over alleged differences in the control of physical and fiscal inventories.
Current status: This claim involves lawsuits at different administrative and judicial levels.	3,346	3,227
Plaintiff: States of SP, RS and SC Finance Departments
15) Collection of VAT (ICMS) related to natural gas imports from Bolivia, alleging that these states were the final destination (consumers) of the imported gas.
Current status: This claim involves lawsuits in different administrative and judicial stages, as well as three civil lawsuits in the Federal Supreme Court.	2,843	2,817
Plaintiff: States of SP, CE, PB, RJ, BA, PA and AL Finance Departments
16) VAT (ICMS) and VAT credits on internal consumption of bunker fuel and marine diesel, destined to chartered vessels.
Current status: This claim involves several tax notices from the states in different administrative and judicial stages.	1,949	1,912
Plaintiff: States of RJ, SP, SE and BA Finance Departments
17) Misappropriation of VAT tax credit (ICMS) on the acquisitions of goods that, per the tax authorities, are not related to property, plant and equipment.
Current status: This claim involves lawsuits in different administrative and judicial stages.	1,759	1,696
Plaintiff: States of AM, BA, RS and RJ Finance Departments
18) Disagreement about the basis of calculation of VAT (ICMS) on interstate sales and transfers between different stores from the same contributor.
Current status: This claim involves lawsuits in different administrative and judicial stages.	1,502	1,481
Plaintiff: States of GO, PA, RJ, RR, SC, SP and TO.

19)  Charge of VAT (ICMS) on remittance and symbolic return of jet fuel to retail establishment which, in the understanding of the tax authority, should have retention and collection of the ICMS for the subsequent operations, since it is considered a remittance to a retail taxpayer established in the State.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Current status: This claim involves lawsuits in different administrative and judicial stages.	1,478	1,376
Plaintiff: State of Pernambuco Finance Department

20) Alleged incorrect application of VAT (ICMS) tax base with respect to interstate sales of natural gas transport through city-gates in the State of Pernambuco destined to the distributors in that State. The Finance Department of the State of Pernambuco understands that activity as being an industrial activity which could not be characterized as an interstate sale transaction (considering that the Company has facilities located in Pernambuco), and consequently charging the difference on the tax levied on the sale and transfer transactions.

Current status: This claim involves lawsuits in judicial stages.	1,134	1,108
Plaintiff: States of MG, MT, GO, RJ, PA, CE, BA, PR, SE, AL, RN, SP and PR Finance Departments
21) Misappropriation of VAT tax credit (ICMS) on the acquisitions of goods that, per the tax authorities, are not related to inventories.
Current status: This claim involves lawsuits in different administrative and judicial stages.	1,164	941
22) Other tax matters	12,938	12,944
Total for tax matters	131,715	129,466

Description of labor matters	Estimate
	06.30.2018	12.31.2017
Plaintiff: Sindipetro of ES, RJ, BA, MG, SP, PE, PB, RN, CE, PI, PR and SC.
1) Class actions requiring a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated.

Current status: The Superior Labor Court (Tribunal Superior do Trabalho - TST) denied the special appeal filed by the Company.  Considering the arguments established at the trial session of the court, the Company adjusted the contingent liability according to its best estimate. The Company filed an injunction with the Superior Federal Court (Superior Tribunal Federal - STF) and obtained a favorable decision suspending all cases at national level, changing the likelihood of loss from probable to possible in some actions . The company awaits the release of the judgment to plan the next steps and considers that the decision of TST and the suspension at STF do not modify the assessment of the fundamentals of the case.

	21,665	14,940
Plaintiff: Sindipetro of Norte Fluminense – SINDIPETRO/NF

2) The plaintiff claims Petrobras failed to pay overtime for standby work exceeding 12-hours per day. It also demands that the Company respects a 12-hour limit of standby work per workday, as well as an 11-hour period for rest between workdays, subject to a daily fine.

Current status: Awaiting the Superior Labor Court to judge appeals filed by the plaintiff.	1,324	1,286
3) Other labor matters	7,519	7,599
Total for labor matters	30,508	23,825

Description of civil matters	Estimate
	06.30.2018	12.31.2017
Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP

1) Proceedings challenging an ANP order requiring Petrobras to unite Lula and Cernambi fields on the BM-S-11 joint venture; to unite Baúna and Piracicaba fields; to unite Tartaruga Verde and Mestiça fields; and to unite Baleia Anã, Baleia Azul, Baleia Franca, Cachalote, Caxaréu, Jubarte and Pirambu, in the Parque das Baleias complex, which would cause changes in the payment of special participation charges.

Current status: This list involves claims that are disputed in court and in arbitration proceedings, as follows:

a) Lula and Cernanbi: the Company has made judicial deposits for the alleged differences resulting from the special participation. However, with the reversal of the favorable injunction, the arbitration is stayed and currently the payment of these alleged differences have been made directly to ANP, until a final judicial decision is handed down.

b) Baúna and Piracicaba: the Court reassessed previous decision that disallowed judicial deposits, therefore the Company is currently depositing the controversial amounts. The arbitration is stayed.

c) Tartaruga Verde and Mestiça: The Company has authorization to make the judicial deposits relating to these fields. The Regional Federal Court of the Second Region has the opinion that the Chamber of Arbitration has jurisdiction on this claim and the arbitration is ongoing.

d) Parque das Baleias complex: the Superior Court of Justice (STJ) ruled that is the Chamber of Arbitration which has the responsibility to determine if the claim should be arbitrated or not. The Judiciary stated decisions allowing the continuation of the arbitration. Therefore, the Chamber of Arbitration disallowed ANP to charge for special participation, establishing that Petrobras should provide collateral on the debt to be negotiated with ANP.

	10,008	8,711

2) Administrative proceedings challenging an ANP order requiring Petrobras to pay additional special participation fees and royalties (production taxes) with respect to several fields. It also includes contention about fines imposed by ANP due to alleged failure to comply with the minimum exploration activities program, as well as alleged irregularities relating to compliance with oil and gas industry regulation.

Current status: The claims involve lawsuits in different administrative and judicial stages. In December 2017, one claim relating to Lula field had the probability of loss considered as remote, following a favorable decision in administrative stage. In March 2018, the tax deficiency notice issued was finally cancelled, nulling the possibility of loss.	5,968	5,410
Plaintiff: Several plaintiffs in Brazil and EIG Management Company in USA
3) Arbitration in Brazil and lawsuit in the USA regarding Sete Brasil.

Current status: The lawsuit brought by EIG and its affiliates alleges that the Company has committed fraud by inducing the claimants to invest in "Sete" through communications that would have omitted an alleged corruption scheme involving Petrobras and "Sete" . The U.S. District Court for the District of Columbia upheld in part Petrobras’ preliminary defense (motion to dismiss). Petrobras appealed from the part of the court decision with respect to which Petrobras’ preliminary defense was denied. On January 19, 2018, oral argument on the appeal was held before the U.S. Court of Appeals for the District of Columbia Circuit. On July 3, 2018, a panel of the Court of Appeals rendered a decision, by a majority, rejecting Petrobras’ appeal. This ruling did not discuss the merits of EIG’s allegations and examined only whether the US had jurisdiction over the case. On August 2, 2018, Petrobras presented a petition for panel rehearing or rehearing en banc related to that decision.

	7,579	7,036
Plaintiff: Vantage Deepwater Company and Vantage Deepwater Drilling Inc.
4) Arbitration in the United States for unilateral termination of the drilling service contract tied to ship-probe Titanium Explorer.

Current status: An unfavorable decision was rendered on July 7, 2018. The Arbitral Tribunal formed by three arbitrators decided by a majority vote that Vantage is entitled to receive US$ 622 million in compensation for early termination of the contract related to the drilling service provided by the Titanium Explorer drilling rig, and for services already billed. Petrobras will challenge the arbitral award, arguing that it has been denied the fundamental safeguards of impartiality and due process, as expressed by the dissenting arbitrator. Therefore, the Company understands that the likelihood of loss remains possible, thus no provision was recognized for the moment.

	2,495	1,323
5) Other civil matters	9,890	9,345
Total for civil matters	35,940	31,825

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Description of environmental matters	Estimate
	06.30.2018	12.31.2017

Plaintiff: Ministério Público Federal, Ministério Público Estadual do Paraná, AMAR - Associação de Defesa do Meio Ambiente de Araucária, IAP - Instituto Ambiental do Paraná and IBAMA - Instituto Brasileiro de Meio Ambiente e Recursos Naturais Renováveis.

1) Legal proceeding related to specific performance obligations, indemnification and compensation for damages related to an environmental accident that occurred in the State of Paraná on July 16, 2000.

Current status: The court partially ruled in favor of the plaintiff. However, both parties (the plaintiff and the Company) filed an appeal.	3,315	3,115
Plaintiff: Instituto Brasileiro de Meio Ambiente - IBAMA and Ministério Público Federal

2) Administrative proceedings arising from environmental fines related to exploration and production operations (Upstream) contested because of disagreement over the interpretation and application of standards by IBAMA, as well as a public civil action filed by the Ministério Público Federal for alleged environmental damage due to the accidental sinking of P-36 Platform.

Current status: A number of defense trials and the administrative appeal regarding the fines are pending, and others are under judicial discussion. With respect to the civil action, the Company appealed the ruling that was unfavorable in the lower court and monitors the use of the procedure that will be judged by the Regional Federal Court.	1,481	1,469
3) Other environmental matters	3,589	3,203
	8,385	7,787

28.4.	Class action and related proceedings
28.4.1.	Class action and related proceedings in the USA

Between December 8, 2014 and January 7, 2015, five putative securities class action complaints were filed against the Company, Petrobras International Finance Company S.A. (“PifCo”), Petrobras Global Finance B.V. (“PGF,” and collectively with the Company and PifCo, the “Petrobras Defendants”), certain underwriters of debt securities (the “Underwriter Defendants”), among other defendants (the “Defendants”), in the United States District Court for the Southern District of New York (“SDNY” or the “District Court”). These actions were consolidated on February 17, 2015 (the “Consolidated Securities Class Action” or “Class Action”). The Court appointed a lead plaintiff, Universities Superannuation Scheme Limited (“USS”), on March 4, 2015.

In sum and substance, the complaints in the Consolidated Securities Class Action asserted claims under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Securities Act of 1933, as amended (the “Securities Act”), alleging that in the Company’s press releases, filings with the U.S. Securities and Exchange Commission (the “SEC”) and other communications, the Company made materially false and misleading statements and omissions regarding the value of its assets, the amounts of the Company’s expenses and net income, the effectiveness of the Company’s internal controls over financial reporting, and the Company’s anti-corruption policies, due to the alleged corruption purportedly committed in connection with certain contracts, which allegedly artificially inflated the market value of the Company’s securities.

In addition to the Consolidated Securities Class Action, 33 lawsuits were filed by individual investors before the same judge in the SDNY, and one was filed in the United States District Court for the Eastern District of Pennsylvania (collectively, the “Individual Actions”), consisting of allegations similar to those in the Consolidated Securities Class Action.

Between August 2015 and December 2015, the Company and certain other defendants made motions to dismiss the complaints and amended complaints in the Consolidated Securities Class Action and certain of the Individual Actions. Certain, but not all, of the claims were definitively dismissed and others were dismissed but with leave to re-plead. Thus, the actions continued against the Company and other defendants with respect to certain claims. Following the motion to dismiss stage, the complaint that was then considered operative for the subsequent proceedings in the Class Action was the fourth consolidated amended complaint (“FAC”) filed on November 30, 2015 by plaintiff USS, Employees’ Retirement System of the State of Hawaii (“Hawaii”), North Carolina Department of State Treasurer (“North Carolina”) (collectively, “Class Plaintiffs”), and one other plaintiff whose claims were later dismissed.

The judge scheduled a consolidated trial for the Class Action and the Individual Actions to begin on September 19, 2016, except that the judge ordered that any Individual Actions filed in the SDNY after December 31, 2015 would be stayed in all respects until after the completion of the trial. Six of the Individual Actions have been stayed as a result of this order.

On February 2, 2016, the judge granted Class Plaintiffs’ motion for class certification, certifying a class under the Securities Act represented by Hawaii and North Carolina (the “Securities Act Class”) and a class under the Exchange Act represented by USS (the “Exchange Act Class”). The Securities Act Class was defined, in relevant part, as all purchasers who purchased or otherwise acquired debt securities issued by Petrobras, PifCo, and/or PGF, in domestic transactions, directly in, pursuant and/or traceable to public offerings on May 15, 2013 and March 11, 2014, and were damaged thereby. The Exchange Act Class was defined, in relevant part, as all purchasers who, between January 22, 2010 and July 28, 2015, purchased or otherwise acquired Petrobras securities, including debt securities issued by PifCo and/or PGF on the New York Stock Exchange or pursuant to other domestic transactions, and were damaged thereby.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

On June 15, 2016, the United States Court of Appeals for the Second Circuit (“Second Circuit”) granted the Petrobras Defendants’ (and other defendants’) motion requesting interlocutory appellate review of the District Court’s class certification of the Class Action. The Petrobras Defendants (and other defendants) moved in District Court for a stay of all District Court proceedings, which the district judge denied on June 24, 2016 and, on June 27, 2016, the parties filed motions for summary judgment. The Petrobras Defendants (and other defendants)then moved in the Second Circuit for a stay of all District Court proceedings. On August 2, 2016, the Second Circuit granted the motion to stay all District Court proceedings during the pendency of the appeal.

Between on or about October 21, 2016 and September 13, 2017, Petrobras’ board of directors approved agreements to settle 21 of the Individual Actions (the “Settled Individual Actions”), leaving 13 remaining pending Individual Actions (six of which had been stayed since filed) (the “Pending Individual Actions”). The terms of the settlements for the Settled Individual Actions are confidential and Petrobras denies all allegations of wrongdoing. The settlements are aimed at eliminating the uncertainties, burdens and expense of ongoing litigation.

Based on the settlements reached in the Settled Individual Actions and advanced stages of negotiations in certain other Pending Individual Actions, the Company charged R$ 1,476 to the statement of income as other income and expenses (R$ 261 in 2017 and R$ 1,215 in 2016).

On July 7, 2017, the Second Circuit vacated, in part, the class certification decision in the Class Action and remanded the case to the District Court for further proceedings.

The Second Circuit partially granted the appeal by the Petrobras Defendants (and other defendants), reversing some aspects of the District Court’s ruling and affirming others. Among other issues, the Second Circuit ruled that the district judge failed to consider whether the question of whether the transactions occurred in the United States could be determined through a common set of evidence, and whether, if not, common issues would predominate over individual ones. The effect of the Second Circuit’s decision was to vacate the classes certified by the District Court pending additional proceedings in the District Court on remand.

On July 21, 2017, the Petrobras Defendants (and other defendants) filed a request for panel rehearing or en banc rehearing with the Second Circuit regarding portions of the Second Circuit’s decision affirming the District Court’s order, which was denied on August 24, 2017.

On November 1, 2017, the Petrobras Defendants (and other defendants) filed a petition for writ of certiorari in the United States Supreme Court appealing the Second Circuit’s decision. On November 3, 2017, the Second Circuit granted the Company’s unopposed motion to stay the mandate, which was filed by Petrobras on August 30, 2017.

At the end of December 2017, the Company signed an agreement in principle to settle the Consolidated Securities Class Action, which was subject to court approval (the “Class Action Settlement”).

The Class Action Settlement was intended to resolve all pending and prospective claims by purchasers of Petrobras securities in the United States and by purchasers of Petrobras securities that are listed for trading or that clear or settle through the Depository Trust Company in the United States. Under the Class Action Agreement, the parties agreed to the certification, for settlement purposes only, of a new class defined as all persons who (i) during the time Period between January 22, 2010 and July 28, 2015, inclusive (the “Class Period”), purchased or otherwise acquired Petrobras Securities, including debt securities issued by PifCo and/or PGF, on the New York Stock Exchange or pursuant to other Covered Transactions; and/or (ii) purchased or otherwise acquired debt securities issued by Petrobras, PifCo, and/or PGF, in Covered Transactions, directly in, pursuant and/or traceable to a May 13, 2013 public offering registered in the United States and/or a March 10, 2014 public offering registered in the United States before Petrobras made available to its security holders an earnings statement covering a period of at least twelve months beginning after the effective date of the offerings (i.e. before August 11, 2014 in the case of the May 13, 2013 public offering and before May 15, 2015 in the case of the March 10, 2014 public offering). Covered Transactions is defined to mean (i) any transaction in a Petrobras Security listed for trading on the New York Stock Exchange (“NYSE”); (ii) any transaction in a Petrobras Security that cleared or settled through the Depository Trust Company’s book-entry system; or (iii) any transaction in a Petrobras Security that otherwise qualifies as “domestic” under the Supreme Court’s decision in Morrison v. National Australia Bank, 561 U.S. 247 (2010). Excluded from the definition of Covered Transaction are purchases of any Petrobras Security on the Brazilian Stock Exchange (B3).

The Class Action Settlement eliminates the risk of an adverse judgment which, as Petrobras has previously reported, could have a material adverse effect on the Company and its financial situation, and puts an end to the uncertainties, burdens and costs of protracted litigation.

Under the Class Action Settlement, Petrobras (together with its subsidiary PGF) has agreed to pay US$ 2,950 million (R$ 9,759) to resolve claims in two installments of US$ 983 million (R$ 3,252) and a further installment of US$ 984 million (R$ 3,255). Accordingly, the Company charged R$ 11,198 to its statement of income for the last quarter of 2017 as other income and expenses, taking into account the gross up of tax related to the Petrobras’s portion of the settlement. On March 1, 2018, Petrobras and PGF disbursed the first installment into an escrow account designated by the lead plaintiff and accounted it for as other current assets. The second installment was deposited on July 2, 2018, 10 days after the final approval of the Class Action Settlement. Foreign exchange losses on the provision amounted to R$ 1,576 at June 30, 2018 and were accounted for as other income and expenses. The third installment will be paid by January 15, 2019.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

On January 16, 2018, United States Supreme Court granted a joint motion to defer consideration of Petrobras’ petition for a writ of certiorari, pending final approval of the Class Action Settlement.

The Class Action Settlement was submitted to the District Court for preliminary approval. On February 23, 2018, the District Court held a hearing on preliminary approval of the settlement, and subsequently granted preliminary approval on February 28, 2018. Notice was provided to potential class members who had the opportunity to opt out or not of the settlement and raise any objections to the District Court.

After the notice and objection period, the District Court conducted a hearing on June 4, 2018 to determine whether to grant final approval of the Class Action Settlement and a decision was rendered on June 22, 2018, which granted final approval of the agreement and rejected the challenges raised by the objectors. Certain objectors have appealed the District Court’s final approval decision.  In the event that a higher court annuls the agreement, or if the agreement does not become final for other reasons, the Company will return to its position prior to the Class Action Settlement and, depending on the outcome of the subsequent litigation, the Company might be required to pay substantial amounts, which could have a material adverse effect on the Company’s financial condition, its consolidated results of operations or its consolidated cash flows for an individual reporting period.

Individuals are seeking measures against Petrobras in Brazil to annul and/or suspend the Class Action Settlement. No adverse action has been taken to date against the settlement.

With respect to the thirteen outstanding Individual Actions, only two plaintiffs exercised the option of being excluded from the Collective Action Agreement. The actions of the two plaintiffs who chose not to join the Class Action will continue.

The remaining Pending Individual Actions involve highly complex issues that are subject to substantial uncertainties and depend on a number of factors such as the novelty of the legal theories, the information produced in discovery, the timing of court decisions, rulings by the court on key issues, and analysis by retained experts. Except as set forth above, the Company is unable to make a reliable estimate of eventual loss, if any, arising from Pending Individual Actions that did opt out of the Class Action Agreement.

The Company intends to defend these actions vigorously.

28.4.2.	Class action in the Netherlands

On January 23, 2017, the Stichting Petrobras Compensation Foundation (“Foundation”) filed a class action before the district court in Rotterdam, in the Netherlands, against Petrobras and its subsidiaries Petrobras International Braspetro B.V. (PIBBV) and Petrobras Global Finance B.V. (PGF); joint venture Petrobras Oil & Gas B.V. (PO&G), and some former managers of Petrobras.

This Foundation allegedly represents an unidentified group of investors and demands judicial remedies for alleged damages caused to investors who purchased securities issued by Petrobras and PGF outside the United States, before July 28, 2015, due to alleged illegal acts. The Foundation also alleges financial losses are connected to the facts uncovered by the Lava-Jato investigation and to purported false and misleading financial information released by the Company.

Petrobras, PGF, PIBBV and PO&G filed their first response to the claim on May 3, 2017 (first docket date), presenting the law firms that will defend these companies and requesting a hearing to discuss some aspects of the case.

On August 23, 2017, a hearing was held at the District Court in Rotterdam to establish the timeframe for proceedings. Petrobras (and other defendants) presented preliminary defenses on November 29, 2017 and the Foundation presented its response on March 28, 2018. On June 28, 2018, a hearing was held for the parties to present oral arguments. The Court informed that will issue judgment - which can either be an interim or a final judgment - on these preliminary issues on September 19, 2018. If the case is not dismissed or stayed by that judgment, the parties and the court will discuss the further course of the proceedings on the basis of a skeleton of Petrobras' defense by the end of 2018.

This class action involves complex issues that are subject to substantial uncertainties and depend on a number of factors such as the legitimacy of the Foundation as the plaintiffs' attorney, the applicable rules to this complaint, the information produced in discovery, analysis by experts, the timing of court decisions and rulings by the court on key issues. Currently, it is not possible to determine if the Company will be responsible for the payment of compensation as a result of this action as this assessment depends on the outcome of these complex issues. Moreover, it is uncertain which investors are able to file complaints related to this matter against the Company.

In addition, the claims asserted are broad, span a multi-year period and involve a wide range of activities, and, at the current stage, the impacts of such claims are highly uncertain. The uncertainties inherent in all such matters affect the amount and timing of the ultimate resolution of these actions. As a result, the Company is unable to make a reliable estimate of eventual loss arising from this action. The Company is victim of the corruption scheme uncovered by the Lava-Jato investigation and aims to present and prove this condition before the Netherlands Authorities.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

The uncertainties inherent in all such matters do not enable the Company to identify possible risks related to this action. Compensation for the alleged damages will only be determined by court rulings on complaints to be filed by individual investors, unless agreements to settle Opt-out Claims occur. The Foundation is not able to demand compensation for damages.

Petrobras and its subsidiaries deny the allegations presented by the Foundation and intend to defend themselves vigorously.

28.4.3.	Other Related Investor Claims

Petrobras is also currently a party to arbitration and judicial proceedings in Brazil, all of which are currently in their initial stages. In each case, the proceedings were brought by investors that purchased Petrobras’ shares traded in Brazilian Stock Exchange (B3), alleging damages caused by facts uncovered in the Lava Jato Operation.

29.	Collateral for crude oil exploration concession agreements

The Company has granted collateral to the Brazilian Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP) in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of R$ 7,471 of which R$ 3,220 were still in force as of June 30, 2018, net of commitments undertaken. The collateral comprises crude oil from previously identified producing fields, pledged as collateral, amounting to R$ 2,706 and bank guarantees of R$ 514.

30.	Risk management

The Company is exposed to a variety of risks arising from its operations, including price risk (related to crude oil and oil products prices), foreign exchange rates risk, interest rates risk, credit risk and liquidity risk. Corporate risk management is part of the Company’s commitment to act ethically and comply with the legal and regulatory requirements of the countries where it operates. To manage market and financial risks the Company prefers structuring measures through adequate capital and leverage management. The Company takes account of risks in its business decisions and manages any such risk in an integrated manner in order to enjoy the benefits of diversification.

A summary of the positions of the derivative financial instruments held by the Company and recognized in other current assets and liabilities as of June 30, 2018, as well as the amounts recognized in the statement of income and other comprehensive income and the guarantees given is set out as follows:

	Statement of Financial Position
	Notional value		Fair value Asset Position (Liability)		Maturity
	06.30.2018	12.31.2017	06.30.2018	12.31.2017
Derivatives not designated for hedge accounting
Future contracts - total (*)	(6,227)	(15,561)	(136)	(323)
Long position/Crude oil and oil products	45,212	43,862	−	−	2018
Short position/Crude oil and oil products	(51,439)	(59,423)	−	−	2018
OTC Options(*)
Put/Crude oil and oil products	128,000	−	16	−	2018
Forward contracts - total
Long position/Foreign currency forwards (BRL/USD) (**)	US$ 62	US$ 55	5	1	2018
Short position/Foreign currency forwards (BRL/USD) (**)	US$ 89	US$ 78	(14)	(1)	2018
Long position/Foreign currency forwards (EUR/USD) (**)	EUR 2.700	−	(9)	−	2019
Swap
Foreign currency / Cross-currency Swap (**)	GBP 700	GBP 700	374	305	2026
Foreign currency / Cross-currency Swap (**)	GBP 600	GBP 600	(81)	41	2034
Total recognized in the Statement of Financial Position			155	23
(*) Notional value in thousands of bbl.
(**) Amounts in US$, GBP and EUR are presented in million.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

		Gains/(losses) recognized in the statement of income (*)				Gains/(losses) recognized in the Shareholders’ Equity (**)
	2018		2017		2018		2017
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Commodity derivatives	(1,252)	(1,957)	140	252	−	−	−	−
Foreign currency derivatives	(636)	(285)	29	31	−	−	−	−
Interest rate derivatives	−	−	(3)	(8)	−	−	(1)	1
	(1,888)	(2,242)	166	275	−	−	(1)	1
Cash flow hedge on exports (***)	(2,846)	(5,507)	(2,371)	(4,806)	(27,743)	(26,181)	(5,370)	2,524
Total	(4,734)	(7,749)	(2,205)	(4,531)	(27,743)	(26,181)	(5,371)	2,525
(*) Amounts recognized in finance income in the period.
(**) Amounts recognized as other comprehensive income in the period.
(***) Using non-derivative financial instruments as designated hedging instruments, as set out in note 30.2.

	Guarantees given as collateral
	06.30.2018	12.31.2017
Commodity derivatives	278	679
Foreign currency derivatives	(734)	(166)
Total	(456)	513

A sensitivity analysis of the derivative financial instruments for the different types of market risks as of June 30, 2018 is set out following:

		Consolidated
Financial Instruments	Risk	Probable Scenario (*)	Reasonably possible scenario (*)	Remote Scenario (*)
Derivatives not designated for hedge accounting
Future contracts	Crude oil and oil products - price changes	−	(512)	(1,023)
Forward contracts	Foreign currency - depreciation BRL x USD	(1)	25	51
Options	Crude oil and oil products - price changes	−	(15)	(16)
		(1)	(502)	(988)

(*) The probable scenario was computed based on the following risks: oil and oil products prices: fair value on June 30, 2018 / R$ x U.S. Dollar - a 1.4% appreciation of the Real. Source: Focus and Bloomberg. Reasonably possible and remote scenarios consider 25% and 50% deterioration in the associated risk variables, respectively.

30.1.	Risk management of crude oil and oil products prices

Petrobras does not regularly use derivative instruments to hedge exposures to commodity price cycles related to products purchased and sold to fulfill operational needs. However, derivatives may be used in specific circumstances depending on business environment analysis and assessment of whether the Business and Management targets are being met.

Accordingly, Petrobras executed a hedge strategy for part of its oil production foreseen for 2018. The transaction was carried out during February and March, in a volume equivalent to 128 million barrels of oil. Over-the-Counter Put Options (OTC Put Options) were purchased with an average cost of US$ 3.48 per barrel and an average strike price of US $ 65 / barrel . These options will expire at the end of 2018.

This transaction aims to hedge a portion of the cash flow from operating activities for 2018, guaranteeing a minimum price level for the volume under this transaction without limiting the sales price if the average Brent price in the year exceeds the reference value, thereby protecting the Company in case of oil prices downturn while enabling to take advantage of higher prices. The goal is to reduce negative impacts on the Company's cash generation in the most adverse price scenarios, increasing the confidence on the strategy of reducing its leverage.

In the first half of 2018, the Company accounted for a R$ 1,450 loss as other income and expenses within corporate business segments due to a decrease in the fair value of these put options driven by the increase in the commodity price in the international market (R$ 550 in the first quarter and R$ 900 in the second quarter).

30.2.	Foreign exchange risk management

The Company’s Risk Management Policy provides for, as an assumption, an integrated risk management extensive to the whole corporation, pursuing the benefit from the diversification of its businesses.

By managing its foreign exchange risk, the Company takes into account the group of cash flows derived from its operations. This concept is especially applicable to the risk relating to the exposure of the Brazilian Real against the U.S. dollar, in which future cash flows in U.S. dollar, as well as cash flows in Brazilian Real affected by the fluctuation between both currencies, such as cash flows derived from diesel and gasoline sales in the domestic market, are assessed in an integrated manner.

Accordingly, the financial risk management mainly involves structured actions encompassing the business of the Company.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Changes in the Real/U.S. dollar spot rate, as well as foreign exchange variation of the Real against other foreign currencies, may affect net income and the statement of financial position due to the exposures in foreign currencies, such as:

•	High probable future transactions;
•	Monetary items; and
•	Firm commitments

The Company seeks to mitigate the effect of potential variations in the Real/U.S. dollar spot rates mainly raising funds denominated in US dollars, aiming at reducing the net exposure between obligations and receipts in this currency, representing a form of structural protection that takes into account criteria of liquidity and cost competitiveness.

Foreign exchange variation on future exports denominated in U.S. Dollar in a given period are efficiently hedged by the US dollar debt portfolio taking into account changes in such portfolio over time.

The foreign exchange risk management strategy may involve the use of derivative financial instruments to hedge certain liabilities, mitigating foreign exchange rate risk exposure, especially when the Company is exposed to a foreign currency in which no cash inflows are expected, for example, Pound Sterling.

In the short-term, the foreign exchange risk is managed by applying resources in cash or cash equivalent denominated in Brazilian Real, U.S. Dollar or in another currency.

a)	Cash Flow Hedge involving the Company’s future exports

Considering the natural hedge and the risk management strategy, the Company designates hedging relationships to account for the effects of the existing hedge between a foreign exchange gain or loss from proportions of its long-term debt obligations (denominated in U.S. dollars) and foreign exchange gain or loss of its highly probable U.S. dollar denominated future export revenues, so that gains or losses associated with the hedged transaction (the highly probable future exports) and the hedging instrument (debt obligations) are recognized in the statement of income in the same periods.

Foreign exchange gains and losses on proportions of cash flows from debt obligations (non-derivative financial instruments), as well as foreign exchange rate forward contracts (derivative financial instruments) have been designated as hedging instruments. Derivative financial instruments expired during the year were replaced by debts in the hedging relationships for which they had been designated.

Individual hedging relationships were designated in a one-to-one proportion, meaning that the highly probable future exports for each month and the proportions of cash flows from debt obligations, hedged in individual hedging relationship, an equal in US dollar in nominal amount. Only a portion of the Company’s forecast exports are considered highly probable.

The Company’s future exports are exposed to the risk of variation in the Brazilian Real/U.S. dollar spot rate, which is offset by the converse exposure to the same type of risk with respect to its debt denominated in US dollar.

The hedge relationships are assessed on a monthly basis and they may cease and may be re-designated in order reach the risk management strategy.

Whenever a portion of future exports for a certain period, for which their foreign exchange gains and losses hedging relationship has been designated is no longer highly probable, the Company revokes the designation and the cumulative foreign exchange gains or losses that have been recognized in other comprehensive income remain separately in equity until the forecast exports occur.

If future exports, for foreign exchange gains and losses hedging relationship has been designated is no longer expected to occur, any related cumulative foreign exchange gains or losses that have been recognized in other comprehensive income from the date the hedging relationship was designated to the date the Company revoked the designation is immediately recycled from equity to the statement of income.

In addition, when a financial instrument designated as a hedging instrument expires or settled, the Company may replace it with another financial instrument in a manner in which the hedge relationship continues to occur. Likewise, whenever a hedged transaction effectively occurs, its financial instrument previously designated as a hedging instrument may be designate for a new hedge relationship.

Ineffectiveness may occur as hedged items and hedge instruments have different maturity dates and due to discount rate used to determine their present value. Accordingly, the Company recognized a R$ 216 gain as foreign exchange gain due to ineffectiveness.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

The carrying amounts, the fair value as of June 30, 2018, and a schedule of expected reclassifications to the statement of income of cumulative losses recognized in other comprehensive income (shareholders’ equity) based on a US$ 1.00 / R$ 3.8558 exchange rate are set out below:

				Present value of hedging instrument notional value at 06.30.2018
Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	US$ million	R$
Foreign exchange gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange gains and losses on a portion of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	July 2018 to June 2028	58,631	226,068

Changes in the present value of hedging instrument notional value	US$ million	R$
Amounts designated at December 31, 2017	58,400	193,189
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	10,168	34,205
Exports affecting the statement of income	(3,000)	(10,081)
Principal repayments / amortization	(6,937)	(23,149)
Foreign exchange variation	−	31,904
Amounts designated at June 30, 2018	58,631	226,068
Nominal value of hedging instrument at March 31, 2018	66,880	257,875

The average ratio of future exports for which cash flow hedge accounting was designed to the highly probable future exports is 73.3%.

A roll-forward schedule of cumulative foreign exchange losses recognized in other comprehensive income as of June 30, 2018 is set out below:

	Exchange rate	Tax effect	Total
Balance at January 1, 2017	(38,058)	12,940	(25,118)
Recognized in shareholders' equity	(2,073)	705	(1,368)
Reclassified to the statement of income - occurred exports	10,059	(3,420)	6,639
Reclassified to the statement of income - exports no longer expected or not occurred	8	(3)	5
Balance at December 31, 2017	(30,064)	10,222	(19,842)
Recognized in shareholders' equity	(31,688)	10,774	(20,914)
Reclassified to the statement of income - occurred exports	5,507	(1,872)	3,635
Balance at June 30, 2018	(56,245)	19,124	(37,121)

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the statement of income may occur as a result of changes in forecast export prices and export volumes following a review of the Company’s business plan. Based on a sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in our BMP-2018-2022, would not indicate a reclassification adjustment from equity to the statement of income.

A schedule of expected reclassification of cumulative foreign exchange losses recognized in other comprehensive income to the statement of income as of June 30, 2018 is set out below:

	Consolidated
	2018	2019	2020	2021	2022	2023	2024	2025 to 2027	Total
Expected realization	(6,623)	(11,528)	(10,135)	(9,653)	(10,534)	(6,218)	(3,216)	1,662	(56,245)

IFRS 9 is effective from January 1, 2018 and provides for new requirements for hedge accounting. See note 6 for additional information on impacts of this new accounting standard on the Company’s financial statements.

b)	Cross currency swap – Pounds Sterling x Dollar

In the first half of 2017, the Company, through its wholly owned subsidiary Petrobras Global Trading B.V. (PGT), entered into cross currency swaps maturing in 2026 and 2034, with notional amounts of £ 700 million and £ 600 million, respectively, in order to hedge its Pounds/U.S. Dollar exposure arising from bonds issued amounting to £ 1,300. The Company does not expect to settle these swaps before their expiration dates.

c)	Non Deliverable Forward (NDF) – Euro x Dollar

In the second quarter of 2018, the Company, also through PGT, entered into non deliverable forwards with notional amount of Euro 2,700 million and maturing in 2019, in order to reduce its euro x dollar exposure raised by bonds issued. The Company does not intend to settle such derivatives before their expiration dates.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

d)	Sensitivity analysis for foreign exchange risk on financial instruments

A sensitivity analysis is set out below, showing the probable scenario for foreign exchange risk on financial instruments, computed based on external data along with stressed scenarios (a 25% and a 50% change in the foreign exchange rates), except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies.

			Consolidated
Financial Instruments	Exposure at 06.30.2018	Risk	Probable Scenario (*)	Reasonably possible scenario	Remote Scenario
Assets	19,617		(284)	4,904	9,809
Liabilities (**)	(248,113)	Dollar/Real	3,591	(62,028)	(124,057)
Cash flow hedge on exports	226,068		(3,272)	56,517	113,034
	(2,428)		35	(607)	(1,214)
Liabilities	(390)	Yen/Dollar	(3)	(98)	(195)
	(390)		(3)	(98)	(195)
Assets	15	Euro/Real	−	4	8
Liabilities	(28)		−	(7)	(14)
	(13)		−	(3)	(6)
Assets	16,044	Euro/Dollar	28	4,011	8,022
Liabilities	(26,518)		(47)	(6,630)	(13,259)
Non Deliverable Forward (NDF)	12,159		22	3,040	6,079
	1,685		3	421	842
Assets	3	Pound/Real	−	1	2
Liabilities	(79)		1	(20)	(40)
	(76)		1	(19)	(38)
Assets	11,730	Pound/Dollar	89	2,933	5,865
Liabilities	(17,778)		(135)	(4,445)	(8,889)
Derivative - cross currency swap	6,616		50	1,654	3,308
	568		4	142	284
Total	(654)		40	(164)	(327)

(*) On June 30, 2018, the probable scenario was computed based on the following risks:  R$ x U.S. Dollar - a 1.4% appreciation of the Real / Japanese Yen x U.S. Dollar - a 0.7% appreciation of the Japanese Yen/ Euro x U.S. Dollar: a 0.2% appreciation of the Euro / Pound Sterling x U.S. Dollar: a 0.8% appreciation of the Pound Sterling / Real x Euro - a 1.3% appreciation of the Real / Real x Pound Sterling - a 0.7% appreciation of the Real. Source: Focus and Bloomberg.

(**) It includes the Class Action provision as set out note 28.4.

30.3.	Interest rate risk management

The Company considers that interest rate risk does not create a significant exposure and therefore, preferably does not use derivative financial instruments to manage interest rate risk, except for specific situations encountered by certain subsidiaries of Petrobras.

30.4.	Credit risk

Credit risk management in Petrobras aims to mitigate risk of not collecting receivables, financial deposits or collateral from third parties or financial institutions through efficient credit analysis, granting and management based on quantitative and qualitative parameters that are appropriate for each market segment in which the Company operates.

The commercial credit portfolio is broad and diversified and comprises clients from the domestic and foreign markets. Credit granted to financial institutions is related to collaterals received, cash surplus invested and derivative financial instruments. It is spread among “investment grade” international banks rated by international rating agencies and Brazilian banks with low credit risk.

30.5.	Liquidity risk

Liquidity risk is represented by the possibility of a shortage of cash or other financial assets in order to settle the Company’s obligations on the agreed dates and is managed by the Company based on policies such as: centralization of cash management, optimization of the level of cash and cash equivalents held and reduction of working capital; maintenance of an adequate cash balance to ensure that cash needed for investments and short-term obligations is met even in adverse market conditions; increase in the average debt maturity, increase in funding sources from domestic and international markets, and developing a strong presence in the capital markets and also searching for new funding sources (such as new markets and financial products), as well as funds under the partnership and divestment program.

Company regularly evaluates market conditions, and may enter into transactions to repurchase its own securities or those of its affiliates, through a variety of means, including tender offers, make whole exercises and open market repurchases.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out as follows:

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

	Consolidated
Maturity	2018	2019	2020	2021	2022	2023 and thereafter	06.30.2018	12.31.2017
Principal	4,572	10,403	25,361	32,404	51,324	233,384	357,448	365,632
Interest	10,479	20,553	19,771	18,351	16,356	128,096	213,606	200,887
Total	15,051	30,956	45,132	50,755	67,680	361,480	571,054	566,519

31.	Fair value of financial assets and liabilities

Fair values are determined based on market prices, when available, or, in the absence thereof, on the present value of expected future cash flows.

The hierarchy of the fair values of the financial assets and liabilities, recorded on a recurring basis, is set out below:

•	Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.
•	Level 2: inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
•	Level 3: inputs are unobservable inputs for the asset or liability.
	Fair value measured based on
	Level I	Level II	Level III	Total fair value recorded
Assets
Marketable securities	4,086	−	−	4,086
Commodity derivatives	−	16	−	16
Foreign currency derivatives	−	379	−	379
Balance at June 30, 2018	4,086	395	−	4,481
Balance at December 31, 2017	6,051	346	−	6,397

Liabilities
Foreign currency derivatives	−	(104)	−	(104)
Commodity derivatives	(136)	−	−	(136)
Balance at June 30, 2018	(136)	(104)	−	(240)
Balance at December 31, 2017	(323)	−	−	(323)

There are no material transfers between levels for the periods presented.

The estimated fair value for the Company’s long term debt, computed based on the prevailing market rates, is set out in note 15.3.

The fair values of cash and cash equivalents, short-term debt and other financial assets and liabilities are equivalent or do not differ significantly from their carrying amounts.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

32.	Subsequent events

Leniency agreement with SBM

On July 26, 2018, the Company signed a leniency agreement with Ministry of Transparency and the General Federal Inspector’s Office (CGU), Brazilian Federal Attorney-General’s Office (AGU), SBM Offshore N.V. and SBM Holding Inc S.A. According to the agreement, the Company is entitled to receive R$ 549 in up to 90 days after its signing, in addition to a deduction of the nominal value of US$ 179 million from future payments owed by the Company to SBM based on prevailing contracts.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

33.	Correlation between the notes disclosed in the complete annual financial statements as of December 31, 2017 and the interim statements as of June 30, 2018
	Number of notes
Notes to the Financial Statements	Annual for 2017	Quarterly information for 2T-2018
The Company and its operations	1	1
Basis of preparation and presentation of financial statements	2	2
The “Lava Jato (Car Wash) investigation” and its effects on the Company	3	3
Summary of significant accounting policies	4	4
Accounting estimates	5	5
Cash and cash equivalents and Marketable securities	7	6
Trade and other receivables	8	7
Inventories	9	8
Disposal of Assets and other changes in organizational structure	10	9
Investments	11	10
Property, plant and equipment	12	11
Intangible assets	13	12
Exploration and evaluation of oil and gas reserves	15	13
Trade payables	16	14
Finance debt	17	15
Leases	18	16
Related-party transactions	19	17
Provision for decommissioning costs	20	18
Taxes	21	19
Employee benefits (Post-Employment)	22	20
Equity	23	21
Sales revenues	24	22
Other income and expenses	25	23
Costs and Expenses by nature	26	24
Net finance income (expense)	27	25
Supplemental information on statement of cash flows	28	26
Segment information	29	27
Provisions for legal proceedings	30	28
Collateral for crude oil exploration concession agreements	32	29
Risk management	33	30
Fair value of financial assets and liabilities	34	31
Subsequent events	35	32

The notes to the annual report 2017 that were suppressed in the 2Q-2018 because they do not have significant changes and / or may not be applicable to interim financial information are:

Notes to the Financial Statements	Number of notes
New standards and interpretations	6
Impairment	14
Petroleum and alcohol accounts - receivables from the Brazilian Federal Government	19.8
Contingent assets	30.5
Commitment to purchase natural gas	31
Capital management	33.4
Insurance	33.7

Statement of directors on financial statements and auditors’ report on the review of quarterly information

In compliance with the regulation Instruction of Brazilian Securities and Exchange Commission (CVM), the Chief Executive Officer and the Board of Executive Officers of Petróleo Brasileiro S.A. – Petrobras, publicly traded company, with its headquarters at Avenida República do Chile, 65, Rio de Janeiro, RJ, registered with CNPJ 33.000.167/0001-01, declare that the interim financial statements have been prepared in accordance with the law or the bylaws and that:

(i)	reviewed, discussed and agreed with the interim financial statements of Petrobras for the period ended June 30, 2018;
(ii)	reviewed, discussed and agreed with the opinions expressed in the report of KPMG Auditores Independentes regarding the interim financial statements of Petrobras for the period ended June 30, 2018.

Rio de Janeiro, August 2, 2018.

Ivan de Souza Monteiro	Rafael Salvador Grisolia
Chief Executive Officer	Chief Financial Officer and Chief Investor Relations Officer

Hugo Repsold Júnior	Nelson Luiz Costa Silva
Chief Production Development and Technology Officer	Chief Strategy and Performance Officer

Eberaldo de Almeida Neto	Jorge Celestino Ramos
Chief Corporate Affairs Officer	Chief Refining and Natural Gas Officer

Solange da Silva Guedes	Rafael Mendes Gomes
Chief Exploration and Production Officer	Chief Governance and Compliance Officer

KPMG Auditores Independentes

Rua do Passeio, 38 - Setor 2 - 17º andar - Centro

20021-290 - Rio de Janeiro/RJ - Brasil

Caixa Postal 2888 - CEP 20001-970 - Rio de Janeiro/RJ - Brasil

Telefone +55 (21) 2207-9400, Fax +55 (21) 2207-9000

www.kpmg.com.br

Report on the review of quarterly information - ITR

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities and Exchange Commission (CVM), prepared in accordance with the accounting practices adopted in Brazil, rules of the CVM and of the International Financial Reporting Standards - IFRS)

To the Board of Directors and Shareholders of

Petróleo Brasileiro S.A. - Petrobras

Rio de Janeiro - RJ

Introduction

We have reviewed the interim accounting information, individual and consolidated, of Petróleo Brasileiro S.A. - Petrobras (“the Company”), identified as Parent Company and Consolidated, respectively, included in the quarterly information form - ITR for the quarter ended June 30, 2018, which comprises the balance sheet as of June 30, 2018 and the respective statements of income and comprehensive income for the three and six months period then ended, and changes in shareholders' equity and cash flows for the six months period then ended, including the explanatory notes.

The Company`s Management is responsible for the preparation of these interim accounting information in accordance with the CPC 21(R1) and the IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as the presentation of these information in accordance with the standards issued by the Brazilian Securities and Exchange Commission, applicable to the preparation of quarterly information - ITR. Our responsibility is to express our conclusion on this interim accounting information based on our review.

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Scope of the review

We conducted our review in accordance with Brazilian and International Interim Information Review Standards (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries primarily of the management responsible for financial and accounting matters and applying analytical procedures and other review procedures. The scope of a review is significantly less than an audit conducted in accordance with auditing standards and, accordingly, it did not enable us to obtain assurance that we were aware of all the material matters that would have been identified in an audit. Therefore, we do not express an audit opinion.

Conclusion on the individual and consolidated interim accounting information

Based on our review, we are not aware of any fact that might lead us to believe that the individual and consolidated interim accounting information included in the aforementioned quarterly information was not prepared, in all material respects, in accordance with CPC 21(R1) and IAS 34, issued by the IASB, applicable to the preparation of the quarterly review - ITR, and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Emphasis - Impact of the Lava Jato Operation on the Company’s results

We draw attention to Note 3 of the interim financial information, which describes that: i) no additional information has been identified through the date of this accounting information which could materially impact the estimation methodology adopted for the write off recorded on September 30, 2014 ; and ii) the internal investigations being conducted by outside legal counsel under the supervision of a Special Committee created by the Company and the investigation conducted by the Securities and Exchange Commission - SEC are still on going, nevertheless to date no additional impact to those already disclosed in the interim financial statements has been identified.

Our report is not modified as a result of these matters.

Other matters - Statements of added value

The individual and consolidated statements of value added for the quarter ended June 30, 2018, prepared under the responsibility of the Company's management, and presented as supplementary information for the purposes of IAS 34, were submitted to the same review procedures followed together with the review of the Company's interim financial information. In order to form our conclusion, we evaluated whether these statements were reconciliated to the interim financial information and to the accounting records, as applicable, and whether their form and content are in accordance with the criteria set on Technical Pronouncement CPC 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added were not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

Rio de Janeiro, August 2, 2018.

KPMG Auditores Independentes

CRC SP-014428/O-6 F-RJ

Marcelo Gavioli

Accountant CRC 1SP201409/O-1

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Rafael Salvador Grisolia

______________________________

Rafael Salvador Grisolia

Chief Financial Officer and Investor Relations Officer